UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to _____

Commission File Number 1-09720

PAR®

PAR TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**16-1434688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991

(Address of principal executive offices, including zip code)

(315) 738-0600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.02 par value	PAR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of the Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) was $1,586,321,913 on June 28, 2024.

There were 40,213,079 shares of common stock outstanding as of February 24, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Annual Report.

PAR TECHNOLOGY CORPORATION
Form 10-K
For the Fiscal Year Ended December 31, 2024
TABLE OF CONTENTS

Unless the context indicates otherwise, references in this Annual Report to "we," "us," "our," the "Company," and "PAR" mean PAR Technology Corporation and its consolidated subsidiaries.

"PAR®," "PAR POS®" (formerly "Brink POS®"), "Punchh®," "PAR Ordering™" (formerly "MENU™"), "PAR OPS™," "Data Central®," "Delaget™," "PAR Retail™", "PAR® Pay", "PAR® Payment Services", and other trademarks identifying our products and services appearing in this Annual Report belong to us. This Annual Report may also contain trade names and trademarks of other companies. Our use of such other companies' trade names or trademarks is not intended to imply any endorsement or sponsorship by these companies of us or our products or services.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature, but rather are predictive of PAR's future operations, financial condition, financial results, business strategies and prospects. Forward-looking statements are generally identified by words such as "believe," "could", "would," "should," "will," "continue," "anticipate," "expect," "plan," "intend," "estimate," "future," "may," "potential," and similar expressions.

Forward-looking statements are based on management's current expectations and assumptions and are inherently uncertain. Actual results and outcomes could differ materially from those expressed in or implied by forward-looking statements, including forward-looking statements relating to and our expectations regarding:

- our plans, strategies and objectives for future operations and the growth of our business, including our service and product offerings, our go-to-market strategies and the expected development, demand, performance, market share, and competitive performance of our products and services;
- our ability to achieve and sustain profitability;
- our future revenues, gross margins, expenses, cash flows, and other financial measures;
- annual recurring revenue (ARR), active sites, subscription service gross margins, net loss, net loss per share, and other key performance indicators and non-GAAP financial measures;
- the availability and terms of product and component supplies for our hardware products;
- the timing and expected benefits of acquisitions, divestitures, and capital markets transactions;
- our human capital strategies and engagement;
- macroeconomic trends or geopolitical events and the expected impact of those trends and events on our business, financial condition, results of operations, and cash flows;
- claims, disputes, or other litigation matters; and
- assumptions underlying any of the foregoing.

Factors, risks, trends, and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements include:

- our ability to successfully develop, acquire, and transition new products and services, while enhancing existing ones to meet evolving customer needs and emerging technological trends, including our effective use of artificial intelligence (AI) in product development and integration of AI tools into our product and service offerings;
- our ability to add and maintain active sites;
- our ability to retain and add integration partners;
- macroeconomic trends, such as the effects of inflation, recession, interest rate fluctuations, and changes in consumer confidence and discretionary spending; and geopolitical events affecting countries where we operate or our customers or suppliers operate;
- our ability to retain and manage suppliers, secure alternative suppliers, and manage inventory levels, navigate manufacturing disruptions or logistics challenges, shipping delays and shipping costs;
- the impact of changes in import/export regulations, including tariffs, and trade disputes between the United States and other countries where we operate or our customers or suppliers operate;
- the effects, costs and timing of acquisitions, divestitures, and capital markets transactions;
- our ability to integrate acquisitions into our operations and the timing, complexity and costs associated with integrations;
- our ability to attract, develop and retain qualified employees to develop and expand our business, execute product installations and respond to customer service level needs;
- the protection of our intellectual property;
- our ability to generate sufficient cash flow or access additional financing sources as needed to repay outstanding debts, including amounts owed under our outstanding convertible notes;
- legal, reputation and financial risks if we fail to protect customer and/or our data from security breaches and/or cyber attacks;
- the impact of future pandemics, epidemics or other outbreaks of disease;
- changes in estimates and assumptions we make in connection with the preparation of our financial statements, or in building our business and operations plan and in executing our strategies;
- our ability to maintain proper and effective internal control over financial reporting;
- our ability to execute our business, operations plan, and strategies and manage our business continuity risks, including disruptions or delays in product assembly and fulfillment;
- potential impacts, liabilities and costs from pending or potential investigations, claims and disputes; and

- other factors, risks, trends and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements contained in this Annual Report, including but not limited to, those described under "Part I, Item 1. Business", "Part I, Item 1A. Risk Factors," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission (the "SEC"). We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

Item 1.   BUSINESS

General

PAR is a global foodservice technology company providing leading omnichannel cloud-based software and hardware solutions to the restaurant industry in three major restaurant categories – quick service, fast casual, and table service –, and the retail industry, including convenience and fuel retailers (C-Stores). Our product and service offerings include point-of-sale, customer engagement and loyalty, digital ordering and delivery, operational intelligence, payment processing, hardware, and related technologies, solutions, and services. We provide enterprise restaurants, franchisees, and other foodservice outlets with operational efficiencies through a data-driven network with integration capabilities from front- and back-of-house to customer fulfillment.

Our omnichannel solutions are used in more than 140,000 active restaurants and retail locations in more than 110 countries.

2024 Business Highlights

- **Stuzo Acquisition:** In March 2024 we acquired Stuzo, LLC, a digital engagement software provider to C-Stores. With the acquisition of Stuzo, we expanded into an adjacent vertical and became a leader in technology for convenience and fuel retailers.

- **Divestiture of Government Segment:** In June 2024 we divested PAR Government Systems Corporation ("PGSC") and in July 2024 we divested Rome Research Corporation ("RRC") resulting in the divestiture of our Government segment; beginning with the quarter ended June 30, 2024, we operate in a single reportable segment.

- **TASK Group Acquisition:** In July 2024 we acquired TASK Group Holdings Limited ("TASK Group"), an Australia-based global foodservice transaction platform, offering international unified commerce solutions, including interactive customer engagement and seamless integration, tailored for major brands worldwide. The TASK Group's transaction management platform, TASK, is used by some of the world's largest foodservice brands including, Starbucks Corporation and Guzman y Gomez, and its loyalty customer engagement platform, Plexure, is used by McDonald's Corporation in 63 markets. With the addition of TASK Group, we serve the top enterprise foodservice brands across the globe with a unified commerce approach from front-of-house to back-of-house.

- **Delaget Acquisition:** In December 2024 we acquired Delaget, LLC, a leading provider of restaurant analytics and business intelligence solutions. Delaget's comprehensive platform delivers data analytics, loss prevention, and operational insights that help restaurant operators streamline operations and improve profitability.

Our mission is to enable personalized experiences that connect people to the brands, meals, and moments they love; and our strategy to achieve this mission is grounded in delivering a unified experience across our comprehensive suite of subscription services, hardware, and professional services that simplifies our customers' operations, elevates their customer engagement, and drives their continued success.

Our vision of unified experience is a single platform that provides seamless connections from our customers' backend systems through to their customer-facing channels enabling our customers to deliver innovation, differentiated experiences and competitive advantage. It's the setup enterprise restaurants and retailers require to support omnichannel journeys and create a unified view of customer interactions, products, and management systems. We continually strive to enhance and expand our omnichannel solutions to provide full integration of data points that drive guest satisfaction and operational efficiencies to our customers across our product and service offerings.

Our Products and Services


Operator Cloud
Engagement Cloud
Open APIs
PAR POS
PAR Payments
PAR OPS
PAR TASK.
PAR Punchh
PAR Ordering
PAR Retail
PAR Plexure

Subscription Services

Our subscription services consist of software-as-a-service ("SaaS") solutions, related software support, managed platform development services, and transaction-based payment processing services, and are grouped into two product lines:

***ENGAGEMENT CLOUD*, offering customer facing solutions:**

PUNCHH, an enterprise-grade customer loyalty and engagement solution that enables customers to deliver personalized promotions to their customers to increase customer lifetime value and same-store sales. Punchh seamlessly integrates with our customers' existing systems, providing AI-powered tools to deliver omnichannel loyalty experiences and campaigns to engage their customers, create real-time 360-degree insights and drive repeat purchases and higher average spend.

PAR ORDERING, an eCommerce platform powering digital customer touchpoints from mobile, web, kiosk to delivery marketplaces. PAR Ordering provides customers with the tools they need to grow their digital business, manage orders from substantially all channels and order types, orchestrate their delivery operations, and fully control their digital experience to retain a direct customer relationship.

PAR RETAIL, a digital engagement software solution for convenience and fuel retailers (C-Stores) with an industry-leading guest engagement platform serving major brands in the space. PAR Retail enables retailers to deliver seamless, personalized experiences across mobile, web, and in-store channels. By leveraging data-driven insights, PAR Retail helps businesses increase customer engagement, drive loyalty program participation, and grow same-store sales with innovative, integrated technology solutions.

PLEXURE, an international customer engagement and loyalty platform that delivers hyper-personalized marketing campaigns and promotions in real-time. Leveraging advanced data analytics and machine learning, Plexure seamlessly integrates with existing systems to provide actionable insights and enhance the customer experience. By driving engagement across multiple channels, Plexure helps increase customer lifetime value, boost repeat transactions, and improve same-store sales performance through tailored, data-driven solutions.

***OPERATOR CLOUD*, offering front-of-house and back-of-house operator solutions:**

PAR POS, an open cloud, point-of-sale solution that provides operators with tools to seamlessly integrate with multiple product offerings - including kiosks, kitchen video systems, and enterprise reporting - through PAR's ecosystem of integration partners.

PAR PAY, includes our PAR Payment Services merchant services business that enables electronic payment and processing services for businesses of all sizes to accept electronic payments online or in-person and PAR Pay

Gateway, our front-end technology that reads payment cards and sends customer information to the merchant acquiring bank for processing. Combined PAR Payment Services and PAR Pay Gateway offer a comprehensive payment processing solution that allows our customers to accept a variety of payments methods including debit and credit cards, near-field communication contactless, mobile devices, digital wallets and gift cards.

PAR OPS, includes Data Central and Delaget product offerings that leverage business intelligence, analytics, and automation technologies to streamline operations. Serving as the central hub of restaurant intelligence, PAR OPS aggregates data from point-of-sale, inventory, supply, payroll, and accounting systems to deliver actionable insights and a comprehensive view of operations. By simplifying complex data into intuitive dashboards and reports, PAR OPS equips customers with the tools to achieve peak operational and financial efficiency, driving better decision-making and performance across their business.

TASK, an enterprise-grade technology solution, delivers powerful solutions to streamline operations and drive efficiency for hospitality and retail businesses. Specializing in point-of-sale, kitchen management, and inventory systems, TASK offers a transaction management platform that integrates seamlessly with existing infrastructure. Designed for scalability and reliability, TASK empowers businesses to optimize workflows, enhance service delivery, and elevate the customer experience through innovative, data-driven solutions.

Our SaaS solutions are extensible and built on open application programming interfaces ("API") enabling integration by more than 550 integration partners, including leading industry brands, to extend the reach and capabilities of our SaaS solutions and those of our integration partners.

Hardware

Our hardware offerings include point-of-sale terminals and tablets, wireless headsets, drive-thru systems, kitchen display systems, kiosks, printers, payment devices, and other in-store peripherals:

Point-of-Sale Hardware. Our POS hardware platforms are designed to reliably operate in harsh environments associated with food service. PAR terminals, including PAR WAVE and PAR PHASE, and our EverServ® POS tablets are durable and highly functioning, scalable, and easily integrated, offering customers competitive performance at a cost-conscious price. Our open architecture POS platforms are optimized to support our SaaS solutions, as well as many third-party POS software applications, support a distributed processing environment and are suitable for a broad range of use and functions within the markets served.

Wireless Communications, Drive-Thru Systems. Our wireless headsets for drive-thru order-taking provide our customers with another means to deliver their products and serve their customers. The PAR G5® and PAR Clear® headsets provide clear audio and an ergonomic fit. PAR's drive-thru timer systems provide crew and managers near-real-time feedback to improve speed of service and meet performance targets.

In-Store Peripherals. We partner with numerous vendors that offer in-store peripherals, including payment devices, cash drawers, and printers, allowing us to deliver a comprehensive, integrated hardware solution.

Professional Services

We provide a comprehensive portfolio of support services to our customers, including hardware repair, installation and implementation, training, and on-site and technical support.

Hardware repair. We offer depot repair, warranty, and overnight Advanced Exchange services from our offices in San Diego, California, Mississauga, Ontario, and our corporate headquarters in New Hartford, New York.

Installation and implementation. We offer hardware installation and software implementation services.

Training. We offer application training to customers' in-store staff and provide technical training to our customers' information systems personnel.

On-site and technical support. We offer on-site support in the continental U.S. through our field tech service network, and 24-hour help desk support from our diagnostic service centers located in New Hartford, New York and Tampa, Florida.

Outside the continental U.S. we provide our professional services either directly or through authorized providers.

<u>Sales and Marketing</u>

We sell our products and services to enterprise restaurants, franchisees, and other restaurant outlets and to C-Stores and other retail customers, including amusement parks, cinemas, cruise lines, spas, casinos, and other ticketing and entertainment venues. Our dedicated sales teams work closely with potential customers to understand their operational challenges and recommend the most effective solutions. Our sales teams are organized in two main areas: enterprise customer sales, focused on tier-one (brands operating 500 or more sites) and tier-two (brands operating 50-499 sites) customers; these customers are generally driven by requests for proposals and have longer sales cycles, where we aid our sales team with premier support and pre-sales engineers; and sales to customers with small to medium-size businesses, where we focus on providing simplified solutions and quicker implementation of our products. We also leverage a network of channel partners, including resellers, distributors, and integrators, as a cost effective means of extending our selling opportunities. Sales and marketing expenses were $41.7 million, $38.5 million, and $34.9 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

We have longstanding relationships with several of the largest brands in the restaurant space, including as an approved provider of restaurant technology solutions and related support to McDonald's Corporation and its franchisees since 1980, to Yum! Brands since 1983, and to Dairy Queen since 2018. McDonald's Corporation represented 15% of our total revenue in 2024.

<u>Competition</u>

The markets for our products and services are highly competitive and rapidly evolving. We compete on the basis of features and functionality, user experience, integration capabilities, method of delivery (cloud versus traditional on-premise software applications), existing and planned product design, quality and reliability, product development capabilities, price, and customer service. Many of our larger customers have approved several suppliers of software and hardware similar to one or more of our products.

Our open integration platform, enterprise-grade omnichannel cloud-based software and hardware solutions, combined with our development capabilities, extensive domain knowledge and expertise, excellent product reliability, direct sales teams, and responsive customer service and support, are some of our competitive advantages. We also believe our customer base is a competitive advantage; our customers are primarily enterprise and fast-growing brands and typically choose our products when opening new stores and locations. However, several factors can affect our ability to successfully compete, including rapid adoption of new technologies such as AI in product development and as a component of products and services, the constant introduction of new product and service offerings, and aggressive pricing strategies.

We face competition from companies both within our market segment and from those targeting lower market tiers. Some of these competitors have greater financial and technical resources, more relevant product and service offerings, and larger established customer bases. This competitive landscape can impact our market share and growth potential. As competition intensifies, both from existing competitors and new market entrants, we must continually innovate and adapt to maintain our competitive edge. Additionally, as we expand into new markets, we will encounter established competitors and new market entrants, further challenging our ability to compete effectively.

<u>Supply</u>

We have agreements for the supply of hardware products and components, including long-term or volume-based purchase agreements with some suppliers. We have alternative sources in the event one or more of our component suppliers are not able to perform or fully perform; and we hold safety stocks of single source hardware products in quantities that we believe are sufficient to protect against possible supply chain disruptions. To mitigate supply chain risks, we continue to expand our supplier network, including identifying and/or establishing alternative suppliers of our hardware products, increase our inventory levels of scarce components and adjust our pricing to reflect market conditions.

<u>Research and Development</u>

Product research, innovation, and product development are an integral part of our business. We continuously evaluate customer needs and new technologies to enable us to develop innovative and relevant products and product enhancements. We leverage AI to assist in the generation of code and other product-related artifacts which assists in driving efficiency and innovation in our development process. Research and development expenses were $67.3 million, $58.4 million, and $48.6 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures, and contractual provisions to establish, maintain, and protect our intellectual property. We have U.S. and foreign patents filed and issued to protect our discoveries and inventions, registered and common law trademarks to protect our brand, and copyrights that relate to software and various distinctive characteristics of our products. We also rely on a combination of confidentiality and assignment-of-invention agreements with our employees and consultants, and enter into confidentiality and licensing agreements with our customers and other third parties with whom we have strategic relationships. We believe our use and reliance on intellectual property laws and our agreements and licenses protect and maintain our rights in our intellectual property; however, there can be no assurance that our trademarks, copyrights, patents, and other intellectual property rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights in technologies that are relevant to our business; or that our intellectual property rights will give us a competitive advantage. For a discussion of risks associated with intellectual property, refer to the Risk Factor—"*Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and materially and adversely harm our business, financial conditions, results of operations and cash flows*" in "Part I, Item 1A. Risk Factors", which is incorporated herein by reference.

Government Regulation

We are subject to a variety of laws and regulations in the United States and other jurisdictions that involve matters central to our business, including privacy, data security and personal information, content, data retention and deletion as well as U.S. and foreign laws and regulations that impact the operations of our business, including employee matters, import/export controls, trade restrictions, including tariffs, anti-corruption and bribery. A failure, or alleged failure, by us to comply with any of these laws or regulations could have a material adverse effect on our business, financial condition, and results of operations. For additional information about government regulation and laws applicable to our business, refer to the risks described in "Part I, Item 1A. Risk Factors".

Human Capital

We prioritize finding, developing and rewarding extraordinary talent. Our employee-first strategy is designed to provide an inclusive and safe environment where our employees enjoy coming to work each day to support our customers and grow our business. As of December 31, 2024, we employed 1,585 people worldwide, 1,581 of whom were full-time.

We value urgency, ownership, delivering outcomes, never settling and winning together, which we consider to be the foundation for how we operate and make decisions.

Leadership's Role: Our senior management team is responsible for developing and executing our human capital strategy. We seek employees who share a passion for technology and its ability to improve our customers' businesses. Our mission is to create an environment that reflects our values of *urgency, ownership, delivering outcomes, never settling and winning together* where our employees thrive. Our strategy is to seek to hire the best talent, give them the responsibility and authority they deserve, and let them make the decisions on how to best execute. We design our employee compensation and benefits programs to be competitive and consistent with our values, to incentivize and reward outstanding performance. Our Chief Executive Officer and Vice President, Commercial Finance regularly update the compensation committee of our board of directors on key areas of our human capital strategy, including the following:

Culture: Our commitment to culture is simple: it's about community and belonging. We want to understand and integrate our employees' unique perspectives and voices every day. Our employees should feel a sense of belonging and want to be part of the PAR team.

Employee Engagement and Talent Management/Development: Consistent with our employee-first strategy, we believe that our employees should have the opportunity to communicate their feedback, concerns and suggestions. We conduct annual employee engagement surveys, and quarterly "pulse" surveys. Understanding the "pulse" of our employees through these surveys is critical to inform our strategies around employee engagement, retention and total rewards. In 2024, we introduced quarterly "Living Our Values" awards. Employees submit examples where PAR values are demonstrated by a coworker, enabling them to be selected as a quarterly Living Our Values winner. Winning recipients are recognized in front of their peers for their efforts and accomplishments, in addition to custom swag and spot bonuses.

We offer a variety of programs to support employee growth and development at PAR. In 2024, we launched the PAR Career Framework which maps employees worldwide to a job-level structure. This career mapping drives consistency and intentional career discussions between managers and employees, enabling ongoing development of talent and internal mobility across the organization. Additionally, it provides an objective and equitable process for integrating incoming talent both organically via hiring and inorganically via M&A activity. In 2024 all people leaders were enrolled to attend PAR's Leadership Academy, which is designed as an annual program for new and developing people leaders to gain the skills necessary for people management at PAR.

Our Annual Talent Roadmap includes a performance review, and 360 feedback annually for all employees, as well as a robust talent review of director level and above employees with our executive team. We offer a voluntary mentoring program and a women's development program annually that employees can nominate themselves for. In 2025, we will continue to invest in training and development tools and additional resources such as tracking career development discussions between employees and managers, investing in individual career coaching, and continuing to create custom development content for specific teams and departments to meet employees where they are.

Our compensation philosophy aims to attract, retain and incentivize top performers in a highly competitive market for talent using short-term and long-term performance targets. To support our meritocratic, pay-for-performance strategy, we reward employees for achieving performance targets and contributing to our culture by living our values day in and day out. We have a robust CEO award program that gives leaders the opportunity to over index on rewarding top performers in their organizations during the annual performance review cycle.

Health and Safety: The health and safety of our employees in the workplace are of utmost importance to us. We regularly assess our facilities to ensure compliance with our health and safety guidelines and regulatory requirements. In December 2024, we launched our Headspace Employee Assistance Program (EAP) to our global team for confidential best-in-class meditation and mindfulness support as well as a full suite of work-life services available to PAR's full-time employees and their families.

Talent Acquisition and Attrition: PAR works diligently to attract the best talent from a diverse range of sources to meet the current and future demands of our business. To proactively attract diverse talent and broaden our candidate pool, we engage with universities, professional associations, industry groups, and leverage PAR's robust employee value proposition, which includes our location-flexible philosophy, a collaborative global work environment, and a shared sense of purpose. Our focus on retaining talent is rooted in our employee-first strategy and includes investments in employee engagement, diverse talent sourcing tools, talent management systems, and development. We continue to make appropriate adjustments to help ensure competitive compensation, including the implementation of a pay transparency initiative designed to ensure equity and fairness.

Available Information

Our website is located at https://partech.com. Our Annual Reports on Form 10-K, Proxy Statements on Schedule 14A, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports and statements filed or furnished by us pursuant to the Exchange Act are available, free of charge, on our website at https://partech.com/investor-relations/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Board of Directors' committee charters and Code of Conduct are also available, free of charge, at https://partech.com/investor-relations/. The information posted on or accessible through our website is not incorporated into this Annual Report or in any other report or document we file with the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including PAR.

Item 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. The risks described below are not the only risks or uncertainties we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, could materially and adversely affect our business, results of operations, financial condition, cash flows, and stock price.

Risks Related to Our Business and Operations

We face extensive competition in our markets, and our failure to compete effectively could result in decreased demand for our products and services and/or price reductions, which could materially and adversely affect our ability to achieve and sustain profitability and harm our business, financial condition, and results of operations.

The markets for our products and services are characterized by rapid technological advances, intense competition among existing and emerging competitors, fluid and evolving industry practices, disruptive technology developments (including the use and integration of AI into products and service offerings), and frequent new product introductions; any one of these factors, could create downward pressure on pricing and gross margins and could adversely affect sales to our existing customers, as well as our ability to attract and sell to new customers. Our future success depends on our ability to anticipate and identify changes in customer needs and/or relevant technologies (including AI), quickly respond to customer requirements, and rapidly and effectively introduce new and innovative products, features, and functions, while maintaining the integrity, quality, and competitiveness of our existing products and services. If we fail in these efforts, our business, financial condition, and results of operations could suffer, and our ability to achieve and sustain profitability could be adversely impacted.

Our failure to meet service level commitments or milestones under customer contracts may result in our customer contracts being less profitable, and expose us to liability and reputational harm.

Our subscription services agreements typically include service level commitments or milestones. If we fail to meet these contractual commitments, we may be contractually obligated to pay penalties or provide service credits for a portion of the service fees paid by our customers. Customers also typically have the right to terminate their agreements and pursue damages claims for serious or repeated failures to meet service level commitments. These contractual commitments have, and may in the future, adversely impact our revenues, ARR, and gross margins earned on our subscription services. Moreover, our failure to meet our commitments could result in customer dissatisfaction, reputational harm, or the loss of customers, and adversely affect our business and results of operations.

We rely on third-party cloud and network infrastructure providers to deliver our subscription services, and any interruptions or delays in their services could harm our reputation and business.

Our ability to deliver our subscription services in a timely, secure, and reliable manner to our customers depends on the protection of the information we store with our third-party cloud providers, as well as the maintenance of third-party network infrastructures. Interruptions or delays in these services, including those which may be caused by natural disasters or malicious actors, have, and may in the future, result in service disruptions, resulting in our failure to meet service level commitments or milestones, exposing us to liability, reputational damage, and potential loss of customers. We may also incur significant costs to use alternative providers or equipment to deliver our subscription services or taking other actions to mitigate any prolonged service disruptions. Any such alternatives could be more difficult or costly to replace than what we currently license, and integration of alternatives into our information technology system could require significant work and resources and delays.

Our products might experience coding, configuration, or manufacturing errors, which could damage our reputation, deter current and potential customers from purchasing our products and materially and adversely affect our business, financial conditions, results of operations, and cash flows.

Our products or product updates may contain coding, configuration or manufacturing errors that can negatively impact their functionality, performance, operation, and integration capabilities, and expose us to product liability, performance issues, warranty claims, and harm to our reputation, which could adversely affect our business, financial condition, results of operations, and cash flows.

Macroeconomic conditions and geopolitical events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Economic instability or regulatory or political conditions in the United States and in other countries and regions in which we, our customers, suppliers, and our other third-party providers conduct business, and the impact of such conditions or insecurities, including inflated costs of goods and muted or decreased consumer confidence and discretionary spending, could materially and adversely impact the cost and demand for our products and services, our ability to perform our contractual obligations, and execute our operational and growth strategies.

- *Cost of products and components*. Certain areas of our business could experience supply chain challenges, including shortages, shipping delays, and increased costs due to price increases for hardware products and components and in shipping costs; changes in U.S. and foreign trade policies, including new or increased tariffs, potential sanctions and counter-sanctions, particularly with or involving China, South Korea, and Taiwan could result in increased costs; however, we have taken steps to minimize the impact of these factors. We have expanded the regions where we sell our hardware products, and we continue to build our supplier network, including identifying and/or establishing alternative suppliers of our hardware products, increase our inventory levels of scarce components and adjust our pricing to reflect market conditions.

- *Cost of labor and labor shortages*. High labor costs have a direct negative impact on our results of operations and could negatively influence our customers' investment choices, including whether and when to invest in our products and services. Additionally, fewer participants in the labor market may dampen businesses' and consumers' ability and desire to invest and spend, which could also negatively influence our customers' investment choices. Any of the forgoing events could adversely impact our business, including our costs of sales and operating results.

- *Changes in consumer confidence*. The restaurant/retail industries depend on consumer discretionary spending. Our customers are impacted by consumer confidence, which is influenced, in part, by general economic conditions, which may negatively affect consumer discretionary spending. A material decline in consumer confidence could result in consumers dining out less, spending less on meals, or altering the source or mix of their purchasing choices, which could negatively impact our customers' sales and, in turn, result in reduced, delayed, or cancelled orders (bookings) or a decrease in active sites, revenue, or annual recurring revenue (ARR) from our subscription services, or an increase in customer churn; or reduced, delayed or cancelled hardware sales and installations.

Issues with product and component availability or supplier performance may affect our ability to assemble, repair, and deliver our hardware products and perform related services, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on third-party suppliers to deliver hardware products and components in sufficient quantities, at reasonable prices, and timely so that we can timely deliver and install our hardware products and perform our Advanced Exchange, depot repair and field services. We have agreements for the supply of hardware products and components, including long-term or volume-based purchase agreements with some suppliers. We have alternative sources in the event one or more of our component suppliers are not able to perform or fully perform; and we hold safety stocks of single source hardware products in quantities that we believe are sufficient to protect against possible supply chain disruptions; however, we cannot assure that hardware products and components will be available or available in needed quantities and quality or at favorable or competitive prices. If we experience a problem (availability, quantity, quality, or pricing) with one or more of our suppliers, and we are not able to cover or adequately cover from other sources, it could lead to a shortage of hardware products and components and extended lead times for the delivery and installation of our hardware products or adversely affect our performance of Advanced Exchange, depot repair and field services, which could negatively impact our ability to satisfactorily and timely meet our contractual and customer obligations. This could result in reduced sales, breach or termination of contracts, and damage to our reputation and relationships with our customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Further, in some instances, we are dependent on single-source suppliers for our hardware products, which may subject us to other significant risks, including inadequate inventory, higher prices, and reduced control over delivery schedules.

Most of our suppliers of hardware products and components are located internationally, including in South Korea, China, and Taiwan, and are susceptible to hostilities in those regions and tariffs and other restrictions on trade between the United States and countries where our hardware products and components are sourced, which could increase the cost or restrict the availability of hardware products and components to us that we may not be able to offset or cover from another source. Furthermore, certain of our suppliers could decide to discontinue business with us or limit the allocation of hardware products and components to us, which could result in our inability to fill our supply needs, jeopardizing our ability to fulfill our contractual obligations, which could in turn, result in a decrease in sales and cash flows, contract penalties or terminations, and damage to customer relationships and our reputation.

While we have been able to secure favorable terms from most of our suppliers, this is not the case with all of our suppliers. Unfavorable pricing, quantity, and delivery terms negatively impact our gross margins associated with hardware sales and Advanced Exchange, depot repair, and field services. To offset increased costs, we have and may in the future increase the prices of our hardware products and installation, repair, and field services. These price increases could make us less competitive, result in reduced sales, and loss of potential new customers, and cause damage to our reputation and relationships with our customers, which could have a negative impact on our business, financial condition, and results of operations.

Inventory management is an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of hardware product and component inventory availability and shortages and customer requirements. We hold safety stocks of single source hardware products in quantities that we believe are sufficient to protect against possible supply chain disruptions and, in some instances, increase our inventory levels of components to satisfy anticipated customer requirements. Higher inventory levels can lead to increased costs for hardware products and components, higher inventory expenses, and lower gross margins, potentially necessitating the write-down of excess inventory. Effective inventory management is crucial, and failure to maintain optimal inventory levels could negatively impact our financial condition, operational results, and ability to achieve and sustain profitability.

If we are unable to recruit, develop, and retain skilled employees, our business, financial condition, and results of operations may be materially and adversely harmed.

Our ability to successfully execute our operational plans and growth strategies, achieve our business and/or development objectives, or increase the scope or range of our service or product offerings is dependent, in part, on our ability to attract, develop, and retain skilled employees, including data security and product architects, engineers and technical personnel and sales representatives. Competition for top talent in the restaurant/retail and technology industries is intense. If we cannot effectively recruit, develop, and retain qualified employees to drive our operational and strategic goals and develop and convert opportunities our business could suffer. Our ability to recruit, develop, and retain necessary qualified employees depends on a number of factors, including compensation and benefits, flexibility regarding virtual and hybrid work arrangements, work location, work environment, and corporate culture.

Acquisitions are an element of our growth strategy, which subjects us to risks commonly associated with acquisition transactions, which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

We expect to continue to expand our business through acquisitions of complementary companies, products, and technologies. Acquisition transactions are subject to risks including:

- the diversion of our management's time and focus from operating PAR's business;
- difficulties in obtaining required regulatory or stakeholder approvals;
- equity or debt financing transactions to finance an acquisition, including potential dilution from the issuance of our capital stock or the incurrence of additional debt or the failure to obtain satisfactory financing terms;
- the failure of our due diligence to identify significant issues associated with or arising out of an acquisition transaction, including issues related to the acquisition target (such as quality of product or technology and financial reporting, accounting practices, and internal controls) or country specific laws and regulations;
- our inability to fully realize the expected financial or strategic benefits of an acquisition transaction including within the timeframe we expected;
- unforeseen costs, cost overruns, or unanticipated investments;
- failure to successfully integrate and further develop the acquired business, product, or technology;
- employee retention costs and expenses, including compensation and benefit costs and retention payments to executive officers and key employees;
- difficulties coordinating and managing geographically separate organizations, and with foreign acquisitions, the need to integrate operations across different cultures and languages and to comply with country specific laws and regulations;
- difficulties entering geographic markets or new market segments in which we have no or limited experience;
- cybersecurity and data security and protection related considerations, controls and exposures;

- inability to retain customers and suppliers of the acquired business, and on terms similar to, or better than, those in place with the acquired business;
- assumed and unknown liabilities; and
- failure to maintain our internal controls and systems.

If we fail to realize expected benefits or synergies from our acquisitions, such as cost-savings and earnings accretion, or if we decrease our liquidity by using a significant portion of our available cash to finance acquisitions, incur additional indebtedness or issue additional equity securities to finance acquisitions or incur or assume unanticipated liabilities, losses or costs associated with our acquisitions, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Our international operations subject us to local laws and regulatory regimes, geopolitical or economic changes or events, uncertainties and other factors that could harm our business, financial condition and results of operations.

For the years ended December 31, 2024, 2023, and 2022, 12.5%, 8.5%, and 7.5%, respectively, of our total consolidated revenues were derived from sales outside of the United States. Our business, financial condition, and operations could suffer due to a variety of international risks including:

- compliance with the General Data Protection Regulation ("GDPR"), the United Kingdom's Data Protection Act (the "UK-GDPR") and similar laws and regulations governing data privacy and data protection, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws, and other regulatory or contractual limitations governing our operations and sale of products and services in foreign jurisdictions, and the risks and costs of non-compliance with such laws and regulations, including fines, penalties, criminal sanctions against us, our officers or employees, prohibitions on the conduct of our business, and damage to our reputation;
- compliance with the EU AI Act and similar laws and regulations of other foreign jurisdictions governing the development, adoption, and use of AI, which could result in significant additional costs or result in fines or other penalties for failing to comply;
- geopolitical events, such the Russia-Ukraine war, tensions with China and between China and Taiwan, hostilities in the Middle East, including the Israel conflict(s), and uncertainty relating to new or increased tariffs or other trade restrictions implemented by the U.S. or retaliatory trade measures or tariffs implemented by other countries, which could result in reduced economic activity, increased costs in operating our business, or other potentially adverse economic outcomes;
- compliance by international employees with accounting practices generally accepted in the United States, including adherence to our accounting policies and internal controls;
- increased financial accounting and reporting burdens and complexities;
- increased risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;
- reduced protection of our intellectual property rights in certain countries and practical difficulties and costs of enforcing those rights abroad;
- difficulties in managing international employees and exposure to different employment practices and local labor conditions and regulations, including labor issues faced by suppliers or immigration and labor laws which may adversely impact our access to technical and senior management;
- compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes;
- sales and customer service challenges associated with operating in different countries;
- difficulties in receiving payments from different geographies, including difficulties associated with currency fluctuations, payment cycles, transfer of funds, or collecting accounts receivable; and
- increased management, travel, infrastructure, and legal compliance costs associated with having international operations.

The risks described above could increase the cost of doing business internationally, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, our international employees, including our employees located in Australia, New Zealand, Canada, India, and Serbia, and third-party consultants, including consultants located in Germany, Poland, and Ukraine, provide software development and support services. A sustained loss of the software development services provided by our international employees and third-party consultants could negatively impact our software development efforts, adversely affect our competitive position, harm our reputation, impede our ability to achieve and sustain profitability, and negatively impact our business, financial condition, results of operations, and cash flows.

Natural disasters, pandemics, or other natural or manmade disasters or outbreaks could negatively impact our business and operations.

Our business is susceptible to losses and interruptions caused by flooding, hurricanes, earthquakes, power shortages, telecommunications failures, pandemics and other natural or manmade disasters any one of which could have an adverse impact in countries or regions in which we conduct our business or offer and sell our services and products or our customers conduct their businesses and, in turn, decrease the demand for our services or products. Such events could also cause delays or disruptions in access to our subscription services or third-party providers' software and systems; cause supply chain disruptions, resulting in shortages or delays in shipments of hardware products and components; create health and safety risks to our employees and distract employee productivity; and result in changes in consumer spending choices and customer investment decisions, any one of which could harm our business and results of operations. Moreover, we may be subject to climate-related regulations and reporting requirements and changing market dynamics and stakeholder expectations regarding climate change and any impact our operations have or may have on the environment, all of which may impact our business, financial condition and results of operations.

Risks Related to Cyber Security, Data Privacy, and Intellectual Property

Our cloud applications and information technology systems or those of our service providers could be subject to cyberattacks or other security incidents, which could result in operational disruptions, costly governmental investigations or litigation and other adverse consequences that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We experience cyber-attacks and other attempts to gain unauthorized access to our cloud applications and information technology systems on a regular basis, and we anticipate that we will continue to be subject to such attempts as we continue to expand the products and services we offer to customers. Despite our cybersecurity program and the technical and organizational security measures we use to detect and prevent unauthorized access and usage, our cloud applications and information technology systems, and the third-party cloud computing platforms on which our cloud applications and data are stored or processed, are vulnerable to cyber-attacks, including computer viruses, distributed denial of services attacks, malware, social engineering, credential-based attacks, supply chain attacks and other attacks which may result in unauthorized access by malicious actors, including nation-states and their agents. Such events have caused, and in the future could result in, the disruption of access to or the interruption of the operation of our cloud applications and information technology systems, or the cloud computing platforms and cloud applications of our third-party providers.

Even though prior events did not have a material adverse effect on our cloud applications and information technology systems or the cloud computing platforms and cloud applications of our third-party providers/integrators and our operations, there can be no guarantee that the same will be the case in the future. Cyber-attacks have become increasingly more sophisticated, frequent, and difficult to predict and protect against. In particular, the shift to a widespread remote working environment, including additional remote development teams, and the addition of new infrastructures, as well as the emergence and maturation of AI capabilities, increases the opportunities available to malicious actors, and, as such, increases the risk of a cyber-attack potentially occurring which may result in the disruption of access to or the interruption of the operation of our cloud applications and information technology systems, or the cloud computing platforms and cloud applications of our third-party providers/integrators. A material failure or disruption in our operations due to such an attack could result in unauthorized access, data loss, misappropriation of information, interruption of systems availability or denial of access to applications or information required by our customers to conduct their businesses, which in turn could result in costly governmental investigations and litigation, breach of contract claims, indemnity obligations, and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Security defects and vulnerabilities in our cloud applications and information technology systems or those of our service providers, integrators, and customers could result in claims of liability against us, damage our reputation, or otherwise materially harm our business, financial condition, results of operations, and cash flows.

Our cloud applications and information technology systems and those of our third-party service providers/ integrators and customers are inherently subject to security defects and vulnerabilities due to the release of new technologies and new techniques developed by malicious actors. If the manner and timing of how we fix identified security defects and vulnerabilities to our cloud applications and information technology systems is wrong or the manner and timing of how our third-party service providers/integrators, or third-party network providers fix defects and vulnerabilities in their cloud applications and information technology systems is wrong, or our customers do not implement or timely implement security updates or version upgrades provided by us or our third-party service providers\integrators, then our and our third-party service providers\integrators cloud applications and information technology systems, and the information technology systems of our customers may be left vulnerable to delays and disruptions to access, which may result in our customer's being unable to conduct their businesses. Unchecked security defects or vulnerabilities, may result in a material failure of our or our third-party providers\integrators cloud applications and information technology systems, substantial service disruptions, unauthorized access or denial of access, data loss or misappropriation of information, which in turn could result in breach of contract claims, indemnity obligations, governmental investigations and penalties, and reputational damage, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to comply with data privacy or data protection laws and regulations could subject us to significant penalties and legal liability, harm our reputation or otherwise materially harm our business, financial condition, results of operations, and cash flows.

Global data privacy and data protection legislation, enforcement, and policy activity are rapidly expanding and creating a complex compliance environment and the potential for significant liability in the event of a data incident. We are subject to data privacy and data protection laws and regulations (including AI laws and regulations) in the United States and abroad, some of which place restrictions on our ability to process personal data across our business. For example:

- various state data privacy and data protection laws, including the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"), the Illinois Biometric Information Privacy Act ("BIPA"), the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Utah Consumer Privacy Act, Connecticut's Act Concerning Personal Information Privacy and Online Monitoring, the New York SHIELD Act, and the regulations implementing these laws, establish data privacy rights to their respective residents (including in California, where residents have a private right of action for violations of the CCPA and CPRA) and regulate how we may collect, use, process and store personal data.

- the General Data Protection Regulation ("GDPR") and the United Kingdom's Data Protection Act 2018 ("UK-GDPR"), impose requirements relating to the processing of personal data, the information provided to individuals regarding the processing of their personal data, the security, confidentiality, minimization, and retention of personal data, notifications in the event of personal data breaches and the use of third-party processors. The GDPR and the UK GDPR impose substantial fines for breaches of data protection requirements, which can be up to four percent of annual worldwide revenues or 20 million Euros, whichever is greater.

These laws and regulations are evolving and the application, interpretation, and enforcement of these laws and regulations are often uncertain; nevertheless, our failure or perceived failure to adequately address data privacy and data protection concerns, or to comply with applicable laws and regulations could damage our reputation, discourage current or potential customers from using our products and services, and result in costly governmental investigations, enforcement actions or litigation, breach of contract claims, indemnity obligations, additional insurance costs, complaints by private individuals, and/or the payment of penalties to consumers or governmental entities, which could have a material and adverse effect our business, financial condition, results of operations and cash flows.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and materially and adversely harm our business, financial conditions, results of operations and cash flows.

We believe that our products and services do not infringe the intellectual property rights of third parties; however, we cannot guarantee that third parties will not assert infringement or misappropriation claims against us with respect to our current or future products and services, or that any such assertions will not require us to enter into royalty arrangements or settlement agreements, or result in costly litigation or in our being unable to use certain intellectual property. Infringement assertions from third parties may involve patent holding companies or non-practicing entities or other patent owners who have no relevant product revenue, and therefore our viable and supportable defenses may provide little or no deterrence to these entities or patent owners in bringing intellectual property rights claims against us. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

There are risks related to our information technology systems, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are in the process of combining our customer relationship management (CRM) and enterprise resource planning (ERP) systems into a single pre-existing CRM and ERP system, both of which are intended to improve the efficiency and effectiveness of our operations by streamlining information flow. The implementation processes are complex and time-consuming and are subject to project delays, integration risks, data conversion risks, and risks associated with the efficient and effective adoption of these systems by employees and customers. These risks could result in operational inefficiencies that materially and adversely affect our business, financial condition, results of operations, and cash flows due to:

- unforeseen and unbudgeted costs;
- reduced, delayed, or cancelled orders (bookings) for our subscription services, a decrease in sites actively using our subscription services or a decrease in subscription service revenue or annualized recurring revenue (ARR) from our subscription services, or an increase in customer churn;
- reduced, delayed, or cancelled hardware sales and installations; and
- customer payment delays.

Furthermore, the implementation processes of these systems may create change management risks that require effective internal controls to mitigate. Our failure to maintain an effective internal control environment could have a material adverse effect on our ability to accurately and timely report our financial results.

Our use of AI could have a material adverse effect on our business, financial condition, and results of operations.

We use AI technologies in our product development, our internal operations, and the products and services we offer, and we intend to further expand our AI use and capabilities to remain competitive; however, ineffective or deficient AI practices by us or third parties could lead to bias or inaccurate information and decision-making, misuse or infringement of intellectual property rights, or operational inefficiencies; moreover, AI technologies can lead to unauthorized disclosure of sensitive information. Ensuring the integrity and security of AI tools and usage may require significant investment, potentially impacting our gross margins; however, if we fail to properly address these issues our reputation could be harmed and the demand for our products or services reduced, which could have a material adverse effect on our business, financial condition, and results of operations.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, with jurisdictions around the world applying, or considering applying, laws and regulations related to intellectual property, cybersecurity, export controls, privacy, data security, and data protection to AI, or general legal frameworks on AI, such as the Colorado AI Act, which begins to apply in 2026, or the EU AI Act, parts of which apply beginning in 2025. These laws and regulations are evolving and the application, interpretation, and enforcement of these laws and regulations are uncertain; nevertheless, our failure or perceived failure to comply with applicable laws and regulations, industry standards or ethical requirements and expectations relating to AI could damage our reputation, discourage current or potential customers from using our products and services, and result in costly governmental investigations, enforcement actions or litigation, breach of contract claims, indemnity obligations, additional insurance costs, and/or penalties, which could have a material and adverse effect on our business, financial condition, and results of operations. Moreover, the public may perceive AI negatively, associating it with job displacement and privacy and ethical concerns. This perception could harm our reputation, lead to reduced demand for our products or services or harm our ability to obtain favorable pricing or other terms for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.


Financial Related Risks


We may not be able to achieve and sustain profitability, which could have a material adverse effect on our financial condition and the trading price of our common stock.

We have incurred operating losses in each of the last several years, including for the year ended December 31, 2024. For us to achieve and sustain profitability, we must operate our business consistent with our capital allocation strategy, which focuses on the allocation of our capital to revenue generating activities, while controlling expenses. We cannot assure that we will be successful in achieving or sustaining profitability in the future, among other things:

- our investments in new products and new features for our existing products, may require more investment than planned or our new products or new features may not achieve the expected commercial success and generate additional revenue or advance the growth of our business;
- we may not realize the anticipated revenue contributions or operational synergies of our acquired businesses or achieve our targeted growth rates or improve our market share; and

- we may not be able to control expenses at the levels planned due to internal and external factors, such as a recession or slowed economic growth, inflationary pressures, and geopolitical events, many of which are beyond our control.

If we fail to achieve and sustain profitability, our financial condition could be materially and adversely impacted and the market price of our common stock could decline.

For the year ended December 31, 2024, one customer accounts for a significant portion of our revenues. The loss of this customer's purchase of hardware, subscription services, and professional services, or a significant reduction, delay, or cancellation of purchases of hardware, subscription services, and professional services by this customer, could materially and adversely affect our business, results of operations, and cash flows.

Aggregate sales of hardware, subscription services, and professional services to the one customer and their respective franchisees constituted 15% of our consolidated revenues for the year ended December 31, 2024. Significant reductions, delays or cancellations of hardware sales, subscription services, and professional services to this customer and its franchisees would reduce our revenue and operating income and could materially and adversely affect our business, results of operations, and cash flows.

We may not have sufficient cash flow from our operating subsidiaries to pay our debt, which may seriously harm our business.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our 2.875% Convertible Senior Notes due 2026 (the "2026 Notes"), our 1.50% Convertible Senior Notes due 2027 (the "2027 Notes"), and our 1.00% Convertible Senior Notes due 2030 (the "2030 Notes", and together with the 2026 Notes and the 2027 Notes, the "Senior Notes"), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our operating subsidiaries may not continue to generate cash flow from operations in the future sufficient to service our debt because of factors beyond our control. If our operating subsidiaries are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to raise funds through debt or equity issuances, refinance our indebtedness and otherwise access the credit and capital markets at the times and in the amounts needed and on acceptable terms will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Our indebtedness could, among other things, restrict or limit our ability to plan and react to changes in our business and our industries; place us at a disadvantage compared to our competitors who have less debt; and limit our ability to borrow additional amounts to fund acquisitions, for working capital, and for other general corporate purposes.

A conversion of the Senior Notes, or a fundamental change under the Senior Notes, if triggered, may materially and adversely affect our financial condition and results of operations.

If a fundamental change occurs, holders of the Senior Notes may require us to repurchase all or a portion of their Senior Notes in cash. Furthermore, upon conversion of any Senior Notes, unless we elect to deliver solely shares of our common stock to settle the conversion (excluding cash in lieu of delivering fractional shares of our common stock), we must make cash payments in respect of the Senior Notes. Even if holders do not elect to convert their Senior Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Senior Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Any of the cash payments described above could be significant, and if we fail to repurchase the Senior Notes when required or deliver the consideration due upon conversion, we will be in default under the indentures governing the Senior Notes. In such an event of default, holders of the Senior Notes with the defaulted indebtedness could elect to declare all principal, together with accrued and unpaid interest, due and payable, which would materially and adversely affect our financial condition and results of operations.

We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations, cash flows and financial condition.

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. Our most critical accounting estimates are described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates". For example, we make significant estimates and assumptions when accounting for revenue recognition, the recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value, identifiable intangible assets and goodwill, valuation allowances for receivables, and valuation of excess and obsolete inventories. These estimates and assumptions are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could adversely affect our results of operations, cash flows and financial condition.

A portion of our total assets consists of goodwill and identifiable intangible assets, which are subject to a periodic impairment analysis. A significant impairment determination in any future period could have an adverse effect on our financial condition and results of operations, even without a significant loss of revenue or increase in cash expenses attributable to such period.

Our goodwill was approximately $887.5 million at December 31, 2024 and our intangibles were $237.3 million at December 31, 2024. Identifiable intangible assets are primarily a result of business acquisitions and internally developed capitalized software. We test our goodwill and identifiable intangible assets for impairment annually, or more frequently if an event occurs or circumstances change that would indicate possible impairment. We describe the impairment testing process and results of this testing more thoroughly in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates." Our estimates are subject to uncertainties. If we determine an impairment has occurred at any point in time, we will be required to reduce goodwill or identifiable intangible assets on our balance sheet, which could adversely impact our financial condition and results of operations. Additional information about our impairment testing is contained in "Note 1 – Summary of Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

Ineffective internal controls could have a material adverse effect on our business, financial conditions, and results of operations.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC could be adversely affected. This could cause our financial reporting to be unreliable and potentially result in a restatement of our financial statements, which in turn could lead to a loss of investor confidence and a decline in the trading price of our common stock, and could subject us to investigation or sanctions by the SEC. Any such consequence or other negative effect could have a material adverse effect on our business, financial condition, and results of operations.

Our financial results may be impacted by changes in tax law or changes in our tax position.

We are subject to taxation in the United States and various foreign jurisdictions in which we operate. Changes to existing tax laws, regulations, or their interpretation may materially and adversely affect our effective tax rate, tax payments, results of operations, financial condition, and cash flows. Our future tax rates could be influenced by several factors, including changes in accounting standards, modifications to tax laws at federal, state, or international levels, or new tax rulings and regulations issued by government authorities.

We are also subject to sales tax laws in various states and countries, and changes to these laws or their interpretation could affect our tax responsibilities. Certain state tax authorities may challenge or dispute our tax reporting, potentially requiring us to collect or remit additional taxes, which could result in penalties, interest, and other sanctions. Moreover, some states have enacted or are considering new tax obligations for online marketplaces, payment service providers, and other intermediaries, which could increase our compliance burden and result in additional reporting and record-keeping requirements. Non-compliance with these obligations could lead to substantial monetary penalties and restrict our ability to operate in certain jurisdictions. Any one of these consequences or other negative effects could have a material adverse effect on our financial condition, cash flows or results of operations.

Our tax position may be further impacted by fluctuations in the mix of earnings between jurisdictions with varying tax rates, changes in the valuation of our deferred tax assets, including net operating losses ("NOLs"), and adjustments to unrecognized tax benefits. Tax authorities may review and challenge the pricing arrangements between our domestic and foreign subsidiaries, and an adverse determination in this regard could negatively impact our financial results. Additionally, if we are unable to utilize our NOLs or other deferred tax assets due to changes in tax laws or insufficient future taxable income, we could face an increased cash tax liability, which could have a materially adverse effect on cash flows and financial condition.

Risks Related to the Ownership of our Common Stock

We have not paid dividends in the past and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on our common stock and have no plans to pay dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Until such a time that we pay a dividend, our investors must rely on sales of their PAR common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Future sales of our common stock or other securities could depress the price of our common stock and could result in dilution to our shareholders.

We have and likely will in the future issue and sell shares of common stock or other securities to raise capital or issue securities for a variety of purposes, including in connection with acquisitions of other businesses or other strategic transactions. Transactions involving newly issued common stock or other securities convertible into our common stock, if converted, could result in dilution, possibly substantial, to our shareholders. Dilution may have a negative impact on the price of our common stock if investors react unfavorably to a transaction or if the dilution causes a significant decrease in our earnings per share.

Our evaluation or completion of strategic transactions may negatively impact our business and stock price.

Our board of directors and management periodically evaluate strategic transactions to maximize value for our shareholders, including strategic acquisitions, sales of non-strategic assets or businesses, capital markets and other transactions. We cannot provide assurance that any transaction will be completed; whether we decide to pursue a transaction will depend on numerous factors, some of which are beyond our control. Such factors include the interest of potential acquisition targets or acquirers, sources of financing and terms, market conditions, and industry trends. Even if a transaction is completed, there can be no assurance that the transaction will be successful or have a positive effect on shareholder value. In addition, our financial results and operations could be adversely affected, including the diversion of management's attention from our operations and the execution of other strategies. We have and will continue to incur substantial expenses associated with identifying, evaluating, and negotiating potential strategic transactions, including legal, accounting, and financial advisor fees. Furthermore, the public announcement of a strategic transaction may negatively impact our operating results if we are not able to realize the anticipated benefits of the transaction. We do not intend to disclose developments or provide updates with respect to potential strategic transactions unless and until disclosure is appropriate or required. Accordingly, speculation regarding potential strategic transactions could cause our stock price to significantly fluctuate.

The trading price of our common stock may experience price and volume volatility, which could impair our ability to finance strategic transactions using our common stock and could result in losses for our shareholders.

A number of factors can impact the trading price of our common stock, including:

- the actual or perceived impact of uncertainties, volatility, and economic disruption created by macroeconomic conditions and geopolitical events, including, inflation, recession, interest rate fluctuations, actual and potential shifts in U.S. and foreign trade policies, including new or increased tariffs or other trade restrictions implemented by the U.S. or retaliatory trade measures or tariffs implemented by other countries, actual or anticipated military or political conflicts (including the Russian-Ukraine war, tensions with China and between China and Taiwan, the Israel-Hamas conflict and other hostilities in the Middle East) and global pandemics (like COVID-19) or other public health crises, on our business, our customers, and the industries in which we operate;

- actual or anticipated fluctuations in our financial condition and results of operations (including, shortfalls or changes in expectations about, our revenue, gross margins, earnings, annual recurring revenue ("ARR"), sales of our product and service offerings or other key performance metrics;
- the performance and prospects of major customers;
- our quarterly or annual financial results or those of other companies operating in our industries;
- the lack of earnings guidance;
- investor perception of us and the industries in which we operate;
- the contents of published research reports about us or the industries in which we operate or the failure of securities analysts to cover our common stock;
- any increased indebtedness we may incur in the future;
- actions by institutional shareholders;
- operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;
- announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, or capital commitments; and
- litigation and governmental investigations.

In addition, the market for technology stocks or the stock market in general may experience uneven investor confidence, which may cause the trading price for our common stock to decline for reasons unrelated to our operating performance.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders' ability to obtain what some shareholders believe to be a favorable judicial forum for disputes with us or our directors, officers, other employees, or agents.

Our bylaws provide that unless we select or consent in writing to the selection of an alternative forum, all complaints asserting any internal corporate claims, which are claims (including claims brought on PAR's behalf): (i) that are based upon a violation of a duty (including any fiduciary duty) owed by a current or former director, officer, employee, or shareholder in such capacity; or (ii) as to which the Delaware General Corporation Law (DGCL) confers jurisdiction upon the Court of Chancery, shall, to the fullest extent permitted by law and subject to applicable jurisdictional requirements, be made in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice-of-forum provision in our bylaws does not apply to suits brought to enforce any liability or duty created by the Exchange Act, and shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our bylaws. These choice-of-forum provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and such persons. It is possible that a court may find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition, or results of operations and result in a diversion of the time and resources of our management and board of directors.

Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage a takeover of our company.

Our certificate of incorporation and bylaws contain certain provisions that may discourage, delay, or prevent a change in our management or control over us. For example, our certificate of incorporation and bylaws, collectively:

- authorize the issuance of undesignated preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;
- permits only the board of directors, or the chairman of the board of directors or the president pursuant to a resolution approved by a majority of the then authorized number of our directors to call special meetings of shareholders;
- prohibit shareholder action by written consent except by unanimous written consent of all shareholders; and
- establish advance notice requirements for nominations of candidates for elections as directors or to bring other business before an annual meeting of our shareholders.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of shareholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions may inhibit increases in the market price of our common stock that may result from takeover attempts or speculation.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program, which is managed by PAR's Information Security & Privacy team, is designed to identify, assess and manage risks from cybersecurity threats, and it provides a framework for handling cybersecurity threats and incidents. The program is also aligned with the risk assessment framework that has been established by our internal audit team.

Our cybersecurity risk management framework includes steps for assessing the severity of a cybersecurity threat (including an escalation process for potentially material cybersecurity threats and incidents to an internal committee comprised of members of senior management), identifying the source of a cybersecurity threat (including whether the cybersecurity threat is associated with a third-party service provider), and implementing cybersecurity countermeasures and mitigation strategies. The internal committee is responsible for assessing the materiality of cybersecurity threats and incidents, and it informs members of senior management and the audit committee of our board of directors of material cybersecurity threats and incidents.

PAR's cybersecurity risk management program leverages industry-recognized security frameworks, including the U.S. National Institute of Standards and Technology (NIST) and the CIS Critical Security Controls. We also engage third-party independent auditors to attest to the implementation and operational effectiveness of security controls implemented within our product and service environments in scope for Payment Card Industry Data Security Standard ("PCI DSS") and American Institute of Certified Public Accountants ("AICPA") System and Organization Controls ("SOC") as well as financial systems in scope for Sarbanes-Oxley information technology general controls. Our internal audit team conducts regularly scheduled audits of our IT and business systems. The results of these audits are reported to senior management and the audit committee as part of the quarterly reporting process discussed above.

We require our vendors to comply with our privacy and cybersecurity requirements, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access. We implement enterprise-wide information security policies and security awareness training to promote compliance and enhance security awareness and vigilance among our workforce. This training is distributed to all employees and includes interactive training on the acceptable use of technology, secure software development practices and phishing simulations.

Based on the information available as of the date of this Annual Report, we believe that risks from cybersecurity threats, including as a result of previous cybersecurity incidents, have not materially affected us, including our business, strategy, results of operations or financial condition, and as of the date of this Annual Report, we are not aware of any material risks from cybersecurity threats that are reasonably likely to do so. However, we cannot eliminate all risks from cybersecurity threats or provide assurances that PAR will not be materially affected by cybersecurity risks in the future. Additional information on cybersecurity risks we face is discussed in "Item 1A. Risk Factors" which should be read in conjunction with the foregoing information.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee, which is responsible for overseeing that management has processes in place designed to identify and evaluate cybersecurity risks and that management has implemented processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to provide that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our cyber risk assessment program is managed by our Information Security & Privacy team, which is led by our Vice President of Information Security & Privacy, who has over twenty-three (23) years of experience in the cybersecurity and technology industry. The Vice President of Information Security & Privacy reports to our Chief Financial Officer. The Vice President of Information Security & Privacy oversees multiple teams that are operationally responsible for PAR's cybersecurity, including IT Security, Cloud Security, and Development, Security & Operations, each of which provides regular updates to the Vice President of Information Security & Privacy regarding threat intelligence, cyber incidents, and cyber risk mitigation strategies as part of their responsibilities. The Vice President of Information Security & Privacy works closely with the Vice President of IT, who is responsible for PAR's information technology and digital transformation strategy, and with the Chief Technology Officer (CTO), who is responsible for software engineering across most of PAR's SaaS products. Together, the three individuals have a complementing set of responsibilities to align, implement and govern cybersecurity policies, standards and technology controls throughout PAR.

Our audit committee, typically in joint session with our board of directors, meets quarterly with the Vice President of Information Security & Privacy, the Vice President of Information Technology, and/or the CTO who provide updates to it on, among other things, cybersecurity threat landscape, risk assessments, mitigation plans, notable incidents, the status of projects to strengthen our information security systems, engagement of third parties (e.g., consultants and auditors) and third-party tools, and our employee-training programs.

Item 2.   PROPERTIES

Our principal executive offices are located in 208,700 square feet of owned office space at 8383 Seneca Turnpike, New Hartford, New York, from which we operate out of 180,900 square feet and lease the remaining space to third parties. We also use this space to assemble certain of our hardware products and for research and development, sales, and professional services. In addition to this principal property, we have leasehold interests in small office spaces located in Australia, New Zealand, Japan, Poland, Canada, India, United Arab Emirates, England, Switzerland, Serbia, and other locations within the U.S. We are currently operating in a substantially remote work environment and believe our current facilities are adequate for our present needs. If and when our property needs change, we believe the capacity of our current facilities and ability to obtain suitable additional facilities on commercially reasonable terms will satisfy our business requirements.

Item 3.   LEGAL PROCEEDINGS

The information set forth in "Note 14 – Commitments and Contingencies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report is incorporated herein by reference. We do not believe that we have any pending litigation that would have a material adverse effect on our financial condition or results of operations.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Market

Our common stock is listed on the New York Stock Exchange under the symbol "PAR". According to the records of our transfer agent, as of February 24, 2025, there were 302 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers, banks, and other nominees.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to pay any cash dividends in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Issuer Purchases of Equity Securities

Under our equity incentive plan, employees may elect to have us withhold shares to satisfy minimum statutory federal, state, and local tax withholding obligations arising from the vesting of their awards. When we withhold these shares, we are required to remit to the appropriate taxing authorities the market price of the awards withheld, which could be deemed a purchase of shares by us on the date of withholding. For the three months ended December 31, 2024, there were no shares withheld.

Performance Graph

The performance graph below shows the cumulative total shareholder return on our common stock compared to the cumulative total shareholder return on the Russell 2000 index and the Russell 2000 Technology index, a published peer industry group of 57 companies on an annual basis.

The performance graph assumes the investment of $100 on December 31, 2019 in our common stock, the Russell 2000 and the Russell 2000 Technology indices. The cumulative total shareholder returns shown below represent the value that such investments would have had on December 31, 2024 (assuming reinvestment of all dividends). Historical stock price performance should not be relied upon as an indication of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among PAR Technology Corporation, the Russell 2000 Index
and the Russell 2000 Technology Index

Item 6.   RESERVED

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto included under "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Forward-Looking Statements" above and "Part I, Item 1A. Risk Factors" above.

The following section generally discusses year-over-year comparisons between 2024 and 2023. Discussions related to year-over-year comparisons between 2023 and 2022 are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Recast Sections of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on January 6, 2025.

2024 Operating Performance Highlights





Annual Recurring Revenue ($'000,000)
136.9
165.2
136.9
276.0
2023
2024
2023
2024

Organic - Year-over-year growth of 20.7%

Total - Year-over-year growth of 101.6%

Subscription Service Gross Margin Percentage
48.0%
53.5%
66.4%
65.9%
2023
2024
2023
2024

GAAP - Year-over-year 5.5% improvement

Non-GAAP - Year-over-year 0.5% decline

Net Loss from Continuing Operations/Adjusted EBITDA ($'000,000)
(81.6)
(89.9)
(38.4)
(6.4)
2023
2024
2023
2024

Net Loss from Cont. Ops.
Year-over-year increase of $8.3 million

Adjusted EBITDA
Year-over-year improvement of $32.0 million

Refer to "Key Performance Indicators and Non-GAAP Financial Measures" below for important information on key performance indicators, such as annual recurring revenue (ARR), and non-GAAP financial measures, including non-GAAP subscription service gross margin percentage and adjusted EBITDA. We use these key performance indicators and non-GAAP financial measures to evaluate our performance.

2024 Corporate Development Highlights

- **Stuzo Acquisition:** In March 2024, the Company acquired Stuzo, LLC for approximately $190.0 million. The purchase consideration was approximately $170.5 million paid in cash, subject to certain adjustments (including customary adjustments for Stuzo cash, debt, debt-like items, and net working capital), and $19.2 million paid in shares of Company common stock.

    ◦ **Private Placement of Common Stock:** In connection with, and to partially fund the Stuzo Acquisition, in March 2024, the Company issued and sold 5,174,638 shares of its common stock at $38.65 per share. Net proceeds from the private placement were approximately $194.4 million, net of issuance costs of $5.5 million.

- **Divestiture of PAR Government Systems Corporation:** In June 2024, the Company divested PAR Government Systems Corporation ("PGSC") for a cash purchase price of $95.0 million, before customary post-closing adjustments.

- **Divestiture of Rome Research Corporation:** In July 2024, the Company divested Rome Research Corporation ("RRC") for $7.0 million, before customary post-closing adjustments, completing the divestiture of PAR's Government segment. In advance of the divestiture, the Government segment's results were classified as discontinued operations beginning with the quarter ended June 30, 2024, and PAR now operates in a single reportable segment.

- **TASK Group Acquisition:** In July 2024, the Company acquired TASK Group for approximately $245.5 million. The purchase consideration was approximately $131.5 million paid in cash and $114.0 million paid in shares of Company common stock.

    ◦ **Credit Facility:** In connection with, and to partially fund the TASK Group Acquisition, in July 2024, the Company entered into a credit agreement (the "Credit Agreement"), with Blue Owl Capital Corporation, as administrative agent and collateral agent, and Blue Owl Credit Advisors, LLC, as lead arranger and bookrunner, that provides for a term loan in an initial aggregate principal amount of $90.0 million (the "Credit Facility" and, the loans thereunder, the "Term Loans").

- **Delaget Acquisition:** In December 2024, the Company acquired Delaget, LLC for approximately $125.1 million. The purchase consideration was approximately $16.9 million paid in cash, subject to certain adjustments (including customary adjustments for Delaget cash, debt, debt-like items, and net working capital), and $108.2 million paid in shares of Company common stock.

Refer to "Note 2 – Acquisitions", "Note 4 – Discontinued Operations", "Note 10 – Debt", and "Note 11 – Common Stock" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information about the private placement of common stock, Stuzo Acquisition, divestiture of PGSC & RRC, Credit Facility, TASK Group Acquisition, and Delaget Acquisition.

COMPONENTS OF RESULTS OF OPERATIONS

Revenues

Subscription Service

Consists of revenue from software-as-a-service ("SaaS") solutions, related software support, managed platform development services, and transaction-based payment processing services.

Hardware

Consists of revenue from the sale of point-of-sale terminals and tablets, wireless headsets, drive-thru systems, kitchen display systems, kiosks, printers, payment devices, and other in-store peripherals.

Professional Service

Consists of revenue from hardware support, installation and implementation, and on-site and technical support.

Cost of Sales

Subscription Service

Consists of expenses directly related to the delivery of our software, including customer support and infrastructure management personnel costs, hosting and cloud infrastructure costs, amortization of capitalized and acquired developed technology, third-party software licensing fees, and payment processing fees.

Hardware

Consists of expenses directly related to the production, procurement, and delivery of hardware products sold to customers, including manufacturing and procurement personnel costs, freight charges, excess and obsolete inventory expenses, and allocated overhead.

Professional Service

Consists of the personnel costs of our deployment team associated with delivering these services and costs related to hardware repairs and advanced exchange contracts.

Operating Expenses

Sales and Marketing

Consists of employee-related costs incurred for personnel that support sales and marketing activities, as well as general marketing and event costs.

General and Administrative

Consists of employee-related costs incurred for management and administrative functions, including finance, legal, human resources, and information technology. General and administrative expenses also include costs related to fees paid for certain professional services and software, insurance and occupancy costs, as well as bad debt expense and depreciation expense.

Research and Development

Consists of uncapitalized engineering and product development personnel costs associated with improvements to our platform and the development of new product offerings and expenses associated with the use of third-party software directly related to the development of our products and services.

Amortization of Identifiable Intangible Assets

Consists of amortization expense related to acquired intangible assets including customer relationships, non-competition agreements, and trade names.

Adjustment to Contingent Consideration Liability

Reflects a reduction to the fair market value of the contingent consideration liability related to the acquisition of MENU Technologies A.G. in July 2022 (the "MENU Acquisition").

Gain on Insurance Proceeds

Consists of insurance proceeds from the settlement of legacy insurance claims.

Other Non-Operating Expenses

Interest expense, net

Consists of interest incurred on our 2026 Notes, 2027 Notes, and Credit Facility, offset by interest earned from cash held in money market accounts and on our marketable securities.

Loss on extinguishment of debt

Represents the loss on inducement of our 2026 Notes and 2024 Notes.

Other income (expense), net

Consists of foreign currency transaction gains and losses and other miscellaneous non-operating income (expense).

Benefit from (Provision for) Income Taxes

Consists of U.S. federal and state income tax as well as international income taxes in various foreign jurisdictions. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the effect of acquisitions, changes resulting from the amount of recorded valuation allowance, and permanent differences between GAAP and local tax laws. Refer to "Note 13 - Income Taxes" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for additional information about our income taxes and effective tax rate.

RESULTS OF OPERATIONS

Results of operations for the years ended December 31, 2024, 2023, and 2022 were as follows:

<u>Consolidated Results</u>

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Revenues, net:								
Subscription service	$ 207,422	$ 122,597	$ 97,499	59.3 %	44.3 %	37.2 %	69.2 %	25.7 %
Hardware	87,040	103,391	114,410	24.9 %	37.4 %	43.6 %	(15.8)%	(9.6)%
Professional service	55,520	50,726	50,438	15.9 %	18.3 %	19.2 %	9.5 %	0.6 %
Total revenues, net	$ 349,982	$ 276,714	$ 262,347	100.0 %	100.0 %	100.0 %	26.5 %	5.5 %
Gross margin								
Subscription service	110,903	58,862	50,075	31.7 %	21.3 %	19.1 %	88.4 %	17.5 %
Hardware	21,117	23,072	22,186	6.0 %	8.3 %	8.5 %	(8.5)%	4.0 %
Professional service	14,104	7,512	9,456	4.0 %	2.7 %	3.6 %	87.8 %	(20.6)%
Total gross margin	146,124	89,446	81,717	41.8 %	32.3 %	31.1 %	63.4 %	9.5 %
Operating expenses:								
Sales and marketing	41,708	38,513	34,900	11.9 %	13.9 %	13.3 %	8.3 %	10.4 %
General and administrative	108,898	72,139	69,770	31.1 %	26.1 %	26.6 %	51.0 %	3.4 %
Research and development	67,258	58,356	48,643	19.2 %	21.1 %	18.5 %	15.3 %	20.0 %
Amortization of identifiable intangible assets	8,452	1,858	1,863	2.4 %	0.7 %	0.7 %	>200 %	(0.3)%
Adjustment to contingent consideration liability	(600)	(9,200)	(4,400)	(0.2)%	(3.3)%	(1.7)%	(93.5)%	109.1 %
Gain on insurance proceeds	(495)	(500)	—	(0.1)%	(0.2)%	— %	(1.0)%	N/A
Total operating expenses	225,221	161,166	150,776	64.4 %	58.2 %	57.5 %	39.7 %	6.9 %
Operating loss	(79,097)	(71,720)	(69,059)	(22.6)%	(25.9)%	(26.3)%	10.3 %	3.9 %
Other income (expense), net	1,146	(485)	(1,068)	0.3 %	(0.2)%	(0.4)%	<(200)%	(54.6)%
Loss on extinguishment of debt	(6,560)	(635)	—	(1.9)%	(0.2)%	— %	>200 %	N/A
Interest expense, net	(10,167)	(6,931)	(8,811)	(2.9)%	(2.5)%	(3.4)%	46.7 %	(21.3)%
Loss from continuing operations before income taxes	(94,678)	(79,771)	(78,938)	(27.1)%	(28.8)%	(30.1)%	18.7 %	1.1 %
Benefit from (provision for) income taxes	4,768	(1,848)	(1,134)	1.4 %	(0.7)%	(0.4)%	<(200)%	63.0 %
Net loss from continuing operations	$ (89,910)	$ (81,619)	$ (80,072)	(25.7)%	(29.5)%	(30.5)%	10.2 %	1.9 %
Net income from discontinued operations	84,923	11,867	10,753	24.3 %	4.3 %	4.1 %	>200 %	10.4 %
Net loss	$ (4,987)	$ (69,752)	$ (69,319)	(1.4)%	(25.2)%	(26.4)%	(92.9)%	0.6 %

Historical results from our Government segment are reported as discontinued operations. Refer to "Note 4 - Discontinued Operations" within "Item 8. Financial Statements and Supplementary Data" for additional information.

Revenues, Net

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Revenues, net:								
Subscription service	$207,422	$122,597	$ 97,499	59.3 %	44.3 %	37.2 %	69.2 %	25.7 %
Hardware	87,040	103,391	114,410	24.9 %	37.4 %	43.6 %	(15.8)%	(9.6)%
Professional service	55,520	50,726	50,438	15.9 %	18.3 %	19.2 %	9.5 %	0.6 %
Total revenues, net	$349,982	$276,714	$262,347	100.0 %	100.0 %	100.0 %	26.5 %	5.5 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Total revenues were $350.0 million for the year ended December 31, 2024, an increase of $73.3 million or 26.5% compared to $276.7 million for the year ended December 31, 2023.

Subscription service revenues were $207.4 million for the year ended December 31, 2024, an increase of $84.8 million or 69.2% compared to $122.6 million for the year ended December 31, 2023. The increase was substantially driven by increased Engagement Cloud subscription service revenues of $60.0 million, of which $52.4 million was driven by inorganic increases in revenues of $34.6 million and $17.8 million stemming from the post-acquisition operations of the PAR Retail and Plexure product lines, respectively. The residual increase of $7.6 million from Engagement Cloud subscription services was driven by a 17.4% organic increase in active sites. Operator Cloud subscription services increased $24.2 million of which revenues of $3.2 million was driven by an inorganic increase in revenues stemming from the post-acquisition operations of the TASK product line. The residual increase of $21.0 million from Operator Cloud subscription services was driven by a 14.7% organic increase in active sites and a 14.7% organic increase in average revenue per site equally driven by cross-selling initiatives, upselling, and price increases.

Hardware revenues were $87.0 million for the year ended December 31, 2024, a decrease of $16.4 million or 15.8% compared to $103.4 million for the year ended December 31, 2023. The decrease was substantially driven by decreases in hardware revenues from terminals of $7.2 million, kitchen display systems of $2.9 million, peripherals (scanners, printers, payment devices) of $2.6 million, and tablets of $2.5 million. These decreases were substantially driven by the timing of tier one enterprise customer hardware refresh cycles and timing of onboarding of Operator Cloud customers buying hardware. Hardware revenues will continue to be affected by the timing of the aforementioned drivers.

Professional service revenues were $55.5 million for the year ended December 31, 2024, an increase of $4.8 million or 9.5% compared to $50.7 million for the year ended December 31, 2023. The increase was substantially driven by a $4.6 million increase in hardware repair services and a $2.4 million increase in field operations, partially offset by a $2.2 million decrease in installation services.

Gross Margin

(in thousands)	Year Ended December 31,			Gross Margin Percentage			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Gross margin								
Subscription service	$110,903	$ 58,862	$ 50,075	53.5 %	48.0 %	51.4 %	5.5 %	(3.4)%
Hardware	21,117	23,072	22,186	24.3 %	22.3 %	19.4 %	2.0 %	2.9 %
Professional service	14,104	7,512	9,456	25.4 %	14.8 %	18.7 %	10.6 %	(3.9)%
Total gross margin	$146,124	$ 89,446	$ 81,717	41.8 %	32.3 %	31.1 %	9.5 %	1.2 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Total gross margin as a percentage of total revenue for the year ended December 31, 2024, increased to

41.8% as compared to 32.3% for the year ended December 31, 2023.

Subscription service gross margin as a percentage of subscription service revenue for the year ended December 31, 2024, increased to 53.5% as compared to 48.0% for the year ended December 31, 2023. The increase was substantially driven by a continued focus on efficiency improvements with our hosting and customer support costs as well as improved gross margins stemming from post-acquisition operations of PAR Retail.

Hardware gross margin as a percentage of hardware revenue for the year ended December 31, 2024, increased to 24.3% as compared to 22.3% for the year ended December 31, 2023. The increase primarily consists of improved inventory management resulting in lower excess and obsolescent inventory charges and improved gross margins from terminals and kitchen display systems primarily driven by price increases.

Professional service gross margin as a percentage of professional service revenue for the year ended December 31, 2024, increased to 25.4% as compared to 14.8% for the year ended December 31, 2023. The increase primarily consists of increased gross margins for hardware service repair and field operations substantially driven by improved cost management.

Sales and Marketing Expenses ("S&M")

| (in thousands) | Year Ended December 31, | | | Percentage of total revenue | | | Increase (decrease) | |
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Sales and marketing	$41,708	$38,513	$34,900	11.9 %	13.9 %	13.3 %	8.3 %	10.4 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

S&M expenses were $41.7 million for the year ended December 31, 2024, an increase of $3.2 million or 8.3% compared to $38.5 million for the year ended December 31, 2023. The increase consists of an inorganic increase in S&M expense of $3.4 million stemming from post-acquisition operations of PAR Retail and TASK Group while organic S&M expense decreased by $0.2 million.

General and Administrative Expenses ("G&A")

| (in thousands) | Year Ended December 31, | | | Percentage of total revenue | | | Increase (decrease) | |
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
General and administrative	$108,898	$72,139	$69,770	31.1 %	26.1 %	26.6 %	51.0 %	3.4 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

G&A expenses were $108.9 million for the year ended December 31, 2024, an increase of $36.8 million or 51.0% compared to $72.1 million for the year ended December 31, 2023. The increase primarily consists of a $8.7 million inorganic increase in G&A expense stemming from post-acquisition operations of PAR Retail and TASK Group and a $7.1 million organic increase in compensation costs, including variable compensation.

The residual increase was substantially driven by a $18.6 million increase in certain non-cash or non-recurring expenses consisting of $10.4 million in stock-based compensation, $6.3 million in costs related to transaction due diligence, $1.0 million in depreciation and amortization, $0.7 million in severance, and $0.2 million in asset impairment expense.

Research and Development Expenses ("R&D")

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Research and development	$67,258	$58,356	$48,643	19.2 %	21.1 %	18.5 %	15.3 %	20.0 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

R&D expenses were $67.3 million for the year ended December 31, 2024, an increase of $8.9 million or 15.3% compared to $58.4 million for the year ended December 31, 2023. The increase consists of an inorganic increase in R&D expense of $9.6 million driven by post-acquisition operations of PAR Retail and TASK Group while organic R&D expense decreased by $0.7 million as we continue to reinforce efficiency in our R&D function.

Other Operating Expenses: Amortization of Intangible Assets / Contingent Consideration / Insurance Proceeds

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Amortization of identifiable intangible assets	$ 8,452	$ 1,858	$ 1,863	2.4 %	0.7 %	0.7 %	>200 %	(0.3)%
Adjustment to contingent consideration liability	(600)	(9,200)	(4,400)	(0.2)%	(3.3)%	(1.7)%	(93.5)%	109.1 %
Gain on insurance proceeds	$ (495)	$ (500)	$ —	(0.1)%	(0.2)%	— %	(1.0)%	N/A

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Amortization of identifiable intangible assets was $8.5 million for the year ended December 31, 2024, an increase of $6.6 million as compared to $1.9 million for the year ended December 31, 2023. The increase primarily consists of an increase in amortizable intangible assets stemming from the Stuzo Acquisition and TASK Group Acquisition.

Included in operating expenses for the year ended December 31, 2024 was a $0.6 million reduction to the fair value of the contingent consideration liability for certain post-closing revenue focused milestones from the MENU Acquisition compared to a $9.2 million reduction for the year ended December 31, 2023.

Included in operating expenses for the year ended December 31, 2024 was $0.5 million in insurance proceeds from the settlement of legacy insurance claims compared to $0.5 million in insurance proceeds from the settlement of a legacy insurance claim for the year ended December 31, 2023.

Other Income (Expense), Net

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Other income (expense), net	$ 1,146	$ (485)	$ (1,068)	0.3 %	(0.2)%	(0.4)%	<(200)%	(54.6)%

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Other income (expense), net was $1.1 million for the year ended December 31, 2024, an increase of $1.6 million as compared to ($0.5) million for the year ended December 31, 2023. Other income (expense), net substantially includes foreign currency transactions gains and losses and other miscellaneous non-operating income (expense). The change was substantially driven by increases in foreign currency transaction gains and other miscellaneous expenses.

Loss on Extinguishment of Debt

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Loss on extinguishment of debt	$ (6,560)	$ (635)	$ —	(1.9)%	(0.2)%	— %	>200 %	N/A

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Loss on extinguishment of debt was $6.6 million for the year ended December 31, 2024, related to the induced conversion of a portion of the 2026 Notes. Loss on extinguishment of debt was $0.6 million for the year ended December 31, 2023 related to the induced conversion of the 4.500% Convertible Senior Notes due 2024 (the "2024 Notes").

Interest Expense, Net

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Interest expense, net	$(10,167)	$ (6,931)	$ (8,811)	(2.9)%	(2.5)%	(3.4)%	46.7 %	(21.3)%

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Interest expense, net was $10.2 million for the year ended December 31, 2024, an increase of $3.2 million or 46.7% as compared to $6.9 million for the year ended December 31, 2023. The increase was primarily driven by an additional $4.8 million of interest expense in connection with the Credit Facility for the year ended December 31, 2024.

Taxes

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Benefit from (provision for) income taxes	$ 4,768	$ (1,848)	$ (1,134)	1.4 %	(0.7)%	(0.4)%	<(200)%	63.0 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The benefit from (provision for) income taxes was $4.8 million for the year ended December 31, 2024, an increase of $6.6 million as compared to $(1.8) million for the year ended December 31, 2023. The change was substantially driven by a reduction in the Company's valuation allowance which resulted from the establishment of deferred tax liabilities related to the Stuzo Acquisition and Delaget Acquisition.

Net Income from Discontinued Operations

(in thousands)	Year Ended December 31,			Percentage of total revenue			Increase (decrease)	
	2024	2023	2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Net income from discontinued operations	$ 84,923	$ 11,867	$ 10,753	24.3 %	4.3 %	4.1 %	>200 %	10.4 %

For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Net income from discontinued operations was $84.9 million for the year ended December 31, 2024, an increase of $73.1 million as compared to $11.9 million for the year ended December 31, 2023. The increase was substantially driven by an $81.2 million gain on sale of PGSC and RRC. The residual amount represents PGSC and RRC operating income, offset by a provision for income taxes relating to the gain on sale of PGSC and RRC.

Key Performance Indicators and Non-GAAP Financial Measures:

We monitor certain key performance indicators and non-GAAP financial measures in the evaluation and management of our business; certain key performance indicators and non-GAAP financial measures are provided in this Annual Report because we believe they are useful in facilitating period-to-period comparisons of our business performance. Key performance indicators and non-GAAP financial measures do not reflect and should be viewed independently of our financial performance determined in accordance with GAAP. Key performance indicators and non-GAAP financial measures are not forecasts or indicators of future or expected results and should not have undue reliance placed upon them by investors.

Key Performance Indicators

Within this Annual Report, the Company makes reference to annual recurring revenue, or ARR, and active sites, which are both key performance indicators. The Company utilizes ARR and active sites as key performance indicators of the scale of our subscription services for both new and existing customers.

ARR is the annualized revenue from our subscription services, which includes subscription fees for our SaaS solutions and related support, managed platform development services, and transaction-based fees for payment processing services. We generally calculate ARR by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period. ARR is an operating measure, it does not reflect our revenue determined in accordance with GAAP, and ARR should be viewed independently of, and not combined with or substituted for, our revenue and other financial information determined in accordance with GAAP. Further, ARR is not a forecast of future revenue and investors should not place undue reliance on ARR as an indicator of our future or expected results. Our reported ARR is based on a constant currency, using the exchange rates established at the beginning of the year and consistently applied throughout the period and to comparative periods presented. The table below presents our ARR on a constant currency basis, calculated using the exchange rates from 2024. For acquisitions made during each period, the constant currency rate applied is the exchange rate at the date of each acquisition's closure. There was no impact on our prior period ARR as a result of applying a constant currency as the exchange rate effects only began with the TASK Group Acquisition in 2024.

Active sites represent locations active on our subscription services as of the last day of the respective reporting period. Our key performance indicators ARR and active sites are presented as two subscription service product lines:

- Engagement Cloud consisting of Punchh, PAR Retail, PAR Ordering, and Plexure product offerings.
- Operator Cloud consisting of PAR POS, PAR Pay, PAR OPS (Data Central and Delaget) and TASK product offerings.

Annual Recurring Revenue

	Year Ended December 31,			Increase (decrease)	
(in thousands)	2024	2023	2022	2024 vs 2023	2023 vs 2022
Engagement Cloud:					
Organic	$ 73,108	$ 63,784	$ 58,933	14.6 %	8.2 %
Inorganic*	86,040	—	—	N/A	N/A
Total Engagement Cloud	159,148	63,784	58,933	149.5 %	8.2 %
Operator Cloud:					
Organic	92,080	73,119	52,510	25.9 %	39.2 %
Inorganic**	24,754	—	—	N/A	N/A
Total Operator Cloud	116,834	73,119	52,510	59.8 %	39.2 %
Total	$ 275,982	$ 136,903	$ 111,443	101.6 %	22.8 %

*Inorganic Engagement Cloud ARR represents PAR Retail and Plexure ARR only as of December 31, 2024.
**Inorganic Operator Cloud ARR represents TASK and Delaget ARR only as of December 31, 2024.

     Revaluing our ending ARR as of December 31, 2024 using currency rates determined at the beginning of 2025, our Inorganic Engagement Cloud ARR would be $85.1 million and Inorganic Operator Cloud ARR would be $24.1 million.

Active Sites

	Year Ended December 31,			Increase (decrease)	
(in thousands)	2024	2023	2022	2024 vs 2023	2023 vs 2022
Engagement Cloud:					
Organic	83.2	70.8	69.9	17.4 %	1.3 %
Inorganic*	36.5	—	—	N/A	N/A
Total Engagement Cloud	119.7	70.8	69.9	68.9 %	1.3 %
Operator Cloud:					
Organic	29.0	25.3	21.3	14.7 %	19.0 %
Inorganic**	25.7	—	—	N/A	N/A
Total Operator Cloud	54.8	25.3	21.3	116.4 %	19.0 %

*Inorganic Engagement Cloud active sites includes PAR Retail and Plexure active sites only as of December 31, 2024.
**Inorganic Operator Cloud active sites represents TASK and Delaget active sites only as of December 31, 2024.

Non-GAAP Financial Measures

     In addition to disclosing financial results in accordance with GAAP, this Annual Report contains references to the non-GAAP financial measures below. We believe these non-GAAP financial measures provide investors with useful supplemental information about our operating performance, enable comparison of financial trends and results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. Our non-GAAP financial measures reflect adjustments based on one or more of the following items below. The income tax effect of the below adjustments, with the exception of non-recurring income taxes, were not tax-effected due to the valuation allowance on all of our net deferred tax assets.

Our non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations from these results should be carefully evaluated. Additionally, these measures may not be comparable to similarly titled measures disclosed by other companies.

Non-GAAP Measure or Adjustment	Definition	Usefulness to management and investors
Non-GAAP subscription service gross margin percentage	Represents subscription service gross margin percentage adjusted to exclude amortization from acquired and internally developed software, stock-based compensation, and severance.	We believe that non-GAAP subscription service gross margin percentage and adjusted EBITDA provide useful perspectives with respect to the Company's core operating performance and ongoing cash earnings by adjusting for certain non-cash and non-recurring charges that may not be indicative of our financial performance.
Adjusted EBITDA	Represents net loss before income taxes, interest expense and depreciation and amortization adjusted to exclude certain non-cash and non-recurring charges that may not be indicative of our financial performance.	
Non-GAAP diluted net loss per share	Represents net loss per share excluding amortization of acquired intangible assets and certain non-cash and non-recurring charges that may not be indicative of our financial performance.	We believe that adjusting our diluted net loss per share to remove non-cash and non-recurring charges provides a useful perspective with respect to the Company's operating performance as well as comparisons to past and competitor operating results.
Stock-based compensation	Consists of non-cash charges related to our employee equity incentive plans.	We exclude stock-based compensation because management does not view these non-cash charges as part of our core operating performance. This adjustment facilitates a useful evaluation of our current operating performance as well as comparisons to past and competitor operating results.
Contingent consideration	Adjustment reflects a non-cash reduction to the fair market value of the contingent consideration liability related to the MENU Acquisition.	We exclude changes to the fair market value of our contingent consideration liability because management does not view these non-cash, non-recurring charges as part of our core operating performance. This adjustment facilitates a useful evaluation of our current operating performance as well as comparisons to past and competitor operating results.
Transaction costs	Adjustment reflects non-recurring professional fees incurred in transaction due diligence and integration, including costs incurred in the acquisitions of Stuzo, TASK Group, and Delaget.	We exclude professional fees incurred in corporate development and integration because management does not view these non-recurring charges, which are inconsistent in size and are significantly impacted by the timing and valuation of our transactions, as part of our core operating performance. This adjustment facilitates a useful evaluation of our current operating performance, comparisons to past and competitor operating results, and additional means to evaluate expense trends.

Non-GAAP Measure or Adjustment	Definition	Usefulness to management and investors
Gain on insurance proceeds	Adjustment reflects the gain on insurance proceeds due to the settlement of legacy claims.	We exclude these non-recurring adjustments because management does not view these costs as part of our core operating performance. These adjustments facilitate a useful evaluation of our current operating performance as well as comparisons to past and competitor operating results.
Severance	Adjustment reflects severance tied to non-recurring restructuring events included in cost of sales, sales and marketing expense, general and administrative expense, and research and development expense.	
Regulatory matters	Adjustment reflects non-recurring expenses related to our efforts to resolve regulatory matters.	
Litigation expense	Adjustment reflects the release of a loss contingency and settlement expenses for legal matters.	
Loss on extinguishment of debt	Adjustment reflects loss on extinguishment of debt related to the conversion of the 2024 Notes and a portion of the 2026 Notes.	
Discontinued operations	Adjustment reflects income from discontinued operations related to the disposition of our Government segment.	
Impairment loss	Adjustment reflects impairment loss related to the discontinuance of the Brink POS trademark and the impairment of internally developed software costs not meeting the general release threshold as a result of acquiring go-to-market software in the MENU Acquisition.	
Other (income) expense, net	Adjustment reflects foreign currency transaction gains and losses and other non-recurring income and expenses recorded in other (income) expense, net in the accompanying statements of operations.	
Non-recurring income taxes	Adjustment reflects a partial release of our deferred tax asset valuation allowance resulting from the Stuzo Acquisition and Delaget Acquisition.	We exclude these non-cash and non-recurring adjustments for purposes of calculating non-GAAP diluted net loss per share because management does not view these costs as part of our core operating performance. These adjustments facilitate a useful evaluation of our current operating performance, comparisons to past and competitor operating results, and additional means to evaluate expense trends.
Non-cash interest	Adjustment reflects non-cash amortization of issuance costs and discount related to the Company's long-term debt.	
Acquired intangible assets amortization	Adjustment reflects amortization expense of acquired developed technology included within cost of sales and amortization expense of other acquired intangible assets.	

The tables below provide reconciliations between net loss and adjusted EBITDA, diluted net loss per share and non-GAAP diluted net loss per share, and subscription service gross margin percentage and non-GAAP subscription service gross margin percentage. Amounts presented in the reconciliations and other tables presented herein may not sum due to rounding.

(in thousands)	Year Ended December 31,		
Reconciliation of Net Loss to Adjusted EBITDA	2024	2023	2022
Net loss	$ (4,987)	$ (69,752)	$ (69,319)
Discontinued operations	(84,923)	(11,867)	(10,753)
Net loss from continuing operations	(89,910)	(81,619)	(80,072)
Provision for (benefit from) income taxes	(4,768)	1,848	1,134
Interest expense, net	10,167	6,931	8,811
Depreciation and amortization	37,907	27,014	25,643
Stock-based compensation	24,487	14,291	13,261
Regulatory matters	—	—	415
Contingent consideration	(600)	(9,200)	(4,400)
Litigation expense	—	(808)	525
Transaction costs	8,454	2,273	1,300
Gain on insurance proceeds	(495)	(500)	—
Severance	2,769	253	525
Loss on extinguishment of debt	6,560	635	—
Impairment loss	225	—	1,301
Other (income) expense, net	(1,146)	485	1,068
Adjusted EBITDA	$ (6,350)	$ (38,397)	$ (30,489)

(in thousands, except per share amounts)	Year Ended December 31,		
Reconciliation between GAAP and Non-GAAP diluted net loss per share	2024	2023	2022
Diluted net loss per share	$ (0.14)	$ (2.53)	$ (2.55)
Discontinued operations	(2.49)	(0.43)	(0.40)
Diluted net loss per share from continuing operations	(2.63)	(2.96)	(2.95)
Non-recurring income taxes	(0.19)	—	—
Non-cash interest	0.07	0.08	0.07
Acquired intangible assets amortization	0.84	0.66	0.63
Stock-based compensation	0.72	0.52	0.49
Regulatory matters	—	—	0.02
Contingent consideration	(0.02)	(0.33)	(0.16)
Litigation expense	—	(0.03)	0.02
Transaction costs	0.25	0.08	0.05
Gain on insurance proceeds	(0.01)	(0.02)	—
Severance	0.08	0.01	0.02
Loss on extinguishment of debt	0.19	0.02	—
Impairment loss	0.01	—	0.05
Other (income) expense, net	(0.03)	0.02	0.04
Non-GAAP diluted net loss per share	$ (0.73)	$ (1.96)	$ (1.73)
Diluted weighted average shares outstanding	34,155	27,552	27,152

| | Year Ended December 31, | | |
Reconciliation between GAAP and Non-GAAP Subscription Service Gross Margin Percentage	2024	2023	2022
Subscription Service Gross Margin Percentage	53.5 %	48.0 %	51.4 %
Depreciation and amortization	12.2 %	18.1 %	21.9 %
Stock-based compensation	0.1 %	0.3 %	— %
Severance	0.1 %	— %	— %
Non-GAAP Subscription Service Gross Margin Percentage	65.9 %	66.4 %	73.3 %

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents. As of December 31, 2024, we had cash and cash equivalents of $108.1 million. Cash and cash equivalents consist of highly liquid investments with maturities of 90 days or less, including money market funds.

Cash used in operating activities was $25.2 million for the year ended December 31, 2024, compared to $17.1 million for the year ended December 31, 2023. The increase in cash used in operating activities of $8.2 million was substantially driven by an increase in cash used relating to our discontinued operations of $18.8 million, while cash used in operating activities from continuing operations decreased by $10.6 million due to improved profitability from our core operations.

Cash used in investing activities was $180.1 million for the year ended December 31, 2024, compared to $7.8 million for the year ended December 31, 2023. Cash used in investing activities for the year ended December 31, 2024, included $309.4 million of cash consideration paid in connection with the Stuzo Acquisition, TASK Group Acquisition, and Delaget Acquisition (net of cash acquired) and capital expenditures of $5.8 million for developed technology costs associated with our software platforms, partially offset by $96.1 million of cash consideration received in connection with the disposition of PGSC and RRC and $36.7 million of proceeds from net sales of short-term held-to-maturity investments.

Cash provided by financing activities was $278.5 million for the year ended December 31, 2024, compared to cash used in financing activities of $1.6 million for the year ended December 31, 2023. Cash provided by financing activities during the year ended December 31, 2024 primarily consisted of a private placement of common stock of $194.5 million (net of issuance costs) and $87.3 million (net of issuance costs) from the Credit Facility. We do not have any off-balance sheet arrangements or obligations.

We expect our available cash and cash equivalents will be sufficient to meet our operating needs for at least the next 12 months. Over the next 12 months our total contractual obligations are $58.9 million, consisting of purchase commitments for normal operations (purchase of inventory, software licensing, use of external labor, and third-party cloud services) of $42.7 million, interest payments on long-term debt of $13.4 million and facility lease obligations of $2.8 million. We expect to fund such commitments with cash provided by operating activities and our sources of liquidity.

Our non-current contractual obligations are $435.9 million, consisting of purchase commitments for normal operations (purchase of inventory, software licensing, use of external labor, and third-party cloud services) of $31.1 million, interest payments of $22.7 million and principal payments of $375.0 million related to long-term debt, and facility leases of $7.1 million. Refer to "Note 10 – Debt" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for details.

After period end, the Company completed a private offering of $115.0 million aggregate principal amount of 1.00% Convertible Senior Notes due 2030 (the "2030 Notes") and utilizing the net proceeds from this offering, repaid in full the $90.0 million aggregate principal amount outstanding of the Credit Facility. The Company intends to use the remaining proceeds from the 2030 Notes for general corporate purposes. These transactions enhance our capital structure by extending our debt maturity profile and reduces our interest expense. Refer to "Note 17 - Subsequent Events" for further information on extinguishment of the Credit Facility and the private offering of the 2030 Notes.

Our actual cash needs will depend on many factors, including our rate of revenue growth, growth of our SaaS revenues, the timing and extent of spending to support our product development and acquisition integration efforts, the timing of introductions of new products and enhancements to existing products, market acceptance of our products, and the factors described above in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and our other filings with the SEC.

From time to time, we may seek to raise additional capital through equity, equity-linked, and debt financing arrangements. In addition, our board of directors and management regularly evaluate our business, strategy, and financial plans and prospects. As part of this evaluation, the board of directors and management periodically consider strategic alternatives to maximize value for our shareholders, including strategic transactions such as an acquisition, or a sale or spin-off of non-strategic company assets or businesses. We cannot provide assurance that any additional financing or strategic alternatives will be available to us on acceptable terms or at all.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the application of accounting principles generally accepted in the United States of America. GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue, and expense amounts reported. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis. Significant items subject to these estimates and assumptions include revenue recognition, the recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value, identifiable intangible assets and goodwill, valuation allowances for receivables, classification of discontinued operations, and valuation of excess and obsolete inventories. Actual results could differ from these estimates. Our estimates are subject to uncertainties, including those associated with market conditions, risks and trends. Refer to "Item 1A. Risk Factors" of this Annual Report for additional information. Refer to "Note 1 - Summary of Significant Accounting Policies" for additional information regarding our accounting policies and other disclosures required by GAAP.

Revenue Recognition

The Company's revenue is derived from three types of revenue: hardware sales, subscription services, and professional services, which may be sold separately or bundled together in a single contract. ASC Topic 606, *Revenue from Contracts with Customers* requires the Company to distinguish and measure performance obligations under customer contracts. Contract consideration is allocated to all performance obligations within the arrangement or contract. Assessing whether products and services constitute distinct performance obligations that should be recognized separately or combined may require judgment. Performance obligations that are determined not to be distinct are combined with other performance obligations until the combined unit is determined to be distinct and that combined unit is then recognized as revenue over time or at a point in time depending on when control is transferred. The Company evaluated the potential performance obligations and evaluated whether each performance obligation met the ASC Topic 606 criteria to be considered a distinct performance obligation.

The primary method used to estimate a stand-alone selling price is the price that the Company charges for the particular good or service sold by the Company separately under similar circumstances to similar customers. Assessing the stand-alone selling price for each distinct performance obligation may involve significant judgment. Key pricing factors taken into consideration include our discounting policies, transaction size and volume, target customer demographic, price lists, as well as both historical and current sales and contract prices.

For certain arrangements, particularly those involving managed platform development services and transaction-based payment processing, we must determine whether we are acting as a principal or an agent. This assessment is based on our level of control over the services before they are transferred to the customer, our pricing discretion, and our responsibility for fulfillment. Where we conclude that we are the principal, we recognize revenue on a gross basis; otherwise, revenue is recorded net of certain pass-through costs.

Inventories

The Company's inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. The Company uses certain estimates and judgments and considers several factors including hardware demand, changes in customer requirements and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Capitalized Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications for internal use in accordance with ASC Topic 350-40, *Intangibles - Goodwill and Other - Internal - Use Software*. We begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three to seven years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Accounting for Business Combinations

We account for acquired businesses using in accordance with ASC Topic 805, *Business Combinations*, which requires that acquired assets and assumed liabilities be recorded at their respective fair values on the date of acquisition. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded to goodwill. Intangible assets are amortized over the expected life of the asset. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future cash flows from revenues of the intangible assets acquired, estimates of appropriate discount rates used to present value expected future cash flows, estimated useful lives of the intangible assets acquired and other factors. Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based, in part, on historical experience, information obtained from the management of the acquired companies and future expectations. For these and other reasons, actual results may vary significantly from estimated results.

Discontinued Operations

In determining whether a group of assets disposed of (or is to be disposed of) should be presented as a discontinued operation, the Company analyzes whether the group of assets disposed of represented a component of the entity; that is, whether it had historic operations and cash flows that were discrete both operationally and for financial reporting purposes. In addition, the Company considers whether the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

The assets and liabilities of a discontinued operation, other than goodwill, are measured at the lower of carrying amount or fair value, less cost to sell. When a portion of a reporting unit that constitutes a business is to be disposed of, the goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Interest is allocated to discontinued operations if the interest is directly attributable to the discontinued operations or is interest on debt that is required to be repaid as a result of the disposal.

Goodwill

Fair values of the reporting unit are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth, operating income margin and discount rate. The market approach incorporates the use of the quoted price and public company methods utilizing public market data for our company and comparable companies.

Under GAAP, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, there is no need to perform any further testing. However, if the Company concludes otherwise, then it is required to perform a quantitative impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded based on that difference.

The Company has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test.

The Company elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test in 2024. As a part of this analysis, we evaluated factors including, but not limited to, our market capitalization and stock price performance, macro-economic conditions, market and industry conditions, cost factors, the competitive environment, and the operational stability and overall financial performance of the reporting unit. The assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its respective carrying value. As such, goodwill was not impaired and no further testing was required. No impairment charge was recorded in any of the periods presented in the accompanying consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Refer to "Note 1 – Summary of Significant Accounting Policies" of the notes to consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report for details.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our primary exposures relate to certain non-dollar denominated sales and operating expenses in Canada, Europe, Asia, and Australia. These primary currencies are the Great British Pound, the Euro, the Swiss Franc, the Serbian Dinar, the Australian dollar, the New Zealand dollar, the Singapore dollar, the Canadian dollar, the Indian Rupee, the Japanese Yen, the Polish Zloty, and the Chinese Renminbi. Accordingly, changes in exchange rates may negatively affect our revenue and net income (loss) as expressed in U.S. dollars. We also have foreign currency risk related to foreign currency transactions and monetary assets and liabilities, including intercompany balances denominated in currencies that are not the functional currency. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of gains (losses) on these foreign currency transactions and the remeasurement of monetary assets and liabilities. As of December 31, 2024, the impact of foreign currency exchange rate changes on our revenues and net income (loss) was not material. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy.

Interest Rate Risk

As of December 31, 2024, we had $20.0 million, $265.0 million, and $90.0 million in aggregate principal amount outstanding on the 2026 Notes, the 2027 Notes, and the Credit Facility respectively.

We carry the Senior Notes at face value less amortized debt issuance costs on the on the consolidated balance sheets. Since the Senior Notes bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of the Senior Notes changes when the market price of our common stock fluctuates or interest rates change.

The Credit Facility contained a variable interest rate, presenting interest rate exposure based on the rate selected by management. As described in "Note 17 – Subsequent Events", the Credit Facility was paid in full on January 30, 2025 and the Credit Agreement was terminated. Refer to "Note 17 - Subsequent Events" for further information on extinguishment of the Credit Facility.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PAR Technology Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PAR Technology Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Acquisition of Stuzo and TASK Group — Fair Value of Developed Technology and Customer Relationships Intangible Assets — Refer to Note 2 of the consolidated financial statements

Critical Audit Matter Description

The Company completed the acquisition of Stuzo Blocker, Inc. and Stuzo Holdings, LLC ("Stuzo") on March 8, 2024; and the acquisition of TASK Group on July 18, 2024. These acquisitions were accounted for as a business combination. The Company accounts for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting. Accordingly, the purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with fair value measurement principles. The allocation of the total purchase consideration to the estimated fair values of the developed technology and customer-relationship intangible assets acquired was $18.2 million and $39.4 million, respectively for Stuzo. The allocation of the total purchase consideration to the estimated fair values of the developed technology and customer-related intangible assets acquired was $32.1 million and $48 million, respectively for TASK Group.

The fair value determination of the customer relationship and developed technology intangible assets required management to make significant estimates and assumptions related to the valuation methods, forecasts of future net cash flows and the selection of the discount rate.

Given the fair value determination of the customer relationship and developed technology intangible assets requires management to use judgment in the selection of the valuation method, as well as make significant estimates and assumptions related to the forecasts of future growth, and the selection of the discount rate. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the developed technology and customer relationships intangible assets assumed for the Stuzo and TASK Group acquisitions included the following, among others:

- We tested the effectiveness of controls over the valuation of the developed technology and customer relationships intangible assets including management's controls over the inputs to the valuation of intangible assets

- We assessed the reasonableness of management's estimated net cash flows projections by inquiring of management regarding its processes for developing projected financial information

- We compared the net cash flow projections to historical performance and future projected performance of other guideline companies within the same industry, and to historical performance and future projected performance of overall industry trends

- We assessed the reasonableness of management's assumptions of the revenue growth rates by evaluation of the source information, including the number of existing customers through inspection of customer contracts

- We assessed the reasonableness of management's assumption of the technology obsolescence and attrition rates by evaluating Stuzo and TASK Group's historical attrition rate, including testing of the source information, and comparing the attrition rate to historical results

With the assistance of our internal fair value specialists, we evaluated:

- The reasonableness of the income approach valuation methodologies by assessing management's application of the Relief-from Royalty Method and Multi-Period Excess Earnings Method,

- The reasonableness of the attrition rate, royalty rate and technology obsolescence rate used in the valuation by developing a range of independent estimates and comparing those to the assumptions selected by management

- Testing the source information underlying the determination of the discount rate

- Testing the mathematical accuracy of the valuation analysis

/s/ Deloitte & Touche LLP

Rochester, New York
March 3, 2025

We have served as the Company's auditor since 2020.

PAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,	
Assets	2024	2023
Current assets:		
Cash and cash equivalents	$ 108,117	$ 37,183
Cash held on behalf of customers	13,428	10,170
Short-term investments	524	37,194
Accounts receivable – net	59,726	42,679
Inventories	21,861	23,560
Other current assets	14,390	8,123
Current assets of discontinued operations	—	21,690
Total current assets	218,046	180,599
Property, plant and equipment – net	14,107	15,524
Goodwill	887,459	488,918
Intangible assets – net	237,333	93,969
Lease right-of-use assets	8,221	3,169
Other assets	15,561	17,642
Noncurrent assets of discontinued operations	—	2,785
Total Assets	$1,380,727	$ 802,606
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 34,784	$ 25,599
Accrued salaries and benefits	22,487	14,128
Accrued expenses	13,938	3,533
Customers payable	13,428	10,170
Lease liabilities – current portion	2,256	1,120
Customer deposits and deferred service revenue	24,944	9,304
Current liabilities of discontinued operations	—	16,378
Total current liabilities	111,837	80,232
Lease liabilities – net of current portion	6,053	2,145
Long-term debt	368,355	377,647
Deferred service revenue – noncurrent	1,529	4,204
Other long-term liabilities	21,243	3,603
Noncurrent liabilities of discontinued operations	—	1,710
Total liabilities	509,017	469,541
Shareholders' equity:		
Preferred stock, $.02 par value, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $.02 par value, 116,000,000 shares authorized; 40,187,671 and 29,386,234 shares issued, 38,717,366 and 28,029,915 outstanding at December 31, 2024 and December 31, 2023, respectively	798	584
Additional paid in capital	1,085,473	625,154
Equity consideration payable	108,182	—
Accumulated deficit	(279,943)	(274,956)
Accumulated other comprehensive loss	(20,951)	(939)
Treasury stock, at cost, 1,470,305 and 1,356,319 shares at December 31, 2024 and December 31, 2023, respectively	(21,849)	(16,778)
Total shareholders' equity	871,710	333,065
Total Liabilities and Shareholders' Equity	$1,380,727	$ 802,606

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Revenues, net:			
Subscription service	$ 207,422	$ 122,597	$ 97,499
Hardware	87,040	103,391	114,410
Professional service	55,520	50,726	50,438
Total revenues, net	349,982	276,714	262,347
Cost of sales:			
Subscription service	96,519	63,735	47,424
Hardware	65,923	80,319	92,224
Professional service	41,416	43,214	40,982
Total cost of sales	203,858	187,268	180,630
Gross margin	146,124	89,446	81,717
Operating expenses:			
Sales and marketing	41,708	38,513	34,900
General and administrative	108,898	72,139	69,770
Research and development	67,258	58,356	48,643
Amortization of identifiable intangible assets	8,452	1,858	1,863
Adjustment to contingent consideration liability	(600)	(9,200)	(4,400)
Gain on insurance proceeds	(495)	(500)	—
Total operating expenses	225,221	161,166	150,776
Operating loss	(79,097)	(71,720)	(69,059)
Other income (expense), net	1,146	(485)	(1,068)
Loss on extinguishment of debt	(6,560)	(635)	—
Interest expense, net	(10,167)	(6,931)	(8,811)
Loss from continuing operations before income taxes	(94,678)	(79,771)	(78,938)
Benefit from (provision for) income taxes	4,768	(1,848)	(1,134)
Net loss from continuing operations	(89,910)	(81,619)	(80,072)
Net income from discontinued operations	84,923	11,867	10,753
Net loss	$ (4,987)	$ (69,752)	$ (69,319)
Net income (loss) per share (basic and diluted)			
Continuing operations	$ (2.63)	$ (2.96)	$ (2.95)
Discontinued operations	2.49	0.43	0.40
Total	$ (0.14)	$ (2.53)	$ (2.55)
Weighted average shares outstanding (basic and diluted)	34,155	27,552	27,152

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Net loss	$ (4,987)	$ (69,752)	$ (69,319)
Other comprehensive income (loss), net of applicable tax:			
Foreign currency translation adjustments	(20,012)	426	2,339
Comprehensive loss	$ (24,999)	$ (69,326)	$ (66,980)

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Capital in Excess of Par Value	Equity Consideration Payable	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount					Shares	Amount	
Balances at December 31, 2021	**28,094**	**$ 562**	**$ 640,937**	**$ —**	**$ (122,505)**	**$ (3,704)**	**1,181**	**$ (10,945)**	**$ 504,345**
Impact of ASU 2020-06 implementation	—	—	(66,656)	—	(13,380)	—	—	—	(80,036)
Balances at January 1, 2022	**28,094**	**$ 562**	**$ 574,281**	**$ —**	**$ (135,885)**	**$ (3,704)**	**1,181**	**$ (10,945)**	**$ 424,309**
Issuance of common stock upon the exercise of stock options	133	3	1,283	—	—	—	—	—	1,286
Net issuance of restricted stock awards and restricted stock units	200	2	(1)	—	—	—	—	—	1
Issuance of common stock for acquisition	163	3	6,297	—	—	—	—	—	6,300
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	—	90	(3,148)	(3,148)
Stock-based compensation	—	—	13,426	—	—	—	—	—	13,426
Foreign currency translation adjustments	—	—	—	—	—	2,339	—	—	2,339
Net loss	—	—	—	—	(69,319)	—	—	—	(69,319)
Balances at December 31, 2022	**28,590**	**$ 570**	**$ 595,286**	**$ —**	**$ (205,204)**	**$ (1,365)**	**1,271**	**$ (14,093)**	**$ 375,194**
Issuance of common stock upon the exercise of stock options	96	2	1,067	—	—	—	—	—	1,069
Net issuance of restricted stock awards and restricted stock units	203	2	—	—	—	—	—	—	2
Issuance of common stock for conversion of 2024 Notes	497	10	14,374	—	—	—	—	—	14,384
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	—	85	(2,685)	(2,685)
Stock-based compensation	—	—	14,427	—	—	—	—	—	14,427
Foreign currency translation adjustments	—	—	—	—	—	426	—	—	426
Net loss	—	—	—	—	(69,752)	—	—	—	(69,752)
Balances at December 31, 2023	**29,386**	**$ 584**	**$ 625,154**	**$ —**	**$ (274,956)**	**$ (939)**	**1,356**	**$ (16,778)**	**$ 333,065**

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)
(in thousands)

	Common Stock		Capital in Excess of Par Value	Equity Consideration Payable	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount					Shares	Amount	
Balances at December 31, 2023	**29,386**	**$ 584**	**$ 625,154**	**$ —**	**$ (274,956)**	**$ (939)**	**1,356**	**$(16,778)**	**$ 333,065**
Issuance of common stock upon the exercise of stock options	190	4	2,231	—	—	—	—	—	2,235
Net issuance of restricted stock awards and restricted stock units	422	6	(6)	—	—	—	—	—	—
Issuance of common stock for acquisition (Note 2)	2,605	52	133,128	—	—	—	—	—	133,180
Equity consideration payable for acquisition (Note 2)	—	—	—	108,182	—	—	—	—	108,182
Issuance of common stock for conversion of 2026 Notes	2,382	47	104,101	—	—	—	—	—	104,148
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	—	—	—	—	—	—	114	(5,071)	(5,071)
Issuance of common stock for employee stock purchase plan	28	1	988	—	—	—	—	—	989
Proceeds from private placement of common stock, net of issuance costs of $5.5 million	5,175	104	194,386	—	—	—	—	—	194,490
Stock-based compensation	—	—	25,491	—	—	—	—	—	25,491
Foreign currency translation adjustments	—	—	—	—	—	(20,012)	—	—	(20,012)
Net loss	—	—	—	—	(4,987)	—	—	—	(4,987)
Balances at December 31, 2024	**40,188**	**$ 798**	**$1,085,473**	**$ 108,182**	**$ (279,943)**	**$ (20,951)**	**1,470**	**$(21,849)**	**$ 871,710**

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (4,987)	$ (69,752)	$ (69,319)
Net income from discontinued operations	(84,923)	(11,867)	(10,753)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	37,907	27,014	25,643
Accretion of debt in interest expense	2,432	2,205	1,997
Accretion of discount on held to maturity investments in interest expense, net	480	(1,886)	—
Current expected credit losses	2,596	579	1,204
Provision for obsolete inventory	(150)	(1,915)	69
Stock-based compensation	24,487	14,291	13,261
Impairment loss	225	—	1,301
Loss on debt extinguishment	6,560	635	—
Adjustment to contingent consideration liability	(600)	(9,200)	(4,400)
Deferred income tax	(10,788)	197	(373)
Changes in operating assets and liabilities:			
Accounts receivable	(10,496)	(772)	(5,587)
Inventories	1,768	15,984	(2,767)
Other current assets	(3,390)	(1,147)	1,823
Other assets	30	(1,608)	(5,031)
Accounts payable	4,276	4,411	696
Accrued salaries and benefits	8,101	(265)	808
Accrued expenses	2,476	769	(683)
Customer deposits and deferred service revenue	(318)	(2,179)	(5,851)
Customers payable	3,258	2,966	7,205
Other long-term liabilities	(257)	(412)	(868)
Cash used in operating activities - continuing operations	(21,313)	(31,952)	(51,625)
Cash (used in) provided by operating activities - discontinued operations	(3,933)	14,877	8,555
Net cash used in operating activities	(25,246)	(17,075)	(43,070)
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	(309,368)	(1,900)	(18,797)
Capital expenditures	(970)	(5,018)	(1,163)
Capitalization of software costs	(5,814)	(5,346)	(6,234)
Proceeds from company owned life insurance policies	3,266	—	—
Proceeds from sale of held to maturity investments	65,065	85,978	24,243
Purchases of held to maturity investments	(28,351)	(80,996)	(64,533)
Cash used in investing activities - continuing operations	(276,172)	(7,282)	(66,484)
Cash provided by (used in) investing activities - discontinued operations	96,060	(499)	(226)
Net cash used in investing activities	(180,112)	(7,781)	(66,710)
Cash flows from financing activities:			
Principal payments of long-term debt	—	—	(705)
Proceeds from private placement of common stock, net of issuance costs	194,490	—	—
Proceeds from debt issuance, net of original issue discount	87,333	—	—
Treasury stock acquired from employees upon vesting or forfeiture of restricted stock	(5,071)	(2,685)	(3,148)
Proceeds from exercise of stock options	2,235	1,069	1,286
Proceeds from employee stock purchase plan	989	—	—
Cash paid for debt extinguishment	(1,469)	—	—
Net cash provided by (used in) financing activities	278,507	(1,616)	(2,567)

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

		Year Ended December 31,				
		2024		2023		2022
Effect of exchange rate changes on cash and cash equivalents		857		(3,522)		1,461
Net increase (decrease) in cash, cash equivalents, and cash held on behalf of customers		74,006		(29,994)		(110,886)
Cash, cash equivalents, and cash held on behalf of customers at beginning of period		47,539		77,533		188,419
Cash, cash equivalents, and cash held on behalf of customers at end of period	$	121,545	$	47,539	$	77,533
Reconciliation of cash, cash equivalents, and cash held on behalf of customers						
Cash and cash equivalents	$	108,117	$	37,369	$	70,328
Cash held on behalf of customers		13,428		10,170		7,205
Total cash, cash equivalents, and cash held on behalf of customers	$	121,545	$	47,539	$	77,533
Supplemental disclosures of cash flow information:						
Cash paid for income taxes	$	2,323	$	3,223	$	1,285
Capitalized software recorded in accounts payable		31		38		27
Capital expenditures in accounts payable		76		139		75
Common stock issued for acquisition		133,180		—		6,300

Cash flows are presented on a consolidated basis and cash and cash equivalents presented in current assets of discontinued operations in the consolidated balance sheets as of December 31, 2023 were $0.2 million. Refer to "Note 4 – Discontinued Operations" for additional information related to cash flows from discontinued operations.

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Nature of Business

PAR Technology Corporation (the "Company" or "PAR," "we," or "us"), through its consolidated subsidiaries, operates in one segment, Restaurant/Retail. Refer to "Note 15 - Segment and Related Information" for further detail on our segment. The Restaurant/Retail segment provides leading omnichannel cloud-based software and hardware solutions to the restaurant and retail industries.

Our product and service offerings include point-of-sale, customer engagement and loyalty, digital ordering and delivery, operational intelligence, payment processing, hardware, and related technologies, solutions, and services. We provide enterprise restaurants, franchisees, and other foodservice outlets with operational efficiencies through a data-driven network with integration capabilities from front- and back-of-house to customer fulfillment. Our subscription services are grouped into two product lines: Engagement Cloud, which includes Punchh and PAR Retail (formerly Stuzo) products and services for customer loyalty and engagement, Plexure for international customer loyalty and engagement, and PAR Ordering (formerly MENU) for omnichannel digital ordering and delivery; and Operator Cloud, which includes PAR POS (formerly Brink POS) and TASK for front-of-house, PAR Pay for payments, and PAR OPS (Delaget and Data Central) for back-of-house. The accompanying consolidated financial statements include the Company's accounts and those of its consolidated subsidiaries. All intercompany transactions have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The Company prepares its consolidated financial statements and related notes in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, stock-based compensation, the recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value, identifiable intangible assets and goodwill, valuation allowances for receivables, classification of discontinued operations, valuation of excess and obsolete inventories, and measurement of contingent consideration at fair value. Actual results could differ from these estimates.

The results of operations of the Company's Government segment are reported as discontinued operations in the consolidated statements of operations for all periods presented and the related assets and liabilities associated with the discontinued operations are classified as assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2023. All results and information in the consolidated financial statements are presented as continuing operations and exclude the Government segment unless otherwise noted specifically as discontinued operations.

Discontinued Operations

In determining whether a group of assets disposed of (or is to be disposed of) should be presented as a discontinued operation, the Company analyzes whether the group of assets disposed of represented a component of the entity; that is, whether it had historic operations and cash flows that were discrete both operationally and for financial reporting purposes. In addition, the Company considers whether the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

The assets and liabilities of a discontinued operation, other than goodwill, are measured at the lower of carrying amount or fair value, less cost to sell. When a portion of a reporting unit that constitutes a business is to be disposed of, the goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Interest is allocated to discontinued operations if the interest is directly attributable to the discontinued operations or is interest on debt that is required to be repaid as a result of the disposal.

Business Combinations

The Company accounts for business combinations pursuant to ASC Topic 805, *Business Combinations*, which requires that assets acquired and liabilities assumed be recorded at their respective fair values on the date of acquisition. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is allocated to goodwill. The purchase price allocation process requires the Company to make significant assumptions and estimates in determining the purchase price and the fair value of assets acquired and liabilities assumed at the acquisition date. The Company's assumptions and estimates are subject to refinement and, as a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent fair value adjustments are recorded in the Company's consolidated statements of operations. The Company's consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition.

Cash and Cash Equivalents and Cash Held on Behalf of Customers

The Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents, including money market funds. Cash held on behalf of customers represents an asset arising from our payment processing services that is restricted for the purpose of satisfying obligations to remit funds to various merchants.

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2024 and 2023. The Company did not experience losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

Cash and cash equivalents and cash held on behalf of customers consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents		
Cash	$ 105,956	$ 37,143
Money market funds	2,161	40
Cash held on behalf of customers	13,428	10,170
Total cash and cash equivalents and cash held on behalf of customers	$ 121,545	$ 47,353

Short-Term Investments

Short-term investments include held-to-maturity investment securities consisting of investment-grade interest bearing instruments, primarily treasury bills and notes and short-term deposits, which are stated at amortized cost. The Company does not intend to sell these investment securities and the contractual maturities are not greater than 12 months. The Company did not have any material gains or losses on these securities during the year ended December 31, 2024. The estimated fair value of these securities approximated their carrying value as of December 31, 2024.

The carrying value of investment securities consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Short-term investments		
Treasury bills and notes	$ —	$ 37,194
Short-term deposits	524	—
Total short-term investments	$ 524	$ 37,194

Accounts Receivable – Current Expected Credit Losses

The Company maintains a provision for accounts receivables that it does not expect to collect. In accordance with ASC Topic 326, *Financial Instruments - Credit Losses*, the Company accrues its estimated losses from uncollectible accounts receivable to the provision based upon recent historical experience, the length of time the receivable has been outstanding, other specific information as it becomes available, and reasonable and supportable forecasts not already reflected in the historical loss information. Provisions for current expected credit losses are charged to current operating expenses. Actual losses are charged against the provision when incurred.

Inventories

The Company's inventories are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. The Company uses certain estimates and judgments and considers several factors including hardware demand, changes in customer requirements and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Expenditures for maintenance and repairs are expensed as incurred.

Other Assets

Other assets include deferred implementation costs of $7.3 million and $8.8 million and deferred commissions of $3.3 million and $2.6 million at December 31, 2024 and December 31, 2023, respectively. Based on ASC Topic 340, *Other Assets and Deferred Costs*, we capitalize and amortize incremental costs of obtaining and fulfilling a contract over the period we expect to derive benefits from the contract, which we have determined as the initial term of a contract. We periodically adjust the carrying value of deferred implementation costs and deferred commissions to account for customers ceasing operations or otherwise discontinuing use of our subscription services. Amortization expense for deferred implementation costs is included in "Cost of sales: Professional service" and amortization expense for deferred commissions is included in "Sales and marketing" in the Company's consolidated statements of operations.

The following table summarizes amortization expense for deferred implementation costs and deferred commissions:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Amortization of deferred implementation costs	$ 6,158	$ 4,548	$ 2,421
Amortization of deferred commissions	1,662	933	579

Other assets also include the cash surrender value of life insurance related to the Company's deferred compensation plan eligible to certain employees. The funded balance is reviewed on an annual basis. The cash surrender value of the deferred compensation plan was cashed out during 2024. The balance of the life insurance policy was zero and $3.3 million at December 31, 2024 and December 31, 2023, respectively.

Identifiable Intangible Assets

The Company's identifiable intangible assets represent intangible assets acquired in the acquisition of 3M Company's Drive-Thru Communications Systems, the acquisition of Data Central, the acquisition of Punchh Inc., the MENU Acquisition, the Stuzo Acquisition, the TASK Group Acquisition, the Delaget Acquisition and capitalized software development costs.

The Company capitalizes certain costs related to the development of its platform and other software applications for internal use in accordance with ASC Topic 350-40, *Intangibles - Goodwill and Other - Internal - Use Software*. The Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. The Company stops capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three to seven years. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in the Company's consolidated statements of operations.

The Company exercises judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that the Company can change the manner in which new features and functionalities are developed and tested related to its platform, assessing the ongoing value of capitalized assets or determining the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs the Company capitalizes and amortizes could change in future periods.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company's impairment tests are based on the Company's reporting unit used in the test for goodwill impairment. In conducting this impairment testing, the Company may first perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. If not, no further goodwill impairment testing is required. If it is more likely than not that a reporting unit's fair value is less than its carrying value, or if we elect not to perform a qualitative assessment of a reporting unit, a quantitative analysis is performed, in which the fair value of the reporting unit is compared to its carrying value. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value.

The Company elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test in 2024. As a part of this analysis, we evaluated factors including, but not limited to, our market capitalization and stock price performance, macro-economic conditions, market and industry conditions, cost factors, the competitive environment, and the operational stability and overall financial performance of the reporting unit. The assessment indicated that it was more likely than not that the fair value of the reporting units exceeded its respective carrying value. No impairment charge was recorded in any of the periods presented in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets

The Company evaluates the accounting and reporting for the impairment of long-lived assets in accordance with the reporting requirements of ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company will recognize impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets to be sold. In the year ending December 31, 2024 the Company recorded an impairment loss of $0.2 million included in general and administrative expense in the consolidated statements of operations related to the discontinuance of the Brink POS trademark. In the year ending December 31, 2022, the Company recorded an impairment loss of $1.3 million on internally developed software costs not meeting the general release threshold as a result of acquiring go-to-market software in the MENU Acquisition. This impairment loss is presented within research and development expense in the consolidated statements of operations. No impairment was recorded in the year ended December 31, 2023.

Other Long-Term Liabilities

Other long-term liabilities include deferred tax liabilities of $18.7 million and $0.8 million at December 31, 2024, and December 31, 2023, respectively.

Additionally, other long-term liabilities include amounts owed to employees that participate in the Company's deferred compensation plan. Amounts owed to employees participating in the deferred compensation plan were $0.1 million and $0.4 million at December 31, 2024, and December 31, 2023, respectively.

Foreign Currency Translation Adjustments

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Income (Loss). Exchange gains and losses on intercompany balances of permanently invested long-term loans are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Income (Loss).

Warranty Provisions

Warranty provisions for hardware warranties are recorded in the period in which the Company becomes obligated to honor the warranty, which generally is the period in which the related hardware revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period which can range from 12 to 60 months and cost of replacement parts.

Activity related to warranty claims are as follows:

(in thousands)	December 31, 2024	December 31, 2023
Beginning balance	$ 650	$ 722
Adjustments to reserve	16	40
Warranty claims settled	(88)	(112)
Ending balance	$ 578	$ 650

Related Party Transactions

During the year ended December 31, 2022, Act III Management LLC ("Act III Management"), a service company to the restaurant, hospitality, and entertainment industries, provided software development and restaurant technology consulting services to the Company pursuant to a master development agreement. Separately, during the year ended December 31, 2023, Ronald Shaich, the sole member of Act III Management, served as a strategic advisor to the Company's board of directors pursuant to a strategic advisor agreement, which terminated on June 1, 2023. Keith Pascal, a director of the Company, is an employee of Act III Management and serves as its vice president and secretary. Mr. Pascal does not have an ownership interest in Act III Management.

As of December 31, 2024 and 2023, the Company had zero accounts payable owed to Act III Management. During the years ended December 31, 2024, 2023, and 2022 the Company paid Act III Management zero, $0.1 million, and $0.6 million respectively, in consideration for services performed under the master development agreement.

In connection with the acquisition of TASK Group Holdings Limited ("TASK Group" and such acquisition, the "TASK Group Acquisition"), the Company leases an Australian office from the Houden Superannuation Fund. The trustees and beneficiaries of the Houden Superannuation Fund include two executives of TASK Group. The Australian office has been occupied by the TASK Group since 2005 with the last rent increase occurring in March 2021 based on an independent review of comparable market rent. During the year ended December 31, 2024, the

Company paid the Houden Superannuation Fund $0.1 million in rent. The Company had $0.1 million in accounts payable owed to the Houden Superannuation Fund as of December 31, 2024.

Revenue Recognition

The Company's revenue is derived from three types of revenue: hardware sales, subscription services, and professional services. ASC Topic 606*: Revenue from Contracts with Customers* requires the Company to distinguish and measure performance obligations under customer contracts. Contract consideration is allocated to all performance obligations within the arrangement or contract. Performance obligations that are determined not to be distinct are combined with other performance obligations until the combined unit is determined to be distinct and that combined unit is then recognized as revenue over time or at a point in time depending on when control is transferred. The Company evaluated the potential performance obligations and evaluated whether each performance obligation met the ASC Topic 606 criteria to be considered a distinct performance obligation.

Amounts invoiced in excess of revenue recognized represent deferred revenue. Contracts typically require payment within 30 to 90 days from the shipping date or installation date, depending on the Company's terms with the customer. The primary method used to estimate a stand-alone selling price is the price that the Company charges for the particular good or service sold by the Company separately under similar circumstances to similar customers. Assessing the stand-alone selling price for each distinct performance obligation may involve significant judgment. Key pricing factors taken into consideration include our discounting policies, transaction size and volume, target customer demographic, price lists, as well as both historical and current sales and contract prices.

<u>Hardware</u>

Hardware revenue consists of hardware product sales and is recognized as a point in time revenue. Revenue on these items is recognized when the customer obtains control of the asset in accordance with the terms of sale. This generally occurs upon delivery to a third-party carrier for onward delivery to customer. We accept returns for hardware sales and recognize them at the time of sale as a reduction to revenue based on historical experience.

<u>Subscription Service</u>

Our subscription services consist of revenue from our SaaS solutions, related software support, managed platform development services, and transaction-based payment processing services.

SaaS solutions

SaaS solution revenues consist of subscription fees from customers for access to our SaaS solutions and third party SaaS solutions and are recognized ratably over the contract period, commencing when the subscription service is made available to the customer, as the customer simultaneously receives and consumes the benefits of the Company's performance obligations. Our contracts with customers are generally for a period ranging from 12 to 36 months. We determined we are the principal in transferring these services to the customer and recognize revenue on a gross basis. We control the services being provided to our customer, are responsible for fulfillment of the promise in our contract with the customer, and have discretion in setting the price with our customer.

Software support

Software support revenues include fees from customers from the sales of varying levels of support services which are "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Managed platform development services

Managed platform development services revenues include subscription based advanced support to our customers to help them customize our SaaS solutions to better manage and optimize their use. This revenue is recognized over time as the service is performed. As we utilize external contractors to support the development, we control the services being provided to our customer, are responsible for fulfillment of the promise in our contract with the customer, and have discretion in setting the price with our customer, we determined we are the principal in transferring these services to the customer and recognize revenue on a gross basis.

Transaction-based payment processing

Transaction-based payment processing revenues include transaction-based payment processing services for customers which are charged a transaction fee for payment processing. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per transaction fee. We satisfy our payment processing performance obligations and recognize the transaction fees as revenue net of refunds and reversals initiated by the restaurant upon authorization by the issuing bank and submission for processing. We allocate all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the ASC 606 allocation objectives.

Our transaction-based payment processing contracts are primarily layered rate contracts. In layered rate contracts, we pass through the costs of interchange and card assessment and network fees to our customers, which are recorded as a reduction to revenue, and we incur processing fees, which are recorded as cost of sales. For layered rate contracts, we have concluded we are generally the principal in the performance obligation to process payments because we control the payment processing services before the customer receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we will use and are ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. We generally have full discretion in setting processing prices charged to the customers. Additionally, we are obligated to comply with certain payment card network operating rules and contractual obligations under the terms of our registration as a payment facilitator and as a master merchant under our third-party acquiring payment processor agreements which make us liable for the costs of processing the transactions for our customers and chargebacks and other financial losses if such amounts cannot be recovered from the restaurant. However, specifically as it relates to the costs of interchange and card assessment and network fees, we have concluded we are the agent because we do not control pricing for these services and the costs are passed through to our customers.

Professional Service

Professional service revenue consists of revenues from hardware support, installations, implementations, and other professional services.

Hardware support

Hardware support revenues consist of fees from customers from the Company's Advanced Exchange overnight hardware replacement program, on-site support and extended warranty repair service programs and are all "stand-ready obligations" satisfied over time on the basis that the customer consumes and receives a benefit from having access to the Company's support resources, when and as needed, throughout the contract term, which is generally 12 months. For this reason, the support services are recognized ratably over the contract term since the Company satisfies its obligation to stand ready by performing these services each day.

Installations

Installation revenue is recognized point in time. Installation revenue is recognized when installation is complete and the customer obtains control of the related asset. The Company offers installation services to its customers for hardware for which the Company primarily hires third-party contractors to install the equipment on the Company's behalf. The Company pays third-party contractors an installation service fee based on an hourly rate agreed to by the Company and contractor. When third-party installers are used, the Company determines whether the nature of its performance obligations is to provide the specified goods or services itself (principal) or to arrange for a third-party to provide the goods or services (agent). In the Company's customer arrangements, the Company is primarily responsible for providing a good or service, has inventory risk before the good or service is transferred to the customer, and has discretion in establishing prices; as a result, the Company has concluded that it is the principal in the arrangement and records installation revenue on a gross basis.

Implementations

Implementation revenue includes set-up and activation fees from customers to implement our SaaS solutions. We have concluded that this service generally does not represent a stand-alone performance obligation and is instead tied to the performance obligation to provide the subscription service. As such, we defer and amortize related revenues and costs over the life of the contract, commencing when the subscription service is made available to the customer.

Other professional services

Other professional service revenue includes hardware repairs and maintenance not covered under hardware support, business process mapping, training, and other ad hoc professional services sold separately. Other professional service revenue is recognized point in time upon the completion of the service.

Stock-Based Compensation

The Company measures and records compensation expense for all stock-based compensation to employees, including awards of employee stock options, restricted stock awards and restricted stock units (both time and performance vesting), in the financial statements as compensation cost over the applicable vesting periods using a straight-line expense recognition method, based on their fair value on the date of grant. The fair value of stock-based awards is determined by using the Black-Scholes option valuation model for option awards and closing price on the date of grant for restricted stock awards and restricted stock units. The Black-Scholes valuation model incorporates assumptions as to the fair value of stock price, volatility, the expected life of options or awards, a risk-free interest rate and dividend yield. In valuing stock options, significant judgment is required in determining the expected volatility of the Company's common stock and the expected life that individuals will hold their stock options prior to exercising. Expected volatility is based on the historical and implied volatility of the Company's common stock. The expected life of stock options is derived from the historical actual term of stock option grants and an estimate of future exercises during the remaining contractual period of the stock option. While volatility and estimated life are assumptions that do not bear the risk of change subsequent to the grant date of stock options, these assumptions may be difficult to measure, as they represent future expectations based on historical experience. Further, expected volatility and the expected life of stock options may change in the future, which could substantially change the grant-date fair value of future awards and, ultimately, the expense the Company records. The Company elects to account for forfeitures based on recognition in the reporting period incurred. Compensation expense for awards with performance conditions is reassessed each reporting period and recognized based upon the probability that the performance targets will be achieved.

The Company expenses stock-based compensation for stock options, restricted stock awards, restricted stock units and performance awards over the requisite service period. For awards with only a service condition, the Company expenses stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with both performance and service conditions, the Company expenses the stock-based compensation on a straight-line basis over the requisite service period for each separately vesting portion of the award, taking into account the probability that the Company will satisfy the performance condition.

Contingent Consideration

The Company determined the acquisition date fair value of contingent consideration associated with the MENU Acquisition using Monte-Carlo simulation valuation techniques, with significant inputs that are not observable in the market and thus represents a Level 3 fair value measurement as defined in ASC Topic 820, *Fair Value Measurement*. This valuation technique is also used to determine current fair value of any contingent consideration. The simulation uses probability distribution for each significant input to produce hundreds or thousands of possible outcomes and the results are analyzed to determine probabilities of different outcomes occurring. Significant increases or decreases to these inputs in isolation would result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent post-closing revenue focused milestones obligation. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date is reflected as cash used in financing activities in the Company's consolidated statements of cash flows. Any amount paid in excess of the liability on the acquisition date is reflected as cash used in operating activities.

The MENU Acquisition resulted in an initial liability for the contingent consideration recorded in the amount of $14.2 million during 2022. The liability for the contingent consideration was established at the time of the acquisition and is evaluated quarterly based on additional information as it becomes available; any change in the fair value adjustment is recorded in the earnings of that period. During 2022, the Company recorded a $4.4 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to $9.8 million as of December 31, 2022.

During the second quarter of 2023, the MENU earn-out was amended to remove the EBITDA based threshold and reduce the future software as a service ("SaaS") annual recurring revenue threshold. During 2023, the Company recorded a $9.2 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to $0.6 million as of December 31, 2023.

During 2024, the earn-out period expired with no payment made. As such, the Company recorded a $0.6 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to zero as of December 31, 2024.

Gain on Insurance Proceeds

During the years ended December 31, 2024 and 2023 the Company received $0.5 million and $0.5 million of insurance proceeds in connection with the settlement of a legacy claim. No insurance proceeds were received during the year ended December 31, 2022.

Other Income (Expense), net

The Company's foreign currency transaction gains and losses and other miscellaneous non-operating income (expense) are recorded in other income (expense), net in the accompanying statements of operations.

Income Taxes

The Company and its subsidiaries file a consolidated U.S. federal income tax return. State tax returns are filed on a combined or separate basis depending on the applicable laws in the jurisdictions where the tax returns are filed. The Company also files foreign tax returns on a separate company basis in the countries in which it operates. The provision for income taxes is based upon pretax loss with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share

Net loss per share is calculated in accordance with ASC Topic 260, *Earnings per Share*, which specifies the computation, presentation and disclosure requirements for earnings per shares ("EPS"). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that would occur if convertible securities or other contracts to issue common stock were exercised. At December 31, 2024, there were 713,534 anti-dilutive stock options outstanding compared to 920,403 as of December 31, 2023 and 1,029,417 as of December 31, 2022. At December 31, 2024 there were 1,122,090 anti-dilutive restricted stock units compared to 839,455 and 512,416 as of December 31, 2023 and December 31, 2022, respectively.

In accordance with ASC Topic 260, *Earnings Per Share*, when an entity reports a discontinued operation, income from continuing operations is used as the control number to determine whether potential common shares are included in the calculation of diluted EPS. Since the Company reported a net loss from continuing operations for all periods presented, the potential effects of the 2026 Notes and the 2027 Notes conversion features (see "Note 10 – Debt" for additional information) and the unissued shares from the Company's 2021 Employee Stock Purchase Plan ("ESPP", see "Note 12 - Stock Based Compensation" for additional information) were excluded from the diluted net loss per share calculation due to their anti-dilutive nature as of December 31, 2024, December 31, 2023 and December 31, 2022. Shares resulting from the 2026 Notes partial conversion were 2,381,765 (refer to "Note 10 – Debt" for additional information). Potential shares resulting from 2026 Notes and 2027 Notes conversion features at respective maximum conversion rates of 30.8356 per share and 17.8571 per share are approximately 616,712 and 4,732,132, respectively.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted loss per share computations:

(in thousands, except per share data)	December 31,		
	2024	2023	2022
Net loss from continuing operations	$ (89,910)	$ (81,619)	$ (80,072)
Net income from discontinued operations	84,923	11,867	10,753
Net loss	$ (4,987)	$ (69,752)	$ (69,319)
Basic and diluted:			
Weighted average common shares	34,155	27,552	27,152
Loss from continuing operations per common share, basic and diluted	$ (2.63)	$ (2.96)	$ (2.95)
Income from discontinued operations per common share, basic and diluted	2.49	0.43	0.40
Loss per common share, basic and diluted	$ (0.14)	$ (2.53)	$ (2.55)

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about segment expenses. The Company adopted ASU 2023-07 for fiscal year 2024 with the only impact being to the Company's disclosures with no impact to the consolidated financial statements. Refer to "Note 15 - Segment and Related Information" for further information on our segment.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this update for future filings.

In November 2024, the FASB issued ASU 2024-04, *Induced Conversions of Convertible Debt Instruments*, which is intended to clarify the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this update for future filings.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, requiring public companies to disaggregate key expense categories such as inventory purchases, employee compensation and depreciation in their financial statements which is intended to improve investor insights into company performance. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of this update for future filings.

With the exception of the standards discussed above, there were no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2024 that are of significance or potential significance to the Company.

Note 2 — Acquisitions

Delaget Acquisition

On December 31, 2024 (the "Delaget Closing Date"), PAR entered into an Agreement and Plan of Merger (the "Delaget Merger Agreement"), pursuant to which, on the Delaget Closing Date, PAR acquired 100% of the outstanding equity interests of Delaget, LLC ("Delaget" and such acquisition, the "Delaget Acquisition").

On the Delaget Closing Date, the Company paid equity holders of Delaget $16.9 million in cash (the "Delaget Cash Consideration"), and committed to issue 1,488,669 shares of common stock. The closing stock price as of the Delaget Closing Date was $72.67, resulting in equity consideration of $108.2 million (the "Delaget Equity Consideration") and a total purchase consideration of $125.1 million (the "Delaget Merger Consideration"). The Delaget Merger Consideration is subject to adjustment for any cash, indebtedness (including debt-like items), and net working capital of the acquired entities. The Delaget Equity Consideration was not issued as of December 31, 2024 and was included in equity consideration payable in the consolidated financial statements, however the Company determined that control of Delaget was transferred to the Company on December 31, 2024 due to the transfer of the Delaget Cash Consideration, the establishment of the equity consideration payable on the Delaget Closing Date, and the Company gaining full authority over the operations and decision-making of Delaget. Refer to "Note 17 - Subsequent Events" for further information on the payment of the Delaget Equity Consideration. The Company acquired Delaget to complement our Operator Cloud solutions.

On the Delaget Closing Date, $1.9 million of the Delaget Cash Consideration was deposited into separate escrow accounts administered by third parties to fund potential post-closing adjustments and obligations.

Additionally, on the Delaget Closing Date, $2.3 million of the Delaget Cash Consideration was deposited into an indemnification escrow fund to be held for up to 36 months to fund potential post-closing indemnification obligations of Delaget equity holders in accordance with the Delaget Merger Agreement. The Company recognized indemnification assets and liabilities of approximately $2.3 million to other assets and other long-term liabilities in the consolidated balance sheets, respectively, to account for amounts deposited into the third party indemnification escrow fund.

The Company incurred acquisition and integration expenses related to the Delaget Acquisition of approximately $1.4 million which are included in general and administrative expense in the consolidated statements of operations.

The Delaget Acquisition was accounted for as a business combination in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations. Accordingly, assets acquired and liabilities assumed have been accounted for at their preliminarily determined respective fair values as of the Delaget Closing Date. The preliminary fair value determinations were based on management's estimates and assumptions, with the assistance of valuation and independent tax consultants. Preliminary fair values are subject to measurement period adjustments within the permitted measurement period (up to one year from the Delaget Closing Date) as management finalizes its procedures and net working capital adjustments (if any) are settled.

The following table presents management's preliminary purchase price allocation:

(in thousands)	Purchase price allocation
Cash	$ 1,087
Accounts receivable	1,117
Property and equipment	80
Lease right-of-use assets	1,380
Developed technology	11,500
Customer relationships	14,000
Non-competition agreements	3,700
Indemnification assets	2,338
Prepaid and other acquired assets	200
Goodwill	97,017
Total assets	132,419
Accounts payable	295
Accrued expenses	1,155
Lease right-of-use liabilities	1,359
Deferred revenue	893
Indemnification liabilities	2,338
Deferred taxes	1,312
Consideration paid	$ 125,067

Intangible Assets

The Company identified three acquired intangible assets in the Delaget Acquisition: developed technology; customer relationships; and non-competition agreements. The preliminary fair value of developed technology was determined utilizing the "relief from royalty" approach, which is a form of the income approach that attributes savings recognized from not having to pay a royalty for the use of an asset. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 15.0%, and a discount rate of 15.0% in determining the Delaget developed technology intangible preliminary fair value. The preliminary fair value of the customer relationship intangible asset was determined utilizing the "multi-period excess earnings method", which method is predicated upon the calculation of the net present value of after-tax net cash flows respectively attributable to each asset. The Company applied a 10.0% estimated annual attrition rate and discount rate of 15.0% in determining the Delaget customer relationships intangible preliminary fair value. The preliminary fair value of the Delaget non-competition agreements was determined utilizing the discounted earnings method. The estimated useful life of each of the foregoing identifiable intangible assets was preliminarily determined to be: seven years for developed technology; thirteen years for customer relationships; and five years for the non-competition agreements.

Goodwill

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. The goodwill value represents expected synergies from the product acquired and other benefits. It is not deductible for income tax purposes.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the Delaget Acquisition in accordance with ASC Topic 740, *Income Taxes*, resulting in recognition of $1.3 million in deferred tax liabilities for future reversal of taxable temporary differences primarily for intangible assets.

The net deferred tax liability relating to the Delaget Acquisition was determined by the Company to provide future taxable temporary differences that allow for the Company to utilize certain previously fully reserved deferred tax assets. Accordingly, the Company recognized a reduction to its valuation allowance resulting in a net tax benefit of $1.3 million for the year ended December 31, 2024.

TASK Group Acquisition

On July 18, 2024 (New York Time), July 19, 2024 (Sydney Time) (the "TASK Closing Date"), the Company completed its acquisition of TASK Group, pursuant to a court-approved scheme of arrangement. On the TASK Closing Date, the Company paid TASK Group's shareholders approximately $131.5 million in cash consideration, and issued 2,163,393 shares of common stock at a price of $52.70 per share of Company common stock, for a total purchase consideration of $245.5 million. The Company acquired TASK Group to expand its footprint in the international foodservice vertical with TASK Group's Australia-based global foodservice transaction platform that offers international unified commerce solutions and loyalty and engagement solutions.

The Company incurred acquisition and integration expenses related to the TASK Group Acquisition of approximately $3.6 million which are included in general and administrative in the consolidated statements of operations.

The TASK Group Acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed have been accounted for at their preliminarily determined respective fair values as of the TASK Closing Date. The fair value determinations were based on management's estimates and assumptions, with the assistance of independent valuation and tax consultants. Preliminary fair values are subject to measurement period adjustments within the permitted measurement period (up to one year from the TASK Closing Date) as management finalizes its procedures and net working capital adjustments (if any) are settled.

During the year ended December 31, 2024, preliminary fair values of assets and liabilities as of the TASK Closing Date were adjusted to reflect ongoing acquisition valuation analyses. These adjustments included changes to accrued expenses, deferred taxes, and goodwill to refine tax exposure estimates. The Company is in the process of finalizing valuation assumptions for deferred taxes as of the TASK Closing Date.

The following table presents management's current purchase price allocation and the initial purchase price allocation:

(in thousands)	Current purchase price allocation	Initial purchase price allocation
Cash	$ 4,179	$ 4,179
Short-term investments	562	562
Accounts receivable	7,105	7,105
Property and equipment	1,030	1,030
Lease right-of-use assets	3,418	3,418
Developed technology	32,100	32,100
Customer relationships	48,000	48,000
Trade names	1,800	1,800
Prepaid and other acquired assets	1,916	1,916
Goodwill	182,042	181,442
Total assets	282,152	281,552
Accounts payable	4,212	4,212
Accrued expenses	3,705	3,502
Lease right-of-use liabilities	3,397	3,397
Deferred revenue	4,710	4,710
Deferred taxes	20,660	20,263
Consideration paid	$ 245,468	$ 245,468

<u>Intangible Assets</u>

The Company identified three acquired intangible assets in the TASK Group Acquisition: developed technology; customer relationships; and trade names split across the TASK and Plexure product lines. The preliminary fair value of developed technology was determined utilizing the relief from royalty approach. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 20.0%, and a discount rate of

12.5% in determining the Plexure developed technology and a seven-year economic life, a fair and reasonable royalty rate of 12.0%, and a discount rate of 14.0% in determining the TASK developed technology intangible preliminary fair values. The preliminary fair values of the customer relationship intangible asset was determined utilizing the multi-period excess earnings method. The Company applied a 10.0% estimated annual attrition rate and a discount rate of 14.0% for the TASK customer relationships and applied a 95.0% probability of renewal factor and a discount rate of 12.5% for the Plexure customer relationships intangible preliminary fair values. The preliminary fair value of the trade names intangible was determined utilizing the relief from royalty approach. The Company applied a fair and reasonable royalty rate of 0.5% and a discount rate of 12.5% for the Plexure trade name and a fair and reasonable royalty rate of 1.0% and a discount rate of 14.0% in determining the TASK trade name intangible preliminary fair values. The estimated useful life of each of the foregoing identifiable intangible assets was preliminarily determined to be: seven years for developed technology; thirteen years for customer relationships; and eight years for the trade names.

<u>Goodwill</u>

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. The goodwill value represents expected synergies from the product acquired and other benefits. It is not deductible for income tax purposes.

<u>Deferred Taxes</u>

The Company determined the deferred tax position to be recorded at the time of the TASK Group Acquisition in accordance with ASC Topic 740, *Income Taxes*, resulting in recognition of $20.7 million in deferred tax liabilities for future reversal of taxable temporary differences primarily for intangible assets.

Stuzo Acquisition

On March 8, 2024, the Company acquired 100% of the outstanding equity interests of Stuzo Blocker, Inc., Stuzo Holdings, LLC and their subsidiaries (collectively, "Stuzo" and such acquisition, the "Stuzo Acquisition"), a digital engagement software provider to convenience and fuel retailers ("C-Stores"), for purchase consideration of approximately $170.5 million paid in cash (the "Stuzo Cash Consideration"), subject to certain adjustments (including customary adjustments for Stuzo cash, debt, debt-like items, and net working capital), and $19.2 million paid in shares of Company common stock. 441,598 shares of common stock were issued as purchase consideration, determined using a fair value share price of $43.41. The Company acquired Stuzo to expand its footprint in the C-Stores market vertical with Stuzo's industry-leading guest engagement platform (PAR Retail) serving major brands in the space.

$1.5 million of the Stuzo Cash Consideration was deposited into an escrow account administered by a third party to fund potential post-closing adjustments and obligations. During 2024 the escrow account was released in full.

The Company incurred acquisition and integration expenses related to the Stuzo Acquisition of approximately $2.9 million which are included in general and administrative in the consolidated statements of operations.

The Stuzo Acquisition was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*. Accordingly, assets acquired and liabilities assumed have been accounted for at their preliminarily determined respective fair values as of March 8, 2024, (the "Stuzo Acquisition Date"). The fair value determinations were based on management's estimates and assumptions, with the assistance of independent valuation and tax consultants.

During the year ended December 31, 2024, fair values of assets and liabilities as of the Stuzo Acquisition Date were finalized to reflect ongoing acquisition valuation analyses and net working capital adjustments. These adjustments included changes to accounts receivable, customer relationships, trademarks, non-competition agreements, deferred revenue, deferred taxes, accrued expenses, and goodwill to reflect updates in underlying fair value assumptions.

The following table presents management's final purchase price allocation and the initial purchase price allocation:

(in thousands)	Final purchase price allocation		Initial purchase price allocation	
Cash	$	4,244	$	4,244
Accounts receivable		1,262		2,208
Property and equipment		307		307
Developed technology		18,200		18,200
Customer relationships		39,400		39,000
Trademarks		5,400		6,600
Non-competition agreements		3,500		4,800
Prepaid and other acquired assets		774		774
Goodwill		134,112		132,140
Total assets		207,199		208,273
Accounts payable		317		317
Accrued expenses		4,053		4,459
Deferred revenue		7,680		5,443
Deferred taxes		5,444		8,349
Consideration paid	$	189,705	$	189,705

Intangible Assets

The Company identified four acquired intangible assets in the Stuzo Acquisition: developed technology; customer relationships; trademarks; and non-competition agreements. The fair value of developed technology was determined utilizing the relief from royalty approach. The Company applied a seven-year economic life, a fair and reasonable royalty rate of 15.0%, and a discount rate of 12.5% in determining the Stuzo developed technology intangible fair value. The fair value of the customer relationship intangible asset was determined utilizing the multi-period excess earnings method. The Company applied a 7.0% estimated annual attrition rate and discount rate of 12.5% in determining the Stuzo customer relationships intangible fair value. The fair value of the trademarks intangible was determined utilizing the relief from royalty approach. The Company applied a fair and reasonable royalty rate of 1.0% and discount rate of 12.5% in determining the trademarks intangible fair value. The fair value of the Stuzo non-competition agreements was determined utilizing the discounted earnings method. The estimated useful life of each of the foregoing identifiable intangible assets was determined to be: seven years for developed technology; fifteen years for customer relationships related to SaaS platform and related support; five years for customer relationships related to managed platform development services; indefinite for the trademarks; and five years for the non-competition agreements.

Goodwill

Goodwill represents the excess of consideration transferred for the fair value of net identifiable assets acquired and is tested for impairment at least annually. The goodwill value represents expected synergies from the product acquired and other benefits. It is not deductible for income tax purposes.

Deferred Taxes

The Company determined the deferred tax position to be recorded at the time of the Stuzo Acquisition in accordance with ASC Topic 740, *Income Taxes*, resulting in recognition of $5.4 million in deferred tax liabilities for future reversal of taxable temporary differences primarily for intangible assets.

The net deferred tax liability relating to the Stuzo Acquisition was determined by the Company to provide future taxable temporary differences that allow for the Company to utilize certain previously fully reserved deferred tax assets. Accordingly, the Company recognized a reduction to its valuation allowance resulting in a net tax benefit of $5.3 million for the year ended December 31, 2024.

Pro Forma Financial Information - unaudited

For the year ended December 31, 2024, the Stuzo Acquisition resulted in additional revenues of $34.9 million and income before income taxes of $5.8 million and the TASK Group Acquisition resulted in additional revenues of $22.3 million and loss before income taxes of $1.7 million. The Company did not have any revenue or income from the Delaget Acquisition for the year ended December 31, 2024.

The following table summarizes the Company's unaudited pro forma results of operations for the years ended December 31, 2024 and 2023 as if the Delaget Acquisition, TASK Group Acquisition, and Stuzo Acquisition had occurred on January 1, 2023:

	Year Ended December 31,	
(in thousands)	2024	2023
Total revenue	$ 399,333	$ 377,246
Net loss from continuing operations	(108,961)	(87,210)

The unaudited pro forma results presented above are for illustrative purposes only and do not reflect the realization of actual cost savings or any related integration costs. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained, or to be a projection of results that may be obtained in the future. These unaudited pro forma results include certain adjustments, primarily due to increases in amortization expense due to the fair value adjustments of intangible assets, acquisition related costs and the impact of income taxes on the pro forma adjustments. $7.5 million of acquisition costs have been reflected in the 2023 pro forma results.

Q4 2023 Acquisition

During the three months ended December 31, 2023, Par Payment Services, LLC acquired the rights to ongoing payment facilitator referral commissions from a privately held restaurant technology company. The transaction was accounted for as an asset acquisition in accordance with ASC Topic 805, *Business Combinations*, resulting in an increase to the customer relationships component of intangible assets of $2.2 million. The Company determined that the fair values of ongoing referral commissions acquired relating to the transaction did not materially affect the Company's financial condition. The fair value determinations were based on management's best estimates and assumptions. The Company considers the results of operations of the acquired rights to be immaterial and therefore has not presented combined pro forma financial information.

Note 3 — Revenue Recognition

Deferred Revenue

Deferred revenue is recorded when cash payments are received or due in advance of revenue recognition from software licenses, professional services, and maintenance agreements. The timing of revenue recognition may differ from when customers are invoiced.

Deferred revenue is as follows:

(in thousands)	December 31, 2024	December 31, 2023
Current	$ 23,166	$ 7,250
Non-current	1,529	4,204
Total	$ 24,695	$ 11,454

Most performance obligations greater than one year relate to service and support contracts, that the Company expects to fulfill within 36 months. The Company expects to fulfill 100% of service and support contracts within 60 months.

The changes in deferred revenue, inclusive of both current and long-term, are as follows:

(in thousands)	2024	2023
Beginning balance - January 1	$ 11,454	$ 13,584
Acquired deferred revenue (refer to "Note 2 - Acquisitions")	13,283	—
Recognition of deferred revenue	(113,016)	(23,770)
Deferral of revenue	114,755	21,640
Impact of foreign currency translation of deferred revenue	(1,781)	—
Ending balance - December 31	$ 24,695	$ 11,454

The above table excludes customer deposits of $1.8 million and $2.1 million as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, the Company recognized revenue included in contract liabilities at the beginning of each respective period of $7.1 million and $8.5 million.

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by major product line because the Company believes it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregated revenue is as follows:

(in thousands)	Year Ended December 31, 2024	
	Point in time	Over time
Subscription service	$ —	$ 207,422
Hardware	87,040	—
Professional service	21,322	34,198
Total	$ 108,362	$ 241,620

(in thousands)	Year Ended December 31, 2023	
	Point in time	Over time
Subscription service	$ —	$ 122,597
Hardware	103,391	—
Professional service	21,565	29,161
Total	$ 124,956	$ 151,758

(in thousands)	Year Ended December 31, 2022	
	Point in time	Over time
Subscription service	$ —	$ 97,499
Hardware	114,410	—
Professional service	20,937	29,501
Total	$ 135,347	$ 127,000

Note 4 — Discontinued Operations

On June 7, 2024 (the "PGSC Closing Date"), the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Booz Allen Hamilton Inc. ("Booz Allen Hamilton") for the divestiture of PAR Government Systems Corporation ("PGSC"), a wholly owned subsidiary of the Company. Pursuant to the Purchase Agreement, on the PGSC Closing Date, Booz Allen Hamilton acquired 100% of the issued and outstanding shares of common stock of PGSC for a cash purchase price of $95.0 million, before customary post-closing adjustments based on PGSC's indebtedness, working capital, cash, and transaction expenses at closing. At closing we entered into a transition services agreement with Booz Allen Hamilton pursuant to which the Company and Booz Allen Hamilton provide certain transitional services to each other as contemplated by and subject to the Purchase Agreement. The service period for the transitional services generally ends during the third quarter of 2025.

On July 1, 2024, the Company divested 100% of the issued and outstanding equity interests of Rome Research Corporation ("RRC"), a wholly-owned subsidiary of the Company, to NexTech Solutions Holdings, LLC ("NexTech") for a cash purchase price of $7.0 million, before customary post-closing adjustments based on RRC's indebtedness, working capital, cash, and transaction expenses at closing. At closing we entered into a transition services agreement with NexTech pursuant to which the Company and NexTech provide certain transitional services to each other as contemplated by and subject to the transition services agreement. The service period for the transitional services generally ends during the third quarter of 2025.

The divestiture of PGSC and RRC comprise the divestiture of 100% of the Company's Government segment. The Company recognized a pre-tax gain on sale of $81.2 million from the divestiture of PGSC and RRC in the year ended December 31, 2024.

Pursuant to the Purchase Agreement, within 120 days following the PGSC Closing Date Booz Allen Hamilton is required to deliver to the Company a closing statement setting forth its determination of net working capital and any resulting net working capital surplus or deficit. During the three months ended December 31, 2024, the working capital adjustments were finalized and the Company received $4.0 million, resulting in a $4.0 million increase in the pre-tax gain on sale.

Pursuant to the divestiture of RRC, $0.7 million of the cash purchase price was deposited into an escrow account administered by a third party to fund potential post-closing adjustments and obligations. As of December 31, 2024, the balance in the escrow account remained at $0.7 million. Within 90 days following the RRC Closing Date NexTech is required to deliver to the Company a closing statement setting forth its determination of net working capital and any resulting net working capital surplus or deficit. To the extent there is an adjustment to net working capital, as agreed to by the Company and NexTech pursuant to the sale, any such change will be recorded as an adjustment to the gain on sale of discontinued operations for the period such change occurs. The Company expects to finalize the gain on sale during the first quarter of 2025.

As of December 31, 2024, the Company estimated the federal taxable gain on sale for PGSC and RRC to be $78.9 million, however, we expect to offset the taxable gain through the utilization of several tax benefits including $50.5 million of our net operating loss carryforwards, $24.3 million of our Section 163(j) interest expense limitation carryforwards, and $1.0 million of our research and development tax credits.

The Company incurred expenses related to its disposition of PGSC and RRC of approximately $7.1 million which are included in net income from discontinued operations in the consolidated statements of operations.

The accounting requirements for reporting the disposition of PGSC and RRC as discontinued operations were met when the disposition of PGSC was completed and the divestiture of RRC was deemed probable. Accordingly, the historical results of PGSC and RRC have been presented as discontinued operations and, as such, have been excluded from continuing operations for all periods presented.

The following table presents the major classes of assets and liabilities of discontinued operations for PGSC and RRC as of December 31, 2023:

(in thousands)	December 31, 2023
Accounts receivable – net	$ 20,703
Other current assets	987
Total current assets	21,690
Goodwill	736
Other noncurrent assets	2,049
Total noncurrent assets	2,785
Total assets of discontinued operations	$ 24,475
Accounts payable	4,209
Accrued salaries and benefits	5,013
Accrued expenses	6,910
Other current liabilities	246
Total current liabilities	16,378
Noncurrent liabilities	1,710
Total liabilities of discontinued operations	$ 18,088

The following table presents the major categories of income from discontinued operations:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Contract revenue	$ 66,540	$ 139,109	$ 93,448
Contract cost of sales	(60,218)	(126,745)	(82,372)
Operating income from discontinued operations	6,322	12,364	11,076
General and administrative expense	(693)	(353)	(49)
Other expense, net	—	(4)	(156)
Gain on sale of discontinued operations	81,190	—	—
Income from discontinued operations before provision for income taxes	86,819	12,007	10,871
Provision for income taxes	(1,896)	(140)	(118)
Net income from discontinued operations	$ 84,923	$ 11,867	$ 10,753

In accordance with ASC Topic 205, *Presentation of Financial Statements*, the Company adjusted contract cost of sales to exclude corporate overhead allocated to discontinued operations for all periods presented.

The following table presents select non-cash operating and investing activities related to cash flows from discontinued operations:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Depreciation and amortization	$ 200	$ 467	$ 452
Capital expenditures	233	499	226
Stock-based compensation	1,004	136	165

Note 5 — Leases

A significant portion of the Company's operating lease portfolio includes office space, research and development facilities, IT equipment, and automobiles. The Company's leases have remaining lease terms of one to seven years. Substantially all lease expense is presented within general and administrative expense in the consolidated statements of operations and is as follows:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Total lease expense	$ 2,028	$ 1,698	$ 2,133

Supplemental cash flow information related to leases is as follows:

	December 31,	
(in thousands)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from leases	$ 1,868	$ 1,521
Non-cash amounts included in the measurement of lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 1,973	$ 775

Supplemental balance sheet information related to leases is as follows:

	December 31,	
	2024	2023
Weighted-average remaining lease term	4.7 years	3.3 years
Weighted-average discount rate	6.4 %	4.0 %

The following table summarizes future lease payments for operating leases at December 31, 2024:

(in thousands)	Operating leases
2025	$ 2,761
2026	1,776
2027	1,427
2028	1,475
2029	1,369
Thereafter	1,040
Total lease payments	9,848
Less: portion representing imputed interest	(1,539)
Total	$ 8,309

Note 6 — Accounts Receivable, Net

At December 31, 2024 and 2023, the Company had current expected credit loss of $3.4 million and $1.9 million, respectively, against accounts receivable. The following table presents changes in the current expected credit loss during the years ended December 31:

(in thousands)	2024	2023
Beginning balance - January 1	$ 1,949	$ 2,134
Acquired provisions	654	—
Provisions	2,596	579
Write-offs	(1,807)	(764)
Ending balance - December 31	$ 3,392	$ 1,949

Receivables recorded as of December 31, 2024 and 2023 all represent unconditional rights to payments from customers.

Note 7 — Inventories, Net

Inventories are used in the manufacture and service of our hardware products. The components of inventory, net consist of the following:

	December 31,	
(in thousands)	2024	2023
Finished goods	$ 13,696	$ 13,530
Work in process	208	216
Component parts	7,450	9,147
Service parts	507	667
Inventories, net	$ 21,861	$ 23,560

At December 31, 2024 and 2023, the Company had excess and obsolescence reserves of $8.8 million and $9.0 million, respectively, against inventories.

Note 8 — Property, Plant and Equipment, Net

The components of property, plant and equipment, net, are:

	December 31,	
(in thousands)	2024	2023
Land	$ 199	$ 199
Building and improvements	11,378	10,854
Software	17,594	17,175
Furniture and equipment	19,293	13,994
Construction in process	240	228
	48,704	42,450
Less accumulated depreciation	(34,597)	(26,926)
	$ 14,107	$ 15,524

The estimated useful lives of buildings and improvements are 15 to 40 years. The estimated useful lives of furniture and equipment range from three to eight years. The estimated useful life on software is three to seven years. Depreciation expense was $4.0 million, $2.8 million, and $3.2 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 9 — Identifiable Intangible Assets and Goodwill

The components of identifiable intangible assets are:

(in thousands)	December 31, 2024	December 31, 2023	Estimated Useful Life	Weighted-Average Amortization Period
Acquired developed technology	$ 181,600	$ 119,800	3 - 7 years	4.28 years
Internally developed software costs	42,353	34,735	3 years	2.63 years
Customer relationships	115,910	14,510	5 - 15 years	9.00 years
Trade names	3,210	1,410	2 - 8 years	7.58 years
Non-competition agreements	7,230	30	1 - 5 years	4.25 years
	350,303	170,485		
Impact of currency translation on intangible assets	(5,557)	1,399		
Less: accumulated amortization	(119,900)	(87,001)		
	$ 224,846	$ 84,883		
Internally developed software costs not meeting general release threshold	1,287	2,886		
Trademarks, trade names (non-amortizable)	11,200	6,200	Indefinite	
	$ 237,333	$ 93,969		

Internally developed software costs not meeting general release threshold will be ready for their intended use within the next 12 months. Software costs placed into service during the years ended December 31, 2024 and 2023 were $7.6 million and $4.6 million, respectively. Annual amortization charged to cost of sales is computed using the straight-line method over the remaining estimated economic life of the product, generally three years.

The expected future amortization of intangible assets, assuming straight-line amortization of capitalized software development costs and acquisition related intangibles, excluding software costs not meeting the general release threshold, is as follows:

(in thousands)	
2025	$ 42,738
2026	40,726
2027	36,239
2028	24,958
2029	18,061
Thereafter	62,124
Total	$ 224,846

Amortization expense for identifiable intangible assets was allocated as follows:

(in thousands)	2024	2023	2022
Amortization of acquired developed technology	$ 20,500	$ 16,281	$ 15,307
Amortization of internally developed software	4,982	6,167	6,349
Amortization of identifiable intangible assets recorded in cost of sales	$ 25,482	$ 22,448	$ 21,656
Amortization expense recorded in operating expense	8,452	1,858	1,863
Impact of currency translation on intangible assets	359	(909)	(304)

The following table presents the goodwill activities for the periods presented:

(in thousands)		
Beginning balance - December 31, 2022	$	486,026
Foreign currency translation		2,892
Balance - December 31, 2023		488,918
Stuzo Acquisition		134,112
TASK Group Acquisition		182,042
Delaget Acquisition		97,017
Foreign currency translation		(14,630)
Ending balance - December 31, 2024	$	887,459

Refer to "Note 2 - Acquisitions" for additional information on goodwill recognized in acquisitions

Note 10 — Debt

The following table summarizes information about the net carrying amounts of long-term debt as of December 31, 2024:

(in thousands)	2026 Notes	2027 Notes	Credit Facility	Total
Principal amount of notes outstanding	$ 20,000	$ 265,000	$ 90,000	$ 375,000
Unamortized debt issuance cost	(178)	(4,210)	(1,066)	(5,454)
Unamortized discount	—	—	(1,191)	(1,191)
Total notes payable	$ 19,822	$ 260,790	$ 87,743	$ 368,355

The following table summarizes information about the net carrying amounts of long-term debt as of December 31, 2023:

(in thousands)	2026 Notes	2027 Notes	Total
Principal amount of notes outstanding	$ 120,000	$ 265,000	$ 385,000
Unamortized debt issuance cost	(1,811)	(5,542)	(7,353)
Total notes payable	$ 118,189	$ 259,458	$ 377,647

Convertible Senior Notes

On February 10, 2020, the Company sold $120.0 million in aggregate principal amount of 2.875% Convertible Senior Notes due 2026. The 2026 Notes were issued pursuant to an indenture, dated February 10, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2026 Indenture"). The 2026 Notes pay interest at a rate equal to 2.875% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2020. Interest accrues on the 2026 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from February 10, 2020. Unless earlier converted, redeemed or repurchased, the 2026 Notes mature on April 15, 2026.

On September 17, 2021, the Company sold $265.0 million in aggregate principal amount of 1.500% Convertible Senior Notes due 2027. The 2027 Notes were issued pursuant to an indenture, dated September 17, 2021, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the "2027 Indenture" and, together with the 2026 Indenture, the "Indentures"). The 2027 Notes bear interest at a rate of 1.500% per year, which is payable semiannually in arrears on April 15 and October 15 of each year, beginning April 15, 2022. Interest accrues on the 2027 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from September 17, 2021. Unless earlier converted, redeemed or repurchased, the 2027 Notes mature on October 15, 2027.

Pursuant to a privately negotiated agreement dated November 20, 2024, the Company acquired $100.0 million aggregate principal amount of its outstanding 2026 Notes (the "Exchanged Notes") for 2,381,765 shares of the Company's common stock at a closing stock price of $76.06 on November 20, 2024, plus $1.5 million in cash for the payout of fractional shares and third-party fees paid in connection with the conversion (the "Notes Exchange"). Additionally, the Company wrote-off $0.9 million of unamortized debt issuance costs in connection with the Notes Exchange. Furthermore, $4.1 million of the loss represents the difference between the fair value of the original conversion terms and the fair value of the induced conversion terms at the time of settlement. As such, the Notes Exchange resulted in an inducement loss on settlement of convertible notes of $6.6 million, which is recorded as a loss on extinguishment of debt in the Company's consolidated statements of operations. Following the Notes Exchange, an aggregate of $20.0 million principal amount of the 2026 Notes remained outstanding.

The Senior Notes are senior, unsecured obligations of the Company. The Senior Notes are convertible, in whole or in part, at the option of the holder, upon the occurrence of specified events or certain fundamental changes set forth in the Indentures prior to the close of business on the business day immediately preceding October 15, 2025, and April 15, 2027, respectively; and, thereafter, at any time until the close of business on the second business day immediately preceding maturity. The 2026 Notes are convertible into Company common stock at an initial conversion rate of 23.2722 shares per $1,000 principal amount, and the 2027 Notes are convertible into Company common stock at an initial conversion rate of 12.9870 shares per $1,000 principal amount. Upon conversion, the Company may elect to settle by paying or delivering either solely cash, shares of Company common stock or a combination of cash and shares of Company common stock. The Indentures contain covenants that, among other things, restrict the Company's ability to merge, consolidate or sell, or otherwise dispose of, substantially all of its assets and customary Events of Default (as defined in the Indentures). The Company was in compliance with all covenants as of December 31, 2024. Refer to "Note 17 - Subsequent Events" for further information on the January 2025 offering of the 2030 Notes.

<u>Credit Facility</u>

In connection with, and to partially fund the TASK Group Acquisition, on July 5, 2024, the Company entered into the Credit Agreement, as the borrower, with certain of its U.S. subsidiaries, as guarantors, the lenders party thereto, Blue Owl Capital Corporation, as administrative agent and collateral agent, and Blue Owl Credit Advisors, LLC, as lead arranger and bookrunner, that provides for a term loan in an initial aggregate principal amount of $90.0 million.

The Credit Facility matures on the earlier of (i) July 5, 2029 and (ii) the date on which the Company's 2027 Notes become due and payable in accordance with their terms. The Term Loans bear interest at a rate equal to either of the following, as selected by the Company: (i) an alternate base rate plus an applicable margin of 4.50%, 4.00% or 3.50% based on a total net recurring revenue leverage ratio, or (ii) a secured overnight financing rate plus an applicable margin of 5.50%, 5.00% or 4.50% based on a total net recurring revenue leverage ratio. Voluntary prepayments of the Term Loans, as well as certain mandatory prepayments of the Term Loans, require payment of a prepayment premium of 4.0% during the first year of the Credit Facility, 3.0% during the second year of the Credit Facility, and 1.0% during the third year of the Credit Facility. Under the Credit Agreement, on a quarterly basis commencing with the fiscal quarter ended December 31, 2024, the Company is required to maintain liquidity of at least $20.0 million and a total net annual recurring revenue leverage ratio of no greater than 1.25 to 1.00. The Company was in compliance with all required covenants as of December 31, 2024. Refer to "Note 17 - Subsequent Events" for further information on the January 2025 extinguishment of the Credit Facility.

The following table summarizes interest expense recognized on the Senior Notes and Credit Facility:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Contractual interest expense	$ 11,470	$ 7,627	$ 8,036
Amortization of debt issuance costs	2,216	2,205	1,997
Amortization of discount	216	—	—
Total interest expense	$ 13,902	$ 9,832	$ 10,033

The cash paid for interest was $10.3 million for the year ended December 31, 2024.

The following table summarizes the future principal payments as of December 31, 2024:

(in thousands)	
2025	$ —
2026	20,000
2027	355,000
2028	—
2029	—
Thereafter	—
Total	$ 375,000

Note 11 — Common Stock

The Company issued 2,381,765 shares of its common stock as part of the Notes Exchange related to the conversion of the 2026 Notes. Refer to "Note 10 - Debt" for additional information about the Notes Exchange.

The Company issued 441,598 and 2,163,393 shares of its common stock related to the Stuzo Acquisition and TASK Group Acquisition, respectively. The Company committed to issue 1,488,669 shares of its common stock related to the Delaget Acquisition. Refer to "Note 2 - Acquisitions" for additional information about the Stuzo Acquisition, TASK Group Acquisition, and Delaget Acquisition.

In connection with, and to partially fund the Stuzo Cash Consideration, on March 7, 2024, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with funds and accounts advised by T. Rowe Price Investment Management, Inc., ADW Capital, Voss Capital, Greenhaven Road Capital, Jane Street, Progeny 3, Fund 1 Investments LLC, Newtyn Capital, Ghisallo Capital Management and Burkehill Global Management (collectively, the "Purchasers") to raise approximately $200 million through a private placement of PAR common stock. Pursuant to the Securities Purchase Agreement, PAR issued and sold 5,174,638 shares of its common stock at a 10% discount to the Purchasers for a gross purchase price of approximately $200 million ($38.65 per share). Net proceeds from the Securities Purchase Agreement were approximately $194.4 million, net of issuance costs of $5.5 million.

On January 2, 2024, the Company entered into a consulting agreement with PAR Act III, LLC ("PAR Act III") pursuant to which PAR Act III provides the Company with strategic consulting, merger and acquisition technology due diligence, and other professional and expert services that may be requested from time to time by the Company's Chief Executive Officer through April 8, 2026. In consideration for the services provided under the consulting agreement, the Company amended its common stock purchase warrant issued to PAR Act III on April 8, 2021 (the "Warrant") to extend the termination date of the Warrant to April 8, 2028, subject to the consulting agreement remaining in effect through April 8, 2026.

The issuance date fair value of the Warrant extension was determined to be $4.5 million based on using the Black-Scholes model with the following assumptions as of January 2, 2024:

	Original Warrant	Modified Warrant
Expected term	2.25 years	4.25 years
Risk free interest rate	4.33 %	3.93 %
Expected volatility	55.01 %	63.39 %
Expected dividend yield	None	None
Fair value (per warrant)	$ 7.36	$ 16.21

In connection with the Company's private placement of its common stock on March 7, 2024 to partially fund the Stuzo Acquisition, an additional 6,312 shares of common stock are available for purchase under the Warrant, increasing the total to 510,287 shares of common stock available for purchase at an exercise price of $74.96 per share.

The Warrant is accounted for as stock-based compensation to non-employees pursuant to ASC Topic 718, *Stock Compensation,* by way of ASC Topic 815, *Derivatives and Hedging*, due to the Warrant extension being in exchange for consulting services. The issuance date fair value of the Warrant extension of $4.5 million will be recognized as stock-based compensation expense ratably over the requisite service period for the Warrant extension ending April 8, 2026.

Note 12 — Stock-Based Compensation

The Company recorded stock-based compensation expense of $24.5 million, $14.3 million, and $13.3 million in the consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022, respectively.

As a result of forfeitures of non-vested stock awards prior to the completion of the requisite service period or failure to meet requisite performance targets, the Company recorded a reduction of stock-based compensation expense for the years ended December 31, 2024, 2023, and 2022 of $0.2 million, $0.6 million, and $1.0 million respectively.

The Company has 6.4 million shares of common stock reserved for stock-based awards under its Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (the "2015 Plan"). The 2015 Plan provides for the grant of several different forms of stock-based awards including:

- **Stock options** granted under the 2015 Plan, enable the recipient to purchase shares of the Company's common stock which may be incentive stock options or non-qualified stock options. Generally, stock options are nontransferable other than upon death. Stock options generally vest over a one to four year period and expire ten years after the date of the grant. The Compensation Committee has authority to administer the 2015 Plan and determine the material terms of options and other awards under the 2015 Plan.

- **Restricted Stock Awards ("RSA") and Restricted Stock Units ("RSU")** can have service-based and/or performance-based vesting. Grants of RSAs and RSUs with service-based vesting are subject to vesting periods ranging from one to three years. Grants of RSAs and RSUs with performance-based vesting are subject to a vesting period of one to four years and performance targets as defined by the Compensation Committee. The Company assesses the likelihood of achievement throughout the performance period and recognizes compensation expense associated with its performance awards based on this assessment in accordance with ASC Topic 718, *Stock Compensation*. Other terms and conditions applicable to any RSA or RSU award will be determined by the Compensation Committee and set forth in the agreement relating to that award.

Stock Options

The below tables present information with respect to stock options:

(in thousands, except for exercise price)	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1, 2024	920	$ 13.04	
Options exercised	(188)	11.96	
Options canceled/forfeited	(18)	11.96	
Outstanding at December 31, 2024	714	$ 13.36	$ 42,320
Vested and expected to vest at December 31, 2024	714	$ 13.36	$ 42,320
Total shares exercisable at December 31, 2024	713	$ 13.36	$ 42,316

(in thousands, except for grant date fair value)	2024	2023	2022
Option expense recorded, in thousands, for the year ended December 31,	$ 507	$ 2,813	$ 5,640
Total intrinsic value of stock options exercised, in thousands, for the year ended December 31,	$ 6,745	$ 2,700	$ 3,663
Cash received for options exercised	$ 2,235	$ 1,069	$ 1,286

For the years ended December 31, 2024, 2023, and 2022 the expected option life was based on the Company's historical experience with similar type options. Expected volatility is based on historic volatility levels of the Company's common stock over the preceding period of time consistent with the expected life. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life. Stock options outstanding at December 31, 2024 are summarized as follows:

Range of exercise prices	Number outstanding (in thousands)	Weighted average remaining life
$0.73 - $35.23	714	4.92 years

Restricted Stock Units

Current year activity with respect to the Company's non-vested RSUs is as follows:

(in thousands, except weighted average fair value)	Shares	Weighted Average grant-date fair value
Balance at January 1, 2024	839	$ 35.83
Granted	864	52.94
Vested	(422)	33.98
Canceled/forfeited	(159)	37.21
Balance at December 31, 2024	1,122	$ 47.21

The below table presents information with respect to RSUs:

(in thousands)	2024	2023	2022
Service-based RSU	$ 12,723	$ 9,189	$ 6,615
Performance-based RSU	8,969	2,257	845
Total stock-based compensation expense related to RSUs	$ 21,692	$ 11,446	$ 7,460

The Company determined the achievement of performance based awards to be probable in 2024, 2023, and 2022.

At December 31, 2024, the aggregate unrecognized compensation cost of equity awards was $35.6 million, which is expected to be recognized as compensation expense in fiscal years 2025 to 2027.

<u>Employee Stock Purchase Plan</u>

In June 2021, the Company's shareholders approved the 2021 Employee Stock Purchase Plan ("ESPP"), through which eligible employees may purchase shares of the Company's common stock at a discount through accumulated payroll deductions. The ESPP became effective on November 1, 2021. Participation in the ESPP by eligible employees of the Company and participating subsidiaries began on December 1, 2023. A total of 330,000 shares of Company common stock are reserved for purchase under the ESPP, subject to adjustment as provided for in the ESPP. As of December 31, 2024, 28,323 shares of common stock were purchased.

Note 13 — Income Taxes

The provision for (benefit from) income taxes consists of:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Current income tax:			
State	$ 1,357	$ 502	$ 666
Foreign	2,361	1,149	840
	3,718	1,651	1,506
Deferred income tax:			
Federal	(5,576)	59	(221)
State	(707)	138	(151)
Foreign	(2,203)	—	—
	(8,486)	197	(372)
Provision for (benefit from) income taxes	$ (4,768)	$ 1,848	$ 1,134

The components of net loss before income taxes consisted of the following:

(in thousands)	2024	2023	2022
United States	$ (77,811)	$ (65,972)	$ (73,939)
International	(16,867)	(13,799)	(4,999)
Total net loss before income taxes	$ (94,678)	$ (79,771)	$ (78,938)

Deferred tax (liabilities) assets are comprised of the following at:

(in thousands)	December 31, 2024	December 31, 2023
Deferred tax liabilities:		
Operating lease assets	$ (1,588)	$ (989)
Software development costs	(2,788)	(1,394)
Intangible assets	(29,776)	(17,172)
481(a) adjustment	(950)	(1,466)
Depreciation on property, plant and equipment	(1,901)	(1,269)
Partnership basis difference	(4,993)	—
Gross deferred tax liabilities	(41,996)	(22,290)
Deferred tax assets:		
Allowances for bad debts and inventory	2,896	2,539
Capitalized inventory costs	17	223
Employee benefit accruals	5,096	7,773
Interest expense limitation under section 163 (j)	2,594	6,501
Operating lease liabilities	1,730	1,015
Federal net operating loss carryforward	29,339	38,357
State net operating loss carryforward	11,020	8,403
Foreign net operating loss carryforward	11,117	4,406
Federal and state tax credit carryforwards	16,435	14,804
R&D capitalization	28,484	22,108
Other	900	3,274
Gross deferred tax assets	109,628	109,403
Less valuation allowance	(85,100)	(87,943)
Non-current net deferred tax liabilities	$ (17,468)	$ (830)

The non-current net deferred tax liabilities are included within other long-term liabilities on the Company's consolidated balance sheets. The Company has a federal operating loss carryforward of $139.6 million with an unlimited carryforward period. The Company also has state tax credits of $1.4 million and net operating loss carryforwards that vary by jurisdiction, ranging from zero to $71.9 million, and expire in various tax years through 2044. The Company has foreign net operating loss carryforwards of $52.2 million expiring through 2031 and $17.2 million with an indefinite carryforward period. The Company has a federal interest limitation carryforward of $5.6 million with an indefinite carryforward period.

In evaluating our ability to recover our deferred tax assets, management considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and results of recent operations. A valuation allowance is required to the extent it is more likely than not that the future benefit associated with certain Federal, state, and foreign deferred tax assets including tax loss carryforwards will not be realized.

As of December 31, 2024, management believes that it is more likely than not that the benefit from its deferred tax assets will not be realized except for the estimated amount of future tax associated with indefinite lived intangible assets in certain jurisdictions. In calculating the valuation allowance, the Company was only permitted to use its existing deferred tax liabilities related to its indefinite-lived intangible assets (i.e. "naked credit deferred tax liabilities") as a source of taxable income to support the realization of its existing indefinite-lived deferred tax assets.

As a result of this analysis, management determined that the Company's United States, Switzerland, and Australia jurisdictions should maintain a full valuation allowance.

No provision is made for certain taxes applicable to the undistributed earnings of the Company's foreign subsidiaries as it is the intention of management to fully utilize those earnings in the operations of foreign subsidiaries.

The Tax Cuts and Jobs Act created a new requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. The company elected to treat the tax effect of GILTI as a current-period expense when incurred.

In the current year, the income tax provision includes a decrease in deferred tax assets and corresponding decrease in U.S. valuation allowance of $10.1 million primarily related to the impact of non-deductible stock-based compensation and deferred tax liabilities recorded as a result of the Stuzo Acquisition and Delaget Acquisition. The foreign valuation allowance increased $7.2 million due to increased PAR Ordering NOL's and Australia NOL's acquired in the Task Group Acquisition which did not have any impact on tax expense.

In 2023, the income tax provision includes an increase in deferred tax assets and corresponding increase in valuation allowance of $10.8 million related to the capitalization of R&D expenses for tax purposes and an increase in deferred tax assets and corresponding increase in valuation allowance of $3.3 million from foreign net operating loss carryforwards related to the MENU Acquisition.

In 2022, the income tax provision included a reduction in deferred tax liabilities and corresponding increase in valuation allowance of $20.0 million related to subordinated debt as a result of the adoption of ASU No. 2020-06, an increase in deferred tax assets and corresponding increase in valuation allowance of $11.3 million related to the capitalization of R&D expenses for tax purposes, and an increase in deferred tax assets and corresponding increase in valuation allowance of $2.0 million from foreign net operating loss carryforwards related to the MENU Acquisition.

The Company records the benefits relating to uncertain tax positions only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. At December 31, 2024, the Company had no reserve for uncertain tax positions and the Company believes the Company has adequately provided for its tax-related liabilities. The Company is no longer subject to federal income tax audits for years before 2020.

The following table reconciles the Company's effective tax rate from the U.S. federal statutory tax rate of 21%:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	(0.5)	(0.7)	(0.5)
Contingent consideration revaluation	0.1	2.4	1.2
Nondeductible expenses	(1.4)	(0.2)	(0.5)
Tax credits (including R&D)	2.8	1.5	1.3
Foreign income tax rate differential	(3.9)	(4.9)	(2.2)
Stock based compensation	(1.6)	(1.2)	(1.2)
Valuation allowance	(11.0)	(20.1)	(20.5)
Other	(0.5)	(0.1)	(0.1)
	5.0 %	(2.3)%	(1.5)%

The effective income tax rate was 5.0%, (2.3)% and (1.5)% during the years ended December 31, 2024, December 31, 2023, and December 31, 2022 respectively. The decrease in 2024 compared to the statutory tax rate of 21.0% was primarily due to the decrease in valuation allowance, executive compensation limitations, and the foreign income tax rate differential. The decrease in 2023 and 2022 compared to the statutory tax rate of 21.0% was primarily due to the increase in valuation allowance and the foreign income tax rate differential.

Note 14 — Commitments and Contingencies

From time to time, the Company is party to legal proceedings arising in the ordinary course of business. Based on information currently available, and based on its evaluation of such information, the Company believes the legal proceedings in which it is currently involved are not material or are not likely to result in a material adverse effect on the Company's business, financial condition or results of operations, or cannot currently be estimated.

Note 15 — Segment and Related Information

The Company operates in one segment. Our Chief Executive Officer, who serves as the Company's chief operating decision maker ("CODM"), uses aggregate financial information on a consolidated basis to allocate resources and assess performance. The CODM primarily uses net loss and operating loss to allocate resources and evaluate the Company's overall performance. The CODM uses these measures to compare results to prior periods and during our budgeting and forecasting process to assess profitability and enable decision making. Currently, our CODM does not regularly review or receive discrete asset information.

The following tables present revenues and significant segment expenses:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Total revenues, net	$ 349,982	$ 276,714	$ 262,347
Less (add):			
Subscription service cost of sales[1]	96,519	63,735	47,424
Hardware cost of sales	65,923	80,319	92,224
Professional service cost of sales	41,416	43,214	40,982
Sales and marketing	41,708	38,513	34,900
General and administrative[2]	108,898	72,139	69,770
Research and development	67,258	58,356	48,643
Amortization of identifiable intangible assets	8,452	1,858	1,863
Other segment items[3]	(1,095)	(9,700)	(4,400)
Operating loss	$ (79,097)	$ (71,720)	$ (69,059)
Other segment items[4]	74,110	1,968	(260)
Net loss	$ (4,987)	$ (69,752)	$ (69,319)

(1) The following table presents significant segment expenses within subscription service cost of sales:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Depreciation and amortization	$ 25,349	$ 22,279	$ 21,426

(2) The following table presents significant segment expenses within general and administrative expense:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Stock-based compensation	$ 19,644	$ 9,192	$ 8,697
Transaction costs	8,454	2,273	1,300

(3) Other segment items for the Company include adjustment to contingent consideration liability and gain on insurance proceeds. See the consolidated statements of operations for additional information on these amounts.

(4) Other segment items for the Company include other income (expense), net, loss on extinguishment of debt, interest expense, net, benefit from (provision for) income taxes, and net income from discontinued operations. See the consolidated statements of operations for additional information on these amounts.

The following table represents revenues by country based on the location of the revenue:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
United States	$ 306,135	$ 253,115	$ 242,753
International	43,847	23,599	19,594
Total	$ 349,982	$ 276,714	$ 262,347

The following table represents assets by country based on the location of the assets:

	December 31,	
(in thousands)	2024	2023
United States	$ 599,945	$ 767,894
International	780,782	34,712
Total	$ 1,380,727	$ 802,606

Customers comprising 10% or more of the Company's total revenues are summarized as follows:

	Year Ended December 31,		
	2024	2023	2022
McDonald's Corporation	15 %	12 %	17 %
Yum! Brands, Inc.	9 %	13 %	14 %
Dairy Queen	8 %	11 %	9 %
All Others	68 %	64 %	60 %
	100 %	100 %	100 %

No other customer within "All Others" represented more than 10% of the Company's total revenue for the years ended 2024, 2023, and 2022.

Note 16 — Fair Value of Financial Instruments

The Company's financial instruments have been recorded at fair value using available market information and valuation techniques. The fair value hierarchy is based upon three levels of input, which are:

Level 1 − quoted prices in active markets for identical assets or liabilities (observable)

Level 2 − inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable market data for essentially the full term of the asset or liability (observable)

Level 3 − unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The Company's financial instruments primarily consist of cash and cash equivalents, cash held on behalf of customers, short-term investments, debt instruments and deferred compensation assets and liabilities. The carrying amounts of cash and cash equivalents, cash held on behalf of customers, and short-term investments as of December 31, 2024 and December 31, 2023 were considered representative of their fair values because of their short term nature. The debt instruments are recorded at principal amount net unamortized debt issuance cost and discount (refer to "Note 10 - Debt" for additional information). The estimated fair value of the 2026 Notes, 2027

Notes, and the Credit Facility at December 31, 2024 was $34.5 million, $305.7 million, and $87.7 million respectively. As the Credit Facility has a variable interest rate and has no equity component, the book value of the Credit Facility is equal to the fair value. As of December 31, 2023 the fair value of the 2026 Notes and 2027 Notes was $145.6 million and $236.1 million, respectively. The valuation techniques used to determine the fair values of the Company's long-term debt are classified within Level 2 of the fair value hierarchy as they are derived from broker quotations.

Deferred compensation assets and liabilities primarily relate to the Company's deferred compensation plan, which allows for pre-tax salary deferrals for certain key employees. Changes in the fair value of the deferred compensation liabilities are derived using quoted prices in active markets of the asset selections made by plan participants. Deferred compensation liabilities are classified in Level 2, the fair value classification as defined under FASB ASC Topic 820, *Fair Value Measurements*, because their inputs are derived principally from observable market data by correlation to the hypothetical investments. The Company holds insurance investments to partially offset the Company's liabilities under its deferred compensation plan, which are recorded at fair value each period using the cash surrender value of the insurance investments.

The cash surrender value of the life insurance policy was zero and $3.3 million at December 31, 2024 and December 31, 2023, respectively, and is included in other assets on the consolidated balance sheets. Amounts owed to employees participating in the deferred compensation plan at December 31, 2024 was $0.1 million compared to $0.4 million at December 31, 2023 and is included in other long-term liabilities on the consolidated balance sheets.

The Company uses Monte Carlo simulation modeling of a discounted cash flow model to determine the fair value of the earn-out liability associated with the MENU Acquisition. Significant inputs used in the simulation are not observable in the market and thus the liability represents a Level 3 fair value measurement as defined in ASC 820. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the liability on the acquisition date will be reflected as cash used in financing activities in the Company's consolidated statements of cash flows. Any amount paid in excess of the liability on the acquisition date will be reflected as cash used in operating activities. During 2024, the earn-out period expired with no payment made. As such, the Company recorded a $0.6 million adjustment to decrease the fair value of the contingent consideration liability related to the MENU Acquisition to zero as of December 31, 2024.

The following table presents the changes in the estimated fair values of the Company's liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for fiscal year 2024:

(in thousands)	
December 31, 2021	$ —
New contingent consideration	14,200
Change in fair value of contingent consideration	(4,400)
Balance at December 31, 2022	9,800
Change in fair value of contingent consideration	(9,200)
Balance at December 31, 2023	600
Change in fair value of contingent consideration	(600)
Balance at December 31, 2024	$ —

The change in fair value of contingent consideration was recorded within "Adjustment to contingent consideration liability" in the consolidated statements of operations.

The following table provides quantitative information associated with the fair value measurement of the Company's liabilities for contingent consideration:

	December 31, 2023				
Contingency Type	**Maximum Payout** [1] **(undiscounted) (in thousands)**	**Fair Value**	**Valuation Technique**	**Unobservable Inputs**	**Weighted Average or Range**
Revenue based payments	$ 5,600	$ 600	Monte Carlo	Revenue volatility	25.0 %
				Discount rate	11.5 %
				Projected year of payments	2024

[1] Maximum payout as determined by Monte Carlo valuation simulation; the disclosed contingency is not subject to a contractual maximum payout.

Note 17 — Subsequent Events

On January 6, 2025, pursuant to the Delaget Merger Agreement, the Company issued 1,488,669 shares of common stock as consideration for the Delaget Acquisition. The total value of the shares issued was $109.7 million as of January 6, 2025.

On January 24, 2025, the Company completed a private offering of $115.0 million aggregate principal amount of 1.00% Convertible Senior Notes due 2030, which amount includes $15.0 million aggregate principal amount of 2030 Notes issued pursuant to the initial purchaser's exercise of its option to purchase additional 2030 Notes. The 2030 Notes were issued pursuant to an indenture, dated January 24, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee. The 2030 Notes pay interest at a rate equal to 1.00% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning July 15, 2025. Interest accrues on the 2030 Notes from the last date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from January 24, 2025. Unless earlier converted, redeemed or repurchased, the 2030 Notes mature on January 15, 2030. The 2030 Notes are convertible into Company common stock at an initial conversion rate of 10.3089 shares per $1,000 principal amount. The Company incurred debt issuance costs of $3.6 million related to the offering of the 2030 Notes.

On January 30, 2025, the Company utilized proceeds from its previously issued 2030 Notes to fully repay the remaining $90.0 million aggregate principal amount outstanding under its existing Credit Facility. As a result of this early repayment, the Company recognized a $5.8 million loss on debt extinguishment which primarily consists of the write-off of unamortized debt issuance costs and discount, prepayment penalties, and other related expenses.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control over Financial Reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The Stuzo Acquisition, TASK Group Acquisition, and Delaget Acquisition closed during the year ended December 31, 2024. Accordingly, due to the timing of the acquisitions, as permitted by SEC guidance, management's assessment of the Company's internal control over financial reporting as of December 31, 2024 excludes Stuzo (now PAR Retail), TASK Group, and Delaget.

PAR Retail, TASK Group, and Delaget's financial statements constituted 4.5% of total assets (exclusive of acquired intangible assets and goodwill) and 16.4% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Our management is currently in the process of evaluating PAR Retail's, TASK Group's, and Delaget's controls and procedures and integrating PAR Retail, TASK Group, and Delaget into our system of internal control over financial reporting. As a result, management was unable, without incurring unreasonable effort or expense, to conduct an assessment of internal control over financial reporting for the acquired businesses.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in its report below.

Changes in Internal Control over Financial Reporting.

In its evaluation of changes in our internal control over financial reporting, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, did not identify changes that occurred in our internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PAR Technology Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PAR Technology Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 3, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Stuzo Blocker, Inc., Stuzo Holdings, LLC and their subsidiaries (collectively, "Stuzo"), TASK Group Holdings Limited, and Delaget LLC, which were acquired on March 8, 2024, July 18, 2024 & December 31, 2024 respectively and whose financial statements constitute, in aggregate, 4.5% of total assets and 16.4% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting for these entities.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Rochester, New York
March 3, 2025

Item 9B. OTHER INFORMATION

On December 7, 2023, Bryan Menar, our Chief Financial Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. The plan provided for the sale of up to 10,915 shares that vested during the duration of the plan pursuant to certain equity awards granted to Mr. Menar. Mr. Menar's plan expired on November 29, 2024.

None of the Company's other directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as defined in Item 408 of Regulation S-K, during the three months ended December 31, 2024.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Proposal 1: Election of Directors," "Executive Officers" "Corporate Governance - Code of Conduct," "Corporate Governance - Insider Trading Policy," "Corporate Governance - Committees - Audit Committee" and "Delinquent Section 16(a) Reports."

Item 11. EXECUTIVE COMPENSATION

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Director Compensation" and "Executive Compensation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the headings, "Transactions with Related Persons" and "Corporate Governance – Director Independence."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and is incorporated herein by reference as it appears under the heading, "Principal Accounting Fees and Services."

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

PAR's consolidated financial statements and notes thereto are included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report.

(a) 2. Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Annual Report.

(a) 3. Exhibits

<table>
<tr><th></th><th></th><th colspan="3">**Incorporated by reference into this Annual Report on Form 10-K**</th></tr>
<tr><th>**Exhibit Number**</th><th>**Exhibit Description**</th><th>**Form (File No.)**</th><th>**Exhibit**</th><th>**Date Filed/Furnished**</th></tr>
<tr><td>2.1</td><td>Purchase Agreement, dated March 8, 2024, PAR Technology Corporation, ParTech, Inc., the persons identified as Company Sellers on the signature pages thereto, Longshore Capital Fund I, L.P., a Delaware limited partnership, and Longshore Capital Management, LLC, a Delaware limited liability company, in its capacity as the Seller Representative.</td><td>Form 8-K (File No. 001-09720)</td><td>2.1</td><td>3/11/2024</td></tr>
<tr><td>2.2</td><td>Scheme Implementation Agreement, dated March 9, 2024, by and between PAR Technology Corporation and TASK Group Holdings Limited.</td><td>Form 8-K (File No. 001-09720)</td><td>2.2</td><td>3/11/2024</td></tr>
<tr><td>2.3</td><td>Stock Purchase Agreement, dated June 7, 2024, by and among Booz Allen Hamilton Inc., PAR Government Systems Corporation, and PAR Technology Corporation</td><td>Form 8-K (File No. 001-09720)</td><td>2.1</td><td>6/10/2024</td></tr>
<tr><td>3.1</td><td>Restated Certificate of Incorporation, as currently in effect</td><td>Form 8-K (File No.001-09720)</td><td>3.2</td><td>6/6/2024</td></tr>
<tr><td>3.2</td><td>Amended and Restated Bylaws, as currently in effect</td><td>Form 8-K (File No.001-09720)</td><td>3.1</td><td>2/14/2024</td></tr>
<tr><td>4.1</td><td>Specimen Certificate for shares of common stock</td><td>Form S-2 (File No. 333-04077)</td><td>4</td><td>5/20/1996</td></tr>
<tr><td>4.2</td><td>Indenture, dated as of February 10, 2020, between PAR Technology Corporation, as Issuer, and the Bank of New York Mellon Trust Company, N.A., as Trustee</td><td>Form 8-K (File No. 001-09720)</td><td>4.1</td><td>2/10/2020</td></tr>
<tr><td>4.3</td><td>Base Indenture, dated as of September 17, 2021, between PAR Technology Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee</td><td>Form 8-K (File No. 001-09720)</td><td>4.1</td><td>9/17/2021</td></tr>
<tr><td>4.4</td><td>First Supplemental Indenture, dated as of September 17, 2021, between PAR Technology Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee</td><td>Form 8-K (File No. 001-09720)</td><td>4.2</td><td>9/17/2021</td></tr>
<tr><td>4.5</td><td>Indenture, dated as of January 24, 2025, between PAR Technology Corporation, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee</td><td>Form 8-K (File No. 001-09720)</td><td>4.1</td><td>1/24/2025</td></tr>
<tr><td>4.6</td><td>Description of Securities</td><td></td><td></td><td>Filed herewith</td></tr>
<tr><td>10.1 ††</td><td>PAR Technology Corporation 2015 Equity Incentive Plan</td><td>Form S-8 (File No. 333-208063)</td><td>4.2</td><td>11/16/2015</td></tr>
<tr><td>10.2 ††</td><td>PAR Technology Corporation 2015 Equity Incentive Plan Notice of Award (Form)</td><td>Form S-8 (File No. 333-208063)</td><td>4.3</td><td>11/16/2015</td></tr>
<tr><td>10.3 ††</td><td>PAR Technology Corporation 2015 Equity Incentive Plan Outside Director Notice of Restricted Stock Award</td><td>Form S-8 (File No. 333-208063)</td><td>4.4</td><td>11/16/2015</td></tr>
</table>

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K Form (File No.)	Exhibit	Date Filed/Furnished
10.4 ††	PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Option Award and Option Award Agreement (Form Effective November 2017)	Form 10-K (File No. 001-09720)	10.16	3/16/2018
10.5 ††	PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Restricted Stock Award and Restricted Stock Award Agreement (Form Effective November 2017, employees and directors)	Form 10-K (File No. 001-09720)	10.17	3/16/2018
10.6 ††	Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan	Form S-8 (File No. 333-232589)	99.1	7/9/2019
10.7 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Option Award and Option Award Agreement	Form 10-Q (File No. 001-09720)	10.2	8/7/2019
10.8 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notice - Restricted Stock Award and Restricted Stock Award Agreement	Form 10-Q (File No. 001-09720)	10.3	8/7/2019
10.9 ††	Grant Notice - Restricted Stock Award and Restricted Stock Award Agreement, Grant Date May 13, 2019, Savneet Singh	Form 10-Q (File No. 001-09720)	10.4	8/7/2019
10.10 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement	Form 10-K (File No. 001-09720)	10.15	3/16/2020
10.11 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement	Form 10-K (File No. 001-09720)	10.11	2/27/2024
10.12 ††	Amended and Restated PAR Technology Corporation, 2015 Equity Incentive Plan, as amended June 3, 2024	Form 10-Q (File No. 001-09720)	10.1	8/8/2024
10.13 ††	Form of Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan - Grant Notices - Restricted Stock Unit Award and Restricted Stock Unit Award Agreement			Filed herewith
10.14 ††	Employment Offer Letter, dated November 14, 2016, between Bryan Menar and PAR Technology Corporation	Form 10-K (File No. 001-09720)	10.22	4/17/2017
10.15 ††	Employment Letter: Service as Chief Executive Officer, dated February 27, 2020, between PAR Technology Corporation and Savneet Singh	Form 10-K (File No. 001-09720)	10.20	3/16/2020
10.16 ††	Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan, as amended, June 4, 2020	Form S-8 (File No. 333-239230)	99.1	6/17/2020
10.17 ††	Amendment to Employment Letter between PAR Technology Corporation and Savneet Singh, dated February 16, 2021	Form 10-K (File No. 001-09720)	10.24	3/16/2021

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K Form (File No.)	Exhibit	Date Filed/Furnished
10.18	Securities Purchase Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.2	4/8/2021
10.19	Securities Purchase Agreement, dated April 8, 2021, among PAR Technology Corporation and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser	Form 8-K (File No. 001-09720)	10.3	4/8/2021
10.20	Registration Rights Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.4	4/8/2021
10.21	Registration Rights Agreement, dated April 8, 2021, among PAR Technology Corporation and certain funds and accounts advised by T. Rowe Price Associates, Inc., acting as investment adviser	Form 8-K (File No. 001-09720)	10.5	4/8/2021
10.22	Investor Rights Agreement, dated April 8, 2021, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.6	4/8/2021
10.23	Common Stock Purchase Warrant, dated April 8, 2021, in favor of PAR Act III, LLC	Form 8-K (File No. 001-09720)	10.7	4/8/2021
10.24 ††	Offer of Employment letter, dated October 4, 2021, to Raju Malhotra	Form 10-K (File No. 001-09720)	10.32	3/1/2022
10.25 ††	Offer of Employment letter, dated October 28, 2021, to Michael D. Nelson	Form 10-K (File No. 001-09720)	10.33	3/1/2022
10.26 ††	Amendment to Employment Letter between PAR Technology Corporation and Savneet Singh, dated March 16, 2022	Form 10-Q (File No. 001-09720)	10.1	5/10/2022
10.27 ††	Amendment to Employment Letter between PAR Technology Corporation and Savneet Singh, dated May 9, 2023	Form 10-Q (File No. 001-09720)	10.1	5/10/2023
10.28	Consulting Agreement, effective as of January 2, 2024, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	99.1	1/4/2024
10.29	Amendment No. 1 to Common Stock Purchase Warrant and Registration Rights Agreement, dated January 2, 2024, between PAR Technology Corporation and PAR Act III, LLC	Form 8-K (File No. 001-09720)	99.2	1/4/2024
10.30 ††	Separation Letter, dated February 9, 2024, to Raju Malhotra	Form 10-Q (File No. 001-09720)	10.1	5/9/2024
10.31	Securities Purchase Agreement, dated March 7, 2024, between PAR Technology Corporation and the purchasers identified therein.	Form 8-K (File No. 001-09720)	10.1	3/11/2024

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K		
		Form (File No.)	Exhibit	Date Filed/Furnished
10.32	Registration Rights Agreement, dated March 8, 2024, between PAR Technology Corporation and the purchasers identified therein.	Form 8-K (File No. 001-09720)	10.2	3/11/2024
10.33 ††	Amendment to the Amended and Restated Employment Letter between PAR Technology Corporation and Savneet Singh, dated March 25, 2024	Form 8-K (File No. 001-09720)	10.1	3/28/2024
10.34	Credit Agreement, dated July 5, 2024, by and among PAR Technology Corporation, its subsidiaries party thereto as guarantors, the entities party thereto as lenders, Blue Owl Capital Corporation, as administrative agent and collateral agent, and Blue Owl Credit Advisors, LLC, as lead arranger and bookrunner.	Form 8-K (File No. 001-09720)	10.1	7/11/2024
10.35	First Amendment to Credit Agreement, dated July 10, 2024, by and among PAR Technology Corporation, its subsidiaries party thereto as guarantors, the entities party thereto as lenders, Blue Owl Capital Corporation, as administrative agent and collateral agent, and Blue Owl Credit Advisors, LLC, as lead arranger and bookrunner.	Form 8-K (File No. 001-09720)	10.2	7/11/2024
19	Insider Trading Policy			Filed herewith
21	Subsidiaries of PAR Technology Corporation			Filed herewith
23	Consent of Deloitte & Touche LLP			Filed herewith
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended			Filed herewith
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended			Filed herewith
32.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350			Furnished herewith
32.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350			Furnished herewith
97	PAR Technology Corporation Clawback and Forfeiture Policy	Form 10-K (File No. 001-09720)	97	2/27/2024

Exhibit Number	Exhibit Description	Incorporated by reference into this Annual Report on Form 10-K Form (File No.)	Exhibit	Date Filed/Furnished
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document			Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document			Filed herewith
101.INS	XBRL Instance Document			Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document			Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document			Filed herewith
101.SCH	XBRL Taxonomy Extension Schema Document			Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).			Filed herewith

†† Indicates management contract or compensatory plan or arrangement.

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

March 3, 2025

/s/ Savneet Singh
Savneet Singh
Chief Executive Officer & President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Savneet Singh Savneet Singh	Chief Executive Officer, President & Director (Principal Executive Officer)	March 3, 2025
/s/ Bryan A. Menar Bryan A. Menar	Chief Financial Officer (Principal Financial Officer)	March 3, 2025
/s/ Michael A. Steenberge Michael A. Steenberge	Chief Accounting Officer (Principal Accounting Officer)	March 3, 2025
/s/ Cynthia A. Russo Cynthia A. Russo	Director	March 3, 2025
/s/ Douglas G. Rauch Douglas G. Rauch	Director	March 3, 2025
/s/ James C. Stoffel James C. Stoffel	Director	March 3, 2025
/s/ Keith Pascal Keith Pascal	Director	March 3, 2025
/s/ Linda M. Crawford Linda M. Crawford	Director	March 3, 2025
/s/ Narinder Singh Narinder Singh	Director	March 3, 2025

PAR TECHNOLOGY CORPORATION
PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, NY 13413-4991

Notice of 2025 Annual Meeting of Shareholders

The 2025 annual meeting of shareholders (the “Annual Meeting”) of PAR Technology Corporation, a Delaware corporation (“PAR,” “Company,” “we,” “us,” or “our”), will be held as follows:



Date and Time	Access	Record Date
Monday, June 2, 2025 10:00 a.m. ET	(Virtual Meeting) Attend and vote via live audio webcast at www.virtualshareholdermeeting.com/PAR2025 Enter your 16-digit control number	Wednesday, April 9, 2025





Items of Business

	Company Proposals	Board Vote Recommendation	See Page
1.	Elect the seven directors named in this proxy statement to serve until the 2026 annual meeting of shareholders.	✓ FOR each nominee	6
2.	Approve amendments to the Company’s Amended and Restated Bylaws (“Bylaws”) to enhance advance notice procedures and to make certain other administrative, technical, and conforming changes.	✓ FOR	53
3.	Approve an amendment to the Company’s Restated Certificate of Incorporation (“Certificate”) to limit the liability of certain officers as permitted by Delaware law.	✓ FOR	56
4.	Approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers (“Say-on-Pay Vote”).	✓ FOR	58
5.	Approve, on a non-binding, advisory basis, the frequency of future Say-on-Pay Votes.	✓ 1 YEAR	59
6.	Ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for its fiscal year ending December 31, 2025.	✓ FOR	60

We may also transact other business that properly comes before the Annual Meeting. The items of business described above will be considered at the Annual Meeting, including at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Attendance

To attend and participate in the Annual Meeting, if you are a registered holder, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. If you are a beneficial owner and your shares are registered in the name of a broker, bank, or other nominee and your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote those shares through the http://www.proxyvote.com website, then you may attend and participate in the Annual Meeting using the 16-digit control number included on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, beneficial owners should contact their broker, bank, or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" to be able to attend and participate in the Annual Meeting. Shareholders will be able to vote their shares electronically and submit questions during the Annual Meeting.

Voting



Who Can Vote

Shareholders as of our record date, April 9, 2025, are eligible to vote



Voting in Advance of the Annual Meeting

Internet: www.proxyvote.com

Telephone: 1-800-690-6903

Mail: Complete, sign, date and return the proxy card



Voting During the Annual Meeting

www.virtualshareholdermeeting.com/ PAR2025

By Order of the Board of Directors,

Savneet Singh
Chief Executive Officer and President



New Hartford, New York
April 17, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on Monday, June 2, 2025 at 10:00 a.m., Eastern Time. This Notice of 2025 Annual Meeting of Shareholders, Proxy Statement, and 2024 Annual Report on Form 10-K are available at www.proxyvote.com.

Table of Contents

Forward-Looking Statements and Website References

This proxy statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Section 27A of the Securities Act of 1933, as amended, and the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. Statements contained in this proxy statement, other than statements of historical or current facts, including statements about our growth and financial performance, Board of Directors, corporate governance practices, executive compensation programs, use of equity compensation, and corporate responsibility and sustainability related policies and initiatives, are forward-looking statements, and reflect management's current assumptions and expectations and are inherently uncertain. Actual results could differ materially from those contemplated in these forward-looking statements for a variety of reasons. Factors, risks, and uncertainties that could cause our actual results to differ materially from those expressed in or implied by forward-looking statements contained in this proxy statement are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and our other filings with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement or into any of our other filings with the SEC.

2025 Annual Meeting of Shareholders Proxy Statement

The Board of Directors ("Board") of PAR Technology Corporation, a Delaware corporation ("PAR," "Company," "we," "us," or "our"), is soliciting your proxy for use at PAR's 2025 Annual Meeting of Shareholders ("Annual Meeting") to be held on Monday, June 2, 2025 at 10:00 a.m., Eastern Time, virtually by a live audio webcast at www.virtualshareholdermeeting.com/PAR2025.

This proxy statement, accompanying form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 ("2024 Annual Report") or Notice of Internet Availability of Proxy Materials ("Notice of Availability") are expected to first be sent or made available on April 17, 2025 to PAR shareholders entitled to notice of and to vote at the Annual Meeting. PAR's principal executive offices are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Information About the Proxy Materials and Voting

Who is entitled to notice and to vote at the Annual Meeting?

Only shareholders of record of PAR common stock at the close of business on April 9, 2025, the record date, are entitled to notice of, and to vote at, the Annual Meeting. On April 9, 2025, there were 40,497,502 shares of common stock outstanding. Each share of common stock is entitled to one vote.

Shareholder of Record; Shares Registered in Your Name.

If on April 9, 2025 your shares were registered directly in your name, then you are a shareholder of record and you may vote on the matters to be voted on at the Annual Meeting. If your proxy is properly executed in time to be voted at the Annual Meeting, the shares represented by your proxy will be voted in accordance with the instructions you provide.

Beneficial Owners; Shares Registered in the Name of a Broker, Bank, or Other Nominee.

If on April 9, 2025 your shares were not registered in your name, but rather in the name of a broker, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and a Notice of Availability is being forwarded to you by that organization, which is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote your shares. You are also invited to attend the Annual Meeting. Beneficial owners whose voting instruction form or Notice of Availability indicates that they may vote their shares through the http://www.proxyvote.com website may attend and participate in the Annual Meeting using the 16-digit control number included on the voting instruction form or Notice of Availability. Otherwise, beneficial owners should contact their broker, bank, or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" to be able to attend and participate in the Annual Meeting. If you have any questions about your control number or how to obtain one, please contact the broker, bank, or other nominee that holds your shares.

Participating in the Annual Meeting.

The Annual Meeting will be a completely virtual meeting. The meeting will be conducted by a live audio webcast. To participate in the Annual Meeting, visit www.virtualshareholdermeeting.com/PAR2025 and enter the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form, or otherwise provided to you by your broker, bank, or other nominee. You may begin to log into the Annual Meeting platform at 9:45 a.m., Eastern Time, and the Annual Meeting will begin promptly at 10:00 a.m., Eastern Time, on June 2, 2025.

If you wish to submit a question during the Annual Meeting, you may do so on the virtual meeting platform at www.virtualshareholdermeeting.com/PAR2025. We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

How do I vote my shares?

Shareholders of record on April 9, 2025 may vote their shares over the Internet, by telephone or mail; and, during the Annual Meeting.

In Advance of the Annual Meeting.

- **By Internet.** You may vote at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form. Votes submitted through the Internet must be received by 11:59 p.m., Eastern Time, on June 1, 2025. If you are a beneficial owner, the availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **By Telephone.** You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form. Votes submitted by telephone must be received by 11:59 p.m., Eastern Time, on June 1, 2025. If you are a beneficial owner, the availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **By Mail.** If you received printed proxy materials, you may submit your vote by completing, signing, and dating the proxy card received and returning it in the postage-paid envelope to Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717.

During the Annual Meeting.

You may vote during the Annual Meeting by going to www.virtualshareholdermeeting/PAR2025. You will need the 16-digit control number included on your Notice of Availability or on your proxy card or voting instruction form or otherwise provided to you by your broker, bank, or other nominee. If you previously voted via the Internet, telephone, or mail, you will not limit your right to vote online at the Annual Meeting.

Can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time prior to the vote at the Annual Meeting.

You may change your vote by: (1) properly granting a new proxy bearing a later date (which automatically revokes an earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413, prior to your shares being voted; or (3) attending the Annual Meeting and voting your shares electronically during the Annual Meeting. Attending the Annual Meeting will not cause your previously granted proxy to be revoked unless you vote again at the Annual Meeting. Your most current vote will be counted.

If you are a beneficial owner of shares registered in the name of a broker, bank, or other nominee, you will need to follow the voting instructions provided to you by your broker, bank, or other nominee as to how you may revoke your proxy and change your vote.

What constitutes a quorum?

A quorum must be present at the Annual Meeting for any business to be conducted. The presence at the Annual Meeting, via live audio webcast or by proxy, of holders of shares having a majority of the voting power of the Company's capital stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum. Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

What proposals will be voted on at the Annual Meeting?

How does the Board recommend that I vote and what is the voting requirement for each of the Proposals? What effect will abstentions and broker non-votes have?

	Proposal	Board's Recommendation	Voting Options	Votes Required	Effects of Abstentions	Effects of Broker Non-Votes
1	Election of Directors	**FOR** each director nominee named in this proxy statement	• For • Withhold	A plurality of votes cast (the seven (7) director nominees receiving the most "For" votes will be elected)	None	None
2	Amendments to the Company's Bylaws to enhance advance notice procedures and to make certain other administrative, technical, and conforming changes	**FOR**	• For • Against • Abstain	A vote "For" by 66 2/3% of shares entitled to vote generally for the election of directors	Same as "Against"	Same as "Against"
3	Amendment to the Company's Certificate to limit the liability of certain officers as permitted by Delaware law	**FOR**	• For • Against • Abstain	A vote "For" by a majority of outstanding shares of our common stock	Same as "Against"	Same as "Against"
4	Non-binding advisory vote to approve the compensation of the Company's named executive officers ("Say-on-Pay Vote")	**FOR**	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None

	Proposal	Board's Recommendation	Voting Options	Votes Required	Effects of Abstentions	Effects of Broker Non-Votes
5	**Non-binding advisory vote on the frequency of future Say-on-Pay Votes**	**1 YEAR**	• 1 Year • 2 Years • 3 Years • Abstain	A vote "For" by a majority of votes cast (in the event no option receives a majority of the votes cast, the option that receives the most votes will be considered the frequency that is preferred by shareholders)	None	None
6	**Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2025**	**FOR**	• For • Against • Abstain	A vote "For" by a majority of votes cast	None	None (brokers, banks, and other nominees have discretionary authority to vote on this proposal)

Abstentions and Broker Non-Votes.

An "abstention" occurs when a shareholder affirmatively declines to vote on a proposal. A broker non-vote occurs when shares held by a broker, bank, or other nominee in "street name" are not voted with respect to one or more proposals because the nominee did not receive voting instructions from the beneficial owner of the shares on non-routine proposals for which the nominee lacks discretionary voting power to vote the shares. Proposal 6 - Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2025 is the only proposal for consideration by shareholders at the Annual Meeting expected to be a "routine" proposal for which brokers, banks, and other nominees are expected to have discretionary authority to vote. Note that whether a proposal is considered routine or non-routine is subject to New York Stock Exchange (NYSE) rules and final determination by the NYSE. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Director Vote.

Under our Bylaws, directors are elected by a plurality of votes cast. This means that the seven director nominees receiving the highest number of affirmative votes will be elected as directors. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees, or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Broker non-votes will have no effect on the election of the nominees.

What if I return a proxy card but do not make specific choices?

All properly signed proxy cards returned in time to be counted at the Annual Meeting will be voted by the named proxies at the Annual Meeting. Where you have specified how your shares should be voted on a proposal, your shares will be voted in accordance with your instructions; if you properly sign your proxy card, but you do not indicate how your shares should be voted on a proposal, your shares will be voted as the Board recommends. The Board knows of no other business that will be presented for consideration at the Annual Meeting; however, if any other business is properly brought before the Annual Meeting, the individuals named on the proxy card will vote your shares in their discretion on such other business.

What is "householding" and how does it work?

If you are the beneficial owner of shares held in "street name", the broker, bank, or other nominee that holds your shares may deliver a single Notice of 2025 Annual Meeting of Shareholders, proxy statement and 2024 Annual Report, along with individual proxy cards or individual voting instruction forms to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge Financial Solutions by calling 1-866-540-7095, or by writing to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, Attn: Householding Department. If you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to Attn: Investor Relations, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413 or (315) 738-0600.

Who is paying for this proxy solicitation?

PAR will bear the cost of soliciting proxies. We will reimburse brokers, banks, and other nominees for reasonable expenses that they incur in sending proxy materials to beneficial owners of our common stock. PAR has engaged Morrow Sodali LLC to assist with the solicitation of proxies. We expect to pay Morrow Sodali LLC a fee of $10,000 plus a reasonable amount to cover expenses. Our directors, officers, and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail, or otherwise.

Proposal 1.
Election of Directors

PAR's Board of Directors is set at seven (7) directors. At the Annual Meeting shareholders will vote on the seven (7) director nominees named below to serve until the 2026 annual meeting of shareholders and until his or her successor is duly elected and qualified or, earlier, until his or her death, resignation, or removal. All director nominees have been nominated by the Board based on the recommendation of the Nominating and Corporate Governance Committee ("NCGC"). The Board has no reason to believe that any of the director nominees are unable or unwilling to serve, and each director nominee has consented to be named in this proxy statement and to serve if elected. Each director nominee is currently serving as a director of the Company and each director nominee was elected by our shareholders at the 2024 annual meeting of shareholders.

As reflected in the biographies of the director nominees below, our directors bring a diverse mix of highly relevant and complementary experiences, backgrounds, and skills, which facilitates strong oversight of PAR's management and strategy.

Director Nominees

The following provides summary information about the Company's directors, who are also the director nominees.

Name	Age	Director Since	Independent*	Board Committees		
				Audit	Comp	NCGC
Linda M. Crawford	61	2023	✓		**Chair**	●
Keith E. Pascal	60	2021				
Douglas G. Rauch	73	2017	✓	●		**Chair**
Cynthia A. Russo	55	2015	✓	Chair, +	●	
Narinder Singh	51	2021	✓		●	●
Savneet Singh *Chief Executive Officer and President, PAR Technology Corporation*	41	2018				
James C. Stoffel *Chairman of the Board of Directors*	79	2017	✓	●	●	

Audit: Audit Committee   **Comp:** Compensation Committee   **NCGC:** Nominating and Corporate Governance Committee

● Committee Member   + Audit Committee Financial Expert

*   Independence is determined by the listing standards of the NYSE and our Corporate Governance Guidelines.

 The Board of Directors unanimously recommends a vote **FOR** the election to the Board of each director nominee.



Savneet Singh

CEO and President,
PAR Technology
Corporation

Director Since: 2018

Age: 41

Committee Memberships:
• None

Business and Other Experience

Mr. Singh joined the Company's Board of Directors in April 2018 and has served as the Chief Executive Officer and President of the Company and President of ParTech, Inc. since March 2019. Mr. Singh previously served as the Interim Chief Executive Officer and President of the Company and Interim President of ParTech, Inc. from December 2018 until March 2019. Since October 2024, Mr. Singh has served as a director of Community Financial System, Inc. (NYSE: CBU), a registered financial holding company, and of its wholly-owned subsidiary Community Bank, N.A., and serves on the joint Risk Committee. Since June 2018, Mr. Singh has been a partner of CoVenture, LLC, a multi-asset manager with funds in venture capital, direct lending, and crypto currency. From 2017 to 2018, Mr. Singh served as the managing partner of Tera-Holdings, LLC, a holding company of niche software businesses that he co-founded. In 2009, Mr. Singh co-founded GBI, LLC (f/k/a Gold Bullion International, LLC (GBI)), an electronic platform that allows investors to buy, trade and store physical precious metals. During his tenure at GBI, from 2009 to 2017, Mr. Singh served as GBI's chief operating officer, its chief executive officer, and its president.

Key Qualifications

Mr. Singh, as an entrepreneur, investor, and board member, brings valuable expertise in finance, venture capitalism, entrepreneurship, digital technology, and mergers and acquisitions, offering unique insights and strategic perspectives to the Company's business and strategies.

Other Public Company Boards

Current: Community Financial System, Inc. (NYSE: CBU)

Prior:

• CDON AB (Nasdaq Nordic: CDON)
• Blockchain Power Trust (TSXV: BPWR.UN; TEP.DB)
• Sharp Spring, Inc. (Nasdaq: SHSP)
• Osprey Technology Acquisition Corp. (NYSE: SFTW.U)



Linda M. Crawford

Director Since: 2023

Age: 61

Independent

Committee Memberships:
- Compensation (Chair)
- Nominating and Corporate Governance

Business and Other Experience

Ms. Crawford currently acts as an advisor to several venture backed companies (since March 2022) and serves on the board of directors of Verint Systems Inc., a provider of customer engagement solutions, and Equilar, a private information services firm with products focused on compensation. She retired from her position as CEO of Helpshift, Inc., a company focused on AI driven customer support solutions for B2C companies, in 2020 following her appointment to that role in 2017. She also served as the Chief Customer Officer of Optimizely, Inc., a SaaS company focused on customer experience, from 2016 to 2017. Prior to Optimizely, Ms. Crawford spent nearly a decade at Salesforce in several executive positions, including Executive Vice President and Chief Executive Officer of the Sales Cloud Products division. Prior to Salesforce, Ms. Crawford held executive positions at Siebel Systems, the company credited for creating the CRM industry. Ms. Crawford served as a director of ChannelAdvisor Corporation, a cloud-based e-commerce software company, from 2021 to 2022 and previously served on the board of Demandware, Inc., a software technology company providing cloud-based unified e-commerce solutions to retailers, which was acquired by Salesforce in 2016.

Key Qualifications

Ms. Crawford brings to the Board extensive experience in key executive positions at leading software companies, including those offering AI and cloud-based solutions, and in employee and customer success giving her the qualifications and skills to serve as a director.

Other Public Company Boards

Current: Verint Systems Inc. (Nasdaq: VRNT)

Prior:

- ChannelAdvisor Corporation (NYSE: ECOM)
- Demandware, Inc. (NYSE: DWRE)



Keith E. Pascal

Director Since: 2021

Age: 60

Committee Memberships:
- None

Business and Other Experience

Mr. Pascal has served as Vice President and Secretary of Act III Holdings, LLC, a Miami-based investment fund, and of Act III Management LLC, a service company to the restaurant, hospitality, and entertainment industries, since March 2018. In January 2025, Mr. Pascal was appointed to the board of directors of Honest Greens, Barcelona, S.A., a private restaurant chain offering healthy, sustainable and chef-driven food and drinks. In addition, Mr. Pascal is the Founder and since 2008 has served as President of 12:51:58 MW LLC, a provider of an enterprise software platform for global restaurant and retail operators. From January 2015 to March 2018, Mr. Pascal worked for Panera Bread, a chain store of bakery-café fast casual restaurants, where he served as a consultant and was named Chief Concept Officer in November 2017. Mr. Pascal served as CEO of Goji, a developer of high-tech cooking technology, from 2010 to 2012, as the CEO of Torex Retail PLC Hospitality Division from 2006 to 2008 and is the Founder and served as CEO of Savista, a point-of-sale software and business process outsourcing company serving the global restaurant industry, from 1999 to 2006. Mr. Pascal started his career in operations at McDonald's Corporation.

Key Qualifications

Mr. Pascal brings to the Board over 30 years of restaurant operations and senior leadership experience, with both private and public national restaurant chains, and significant experience in the restaurant industry, as both an investor and as a director. He offers valuable financial expertise and public company governance experience as a member of the board of another public company.

Other Public Company Boards

Current: None

Prior:
- BJ's Restaurants, Inc. (Nasdaq: BJRI)



Douglas G. Rauch

Director Since: 2017

Age: 73

Independent

Committee Memberships:
- Audit
- Nominating and Corporate Governance (Chair)

Business and Other Experience

Mr. Rauch spent 31 years with Trader Joe's Company, a national chain of neighborhood grocery stores, the last 14 years as a President until his retirement in June 2008. Since June 2015, Mr. Rauch is the Founder and has served as President of Daily Table, an innovative non-profit retail solution to bring affordable nutrition to the food insecure in Boston's inner city. Since January 2014, Mr. Rauch has been engaged as an independent speaker, focusing on helping companies to build cultures of sustainable innovation, strategy, and great customer experiences, through Leading Authorities, Inc. He also previously served as CEO of Conscious Capitalism, Inc., a nonprofit organization, from August 2011 to June 2017, where he continues to serve as director emeritus. Since February 2020, Mr. Rauch has served as a director of Sprouts Farmers Market, Inc. (Nasdaq: SFM), a grocery store offering affordable, fresh, natural and organic products, and Chair of its Audit Committee from February 2020 to December 2024. From October 2009 to October 2019, Mr. Rauch served as a trustee at the Olin College of Engineering, and he serves as a director or an advisory board member of several for profit and non-profit companies.

Key Qualifications

Mr. Rauch brings to the Board extensive knowledge and operational experience in the food service/grocery industry and brings important insights and perspectives on technology solutions to the restaurant and retail space. He has created and led the implementation of key business operational strategies, and offers valuable financial expertise and senior leadership experience, including a strong understanding of employee health and culture issues. He also brings public company governance experience as a member of the board of another public company.

Other Public Company Boards

Current: Sprouts Farmers Market, Inc. (Nasdaq: SFM)

Prior: None



Cynthia A. Russo

Director Since: 2015

Age: 55

Independent

Committee Memberships:
- Audit (Chair)
- Compensation

Business and Other Experience

Ms. Russo has more than 25 years of extensive experience in financial and operations management with global growth SaaS and technology companies. Ms. Russo has served as a director of Verra Mobility Corporation, a provider of smart mobility technology and data intelligence solutions throughout North America, Europe, Asia and Australia, since June 2019 and is a member of the Audit and Compensation Committees. Since February 2021, Ms. Russo has served as a director of Verifone, Inc., a private global leader in payment and commerce solutions, and is the Chair of the Audit Committee. Ms. Russo currently serves as CFO Operating Partner for K1 Investment Management at two of their portfolio companies: SimPRO Holdings, Inc. (Simpro), a global SaaS business offering comprehensive field service management solutions, since November 2023, and Panopto, Inc., a global AI video learning platform catering to education institutions and enterprises, since December 2024. She also served as CFO Operating Partner for Canvas Solutions, Inc. (GoCanvas), a global SaaS provider of field operations and inspections solutions, from September 2023 until the company was sold in June 2024. Ms. Russo served as a director and a member of the Audit and Compensation Committees of UserTesting, Inc., an on-demand human insight platform that enables organizations to deliver a better customer experience, from February 2021 to January 2023, when it was sold to Thoma Bravo and Sunstone Partners. From March 2021 to September 2022, Ms. Russo served as Interim Chief Financial Officer of Optoro, Inc., a company offering end-to-end reverse logistics technology solutions for retail returns. Ms. Russo previously served as Executive Vice President and Chief Financial Officer of Cvent, Inc. (Nasdaq: CVT), a cloud-based enterprise event management platform, from September 2015 to September 2018. Prior to that, Ms. Russo served as Executive Vice President and CFO of MICROS Systems, Inc., a global, public enterprise information system software, hardware and services company for retail and hospitality industries (Nasdaq: MCRS). During her 19 years at MICROS, Ms. Russo served in a variety of senior financial roles until MICROS Systems' acquisition by Oracle in September 2014.

Key Qualifications

Ms. Russo is a certified public accountant and certified internal auditor. Her more than 30-year career as a certified public accountant serving in finance and technology related roles provides the Board with substantial knowledge regarding financial and risk management matters, including cybersecurity risks, as well as valuable operational and senior leadership expertise. She brings public company governance experience as a member of boards of other public companies.

Other Public Company Boards

Current: Verra Mobility Corporation (Nasdaq: VRRM)

Prior: UserTesting, Inc. (NYSE: USER)



Narinder Singh

Director Since: 2021

Age: 51

Independent

Committee Memberships:
- Compensation
- Nominating and Corporate Governance

Business and Other Experience

Mr. Singh is the Co-Founder of LookDeep Inc., a private advanced computer vision and AI technology hospital healthcare company, and has served as its Chief Executive Officer since March 2019. Mr. Singh was also a Co-Founder, and he served as a director of Appirio Inc., a leader in delivering cloud innovation to companies through emerging technologies, from September 2006 until its acquisition by Wipro Limited in November 2016. At Appirio, Mr. Singh also served as President and Chief Strategy Officer of Topcoder, a division of Appirio and a crowdsourcing design, development, and data science community with more than one million members. Prior to working at Appirio, Mr. Singh worked at SAP SE, a European multinational software company, in the Office of the CEO as a part of the Corporate Strategy Group from July 2004 to September 2006. While at SAP SE, Mr. Singh led initiatives on sales, maintenance, and competitive strategies. From November 1998 to March 2004, Mr. Singh led research and development, sales, and marketing activity as Vice President and General Manager at webMethods focusing on integration, BPM/workflow technologies. Mr. Singh began his career with Accenture (NYSE: ACN) in September 1995 at its Center for Strategic Technology and worked there until November 1998. Mr. Singh also serves on the board of directors of the Sikh Coalition, a non-profit organization.

Key Qualifications

Mr. Singh brings to the Board significant leadership experience in the technology industry, including experience with software development and the execution of go-to-market strategies. He also brings financial expertise and a strong understanding of the issues facing both mature and start-up companies. He has valuable experience in addressing a variety of complex issues including corporate strategy, organizational structure, governance, transformational change, operational performance improvement, and acquisition integration.

Other Public Company Boards

Current: None

Prior: None



James C. Stoffel

Director Since: 2017

Chairman Since: 2023

Lead Director: 2020-2023

Age: 79

Independent

Committee Memberships:
- Audit
- Compensation

Business and Other Experience

Since 2003 Mr. Stoffel has served as a member of the board of directors of multiple public and private companies and as a senior advisor to private equity companies. From February 2007 to November 2023, Mr. Stoffel served on the board of directors of Aviat Networks, Inc. (Nasdaq: AVNW), a wireless transport and access solutions company, where Mr. Stoffel served as the lead independent director from July 2010 to February 2015; he also chaired the Compensation Committee and served as a member of the Audit and Governance and Nominating Committees. From August 2003 to October 2018, Mr. Stoffel served on the board of directors of Harris Corporation (now L3 Harris Technologies, Inc. (NYSE: LHX)), an advanced defense and technology company, where he was Chairman of the Technology Committee and served as a member of the Compensation and Governance and Corporate Responsibility Committees. In addition, Mr. Stoffel was the co-founder and served as General Partner of Trillium International, a private equity firm focused on restructuring and growth equity investments in software, hardware, and systems technology companies, from March 2011 to December 2018. Through his role at Trillium International, Mr. Stoffel served as the chairman of multiple portfolio companies. From 2006 to 2008, Mr. Stoffel served as Chief Executive Officer of Aster Wireless, a private then-early-stage, fabless semiconductor company. From 1997 to 2005, Mr. Stoffel held various senior executive positions at Eastman Kodak Company, including as Senior Vice President, Chief Technical Officer; director of Research and Development; and Vice President, director Electronic Imaging Products Research and Development. Prior to Eastman Kodak Company, Mr. Stoffel had a 20-year career with Xerox Corporation, serving as Vice President of Corporate Research and Technology; Vice President and General Manager of Advanced Imaging Business Unit; Vice President and Chief Engineer; and other executive positions.

Key Qualifications

Mr. Stoffel brings to the Board extensive senior leadership experience, and more than 25 years of technology expertise. Mr. Stoffel's financial, investment, capital markets, and growth and innovation management expertise and insight, and his extensive public company board experience, provides the Board with valuable perspectives, capabilities, and knowledge critical to strategy, management, and corporate governance.

Other Public Company Boards

Current: None

Prior:

- Aviat Networks, Inc. (Nasdaq: AVNW)
- Harris Corporation (NYSE: HRS, now L3 Harris Technologies, Inc. (NYSE: LHX))

Corporate Governance

Identification and Evaluation of Candidates for Director

The NCGC considers potential director candidates from many sources including shareholders, current directors, management, and others. Regardless of the source of the recommendation, the NCGC evaluates all director candidates in the same manner. In identifying and considering candidates, the NCGC considers the criteria set out in our Corporate Governance Guidelines, which can be found at www.partech.com/investor-relations/. Although the NCGC uses these and other criteria as appropriate to evaluate potential director candidates, other than our Bylaw requirement that directors be at least 21 years of age, the NCGC has no stated minimum qualifications for nominees.

Throughout the year the NCGC evaluates the mix of experiences, backgrounds, and skills of our directors and assesses the effectiveness of the Board's oversight of the Company, including management's formulation and execution of Company strategy, and risks, and whether there is a need to supplement and/or add new skill sets or perspectives to strengthen the Board's oversight capabilities. The NCGC evaluates each director nominee in the context of establishing a diverse mix of highly relevant and complementary experiences, backgrounds, and skills, to help ensure that the collective expertise of our directors strengthens the Board's oversight of management, strategy, and risks. Additionally, the NCGC evaluates whether director nominees meet the various independence requirements applicable to PAR directors, including those necessary for specific Board committees, and reviews their prior board and corporate governance experience.

Shareholder recommendations of director candidates should be sent to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Annual Assessment

On an annual basis, each director completes an annual assessment of the Board relative to composition and size, corporate governance, and Board effectiveness, including the interplay between the Board and standing committees of the Board. The assessment is designed to capture each director's opinion regarding the Board's composition and performance, and solicits each director's observations, comments, and suggestions for improvements to the Board's composition, function, and effectiveness. The NCGC reviews the results of the annual assessment of the Board with the directors.

Director Independence

The Board has adopted categorical standards designed to assist the Board in assessing director independence. Our director independence standards, which are included in our Corporate Governance Guidelines, are designed to comply with the standards required by the NYSE and in some respects are more stringent than the NYSE director independence standards. The Board has determined that each of Linda M. Crawford, Douglas G. Rauch, Cynthia A. Russo, Narinder Singh, and James C. Stoffel is "independent" as defined under the NYSE listing standards and our director independence standards. Additionally, all members of the Audit Committee and Compensation Committee have been determined by the Board to satisfy the separate independence requirements under the SEC rules and NYSE listing standards for such committees.

Board Meetings and Attendance

The Board held 15 meetings in 2024. Each director attended at least 75% of the meetings of the Board and the committees on which he or she served during the portion of 2024 for which he or she was a director or committee member. The Company encourages directors to attend the annual meetings of shareholders, but such attendance is not required. All of our directors who served during 2024 attended the 2024 annual meeting of shareholders.

Board Leadership Structure

James C. Stoffel has served as our independent Chairman of the Board since June 1, 2023. As Chairman of the Board, Mr. Stoffel presides over all Board meetings, including executive sessions without the presence of management, and is available for consultation and direct communication with shareholders. The Board exercises its oversight responsibilities both directly and through its standing committees, and believes that its role in the oversight of the Company, including its management, strategy, and risks, is facilitated by our current Board leadership structure, with an independent Chairman as well as our committee structure, as it allows our three standing Board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls. The Board also believes that this structure enables our Chief Executive Officer, Savneet Singh, to focus his attention on the Company's business, its operations, and formulating and executing strategy. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate for the Company and its future needs.

Board Oversight of Risk Management

Our Board manages the risk oversight function, with certain areas addressed by our standing committees where such risks are inherent in a committee's purview. Our Audit Committee oversees our guidelines, policies and processes established by management relating to our financial statements, financial reporting processes and internal audit function and meets regularly with senior management and our independent auditors concerning our financial statements and financial reporting processes, including our internal control over financial reporting and the effectiveness of such processes and controls. Additionally, the Audit Committee regularly meets with management to discuss and assess management's guidelines and policies with respect to risk assessment and risk management and our major financial risk exposures, including the nature and level of risk appropriate for the Company and management's strategies and mitigation efforts.

Our internal audit team annually facilitates an enterprise risk assessment with management and through this process, management and internal audit identify, aggregate, and assess material risks impacting the Company, including operational, financial, legal and regulatory, human capital, cybersecurity, strategic and reputational risks. Management and the internal audit team rank each identified risk based on its potential impact on the Company's operations and its likelihood of occurring. The risks are then prioritized based on this ranking, and appropriate risk responses are determined and executed for each significant enterprise risk. The Audit Committee, typically in joint session with the full Board, regularly meets and receives reports from our internal audit, compliance and legal teams regarding enterprise risk, compliance, legal and regulatory matters.

The Audit Committee, typically in joint session with the full Board, meets quarterly with our Vice President of Information Security & Privacy, the Vice President of Information Technology, and/or the CTO who provide updates to it on, among other things, the cybersecurity threat landscape, risk assessments, mitigation plans, notable incidents, the status of projects to strengthen our information security systems, engagement of third parties (e.g., consultants and auditors) and third-party tools, and our employee-training programs. For additional information relating to our cybersecurity risk management program, please refer to "Item 1C. Cybersecurity" of the 2024 Annual Report.

Our NCGC focuses on risks associated with our corporate governance policies and practices and sustainability and social responsibility matters, and our Compensation Committee focuses on risks related to our compensation policies and programs and oversees risks related to human capital management matters. The Board is aware of each committee's risk oversight activities from joint sessions with the full Board and executive sessions, as well as from periodic briefings by management to the Board on specific material risks or legal developments.

Clawback and Forfeiture Policy

Our Clawback and Forfeiture Policy is designed to advance the Company's commitment to conducting business with integrity and honesty, in compliance with the NYSE Listing Standards, the SEC rules, and applicable law. The Clawback and Forfeiture Policy has been structured to ensure accountability of our current and former executive officers and Section 16 officers and other employees designated by our Compensation Committee, and provides for, among other remedies, the clawback of equity and cash incentive compensation paid or payable to covered officers in the event of a "Big R" accounting restatement or a "little r" accounting restatement. Please refer to the discussion of our Clawback and Forfeiture Policy provided below under "Compensation Discussion and Analysis".

Insider Trading Policy

Our Insider Trading Policy governs the purchase, sale and other transactions in our securities by our employees, officers, and directors, and other covered persons, as well as the Company. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. For additional information, see our Insider Trading Policy filed as Exhibit 19 to our 2024 Annual Report.

Anti-Hedging Policy

Hedging or monetization transactions by our employees, officers, and directors, and other covered persons in our securities are prohibited by our Insider Trading Policy.

Code of Conduct

Our Code of Conduct (the "Code of Conduct") applies to all our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, other senior financial officers and other executive officers. The Code of Conduct is posted on our website at www.partech.com/investor-relations/. Any substantive amendments to certain provisions of the Code of Conduct or waivers granted to our directors, Chief Executive Officer, Chief Financial Officer, other senior financial officers or other executive officers that require disclosure under the NYSE and/or SEC rules will be disclosed by posting on our website within four business days following the date of the amendment or waiver.

Corporate Governance Guidelines

Our Corporate Governance Guidelines are posted on our website at www.partech.com/investor-relations/. Our Board believes these guidelines are consistent with our values, and promote the effective functioning of our Board, its committees, and the Company. The guidelines are reviewed no less frequently than annually by the NCGC and the Board and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon approval by the Board.

Communication with the Board

Interested parties may send written communication to the Board as a group, the independent directors as a group, the Chairman of the Board (James C. Stoffel), or to any individual director by sending the communication c/o Corporate Secretary, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413. Upon receipt, the communication will be delivered to the Board Chairman or to the independent directors as a group. If the communication is addressed to an individual director, the communication will be delivered to that director. All communications regarding financial accounting, internal controls, audits, and related matters will be referred to the Audit Committee. Interested parties may communicate anonymously if they so desire.

Committees

The standing committees of the Board are the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each committee operates under a written charter that has been approved by the Board. Current copies of each committee's charter are posted on our website at www.partech.com/investor-relations/.

Audit Committee

Members

Cynthia A. Russo (Chair)

Douglas G. Rauch

James C. Stoffel

Our Audit Committee consists entirely of directors who meet the NYSE independence requirements and the NYSE audit committee additional composition requirements.

The Board has determined that Cynthia Russo is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act.

Meetings in 2024: 9

Principal Responsibilities:

Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of the internal audit function. The Audit Committee's primary responsibilities include:

- Direct oversight of our independent registered public accounting firm, including appointment, compensation, evaluation, retention, work product, and pre-approval of the scope and fees of the annual audit and any other services, including review, attestation, and non-audit services;
- Reviewing and discussing the internal audit process, scope of activities and audit results with internal audit;
- Reviewing and discussing enterprise risk management with internal audit, including the identification, assessment, and ranking of risks and management's strategies and mitigation efforts;
- Reviewing and discussing our quarterly and annual financial statements and earnings releases with management and our independent registered public accounting firm;
- Recommending to the Board that our quarterly and annual financial statements be included in our periodic reports filed with the SEC;
- Overseeing and monitoring our internal control over financial reporting;
- Assisting the Board in its oversight of cybersecurity risks, and compliance with legal and regulatory matters; and
- Overseeing related party transactions.

Compensation Committee

Members

Linda M. Crawford (Chair)

Cynthia A. Russo

Narinder Singh

James C. Stoffel

Our Compensation Committee consists entirely of directors who meet the NYSE independence requirements, including the additional independence requirements specific to compensation committee members.

All members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

Meetings in 2024: 6

Principal Responsibilities:

The Compensation Committee oversees and administers our executive compensation programs. The Compensation Committee is also charged with overseeing the Company's human capital management strategies and policies, including employee engagement, inclusion, workplace environment and culture, and talent development and retention. The Compensation Committee's primary responsibilities include:

- Reviewing and approving the goals and objectives relevant to our CEO's compensation, evaluating the CEO's performance, and determining and approving our CEO's compensation, including incentive compensation;
- Overseeing the administration of our compensatory plans, including incentive compensation arrangements and, where appropriate, making recommendations to the Board regarding amendments to existing plans or the adoption of new compensation plans;
- Reviewing and approving the compensation of our other named executive officers and certain other officers;
- Reviewing and recommending to the Board the compensation of our non-employee directors;
- Administering the Company's Employee Stock Purchase Plan; and
- Administering the Company's Clawback and Forfeiture Policy and stock ownership guidelines.

The Compensation Committee has the authority to retain, oversee and compensate third party compensation consultants, legal counsel, or other advisers to assist the Committee in fulfilling its responsibilities. The Compensation Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its compensation consultant to assist it in recommending the form and amount of executive and non-employee director compensation for 2024. Among other things, with respect to our 2024 compensation programs, the Compensation Committee asked FW Cook to:

- Perform an assessment as to the competitiveness of our executive compensation including total cash compensation (base salary and short-term incentive compensation (cash bonus)) and equity compensation (including structural considerations, equity components and performance matrices), relative to our peer group and broader survey data;
- Review and recommend updates to our peer group;
- Provide legislative and regulatory updates, including compensation trends;
- Review and provide guidance on the Compensation Discussion and Analysis and proxy advisor reports;
- Provide guidance on shareholder outreach; and
- Provide guidance on the Company's human capital strategy.

Prior to engaging FW Cook, the Compensation Committee considered information relevant to confirm FW Cook's independence from the Board and management. Additional information regarding the services provided by FW Cook with respect to our 2024 compensation programs can be found below under "Compensation Discussion and Analysis – Role of Compensation Consultant".

Nominating and Corporate Governance Committee

Members

Douglas G. Rauch (Chair)

Linda M. Crawford

Narinder Singh

Our NCGC consists entirely of directors who meet the NYSE independence requirements.

Meetings in 2024: 4

Principal Responsibilities

The Nominating and Corporate Governance Committee reviews the composition of the Board and identifies potential new candidates for director. The NCGC also oversees the Company's policies, activities, opportunities, and other initiatives relating to sustainability and social responsibility in the context of the Company's business. The NCGC's primary responsibilities include:

- Regularly reviewing the size and composition of the Board and Board committees;
- Identifying and recommending qualified director candidates to the Board;
- Evaluating director qualifications, independence, and performance;
- Conducting a performance evaluation of the Board to determine whether it and its committees are functioning effectively; and
- Developing and periodically reviewing our Code of Conduct and Corporate Governance Guidelines.

Corporate Responsibility and Sustainability

Our 2025 Sustainability Report, which is available at www.partech.com/sustainability-at-par/, describes our sustainability strategy. Our Board, as a whole and through the NCGC and Compensation Committee, works with our management to oversee our sustainability initiatives and business practices. Our NCGC has primary oversight of our sustainability practices, policies, and initiatives. The NCGC receives, generally on not less than a quarterly basis, updates from our Sustainability Committee, whose members include leaders from our legal, compliance, human resources, cybersecurity, IT, finance and business teams, about our current initiatives and the manner, status, and success of their adoption and implementation across our business operations, and about sustainability initiatives being considered. Our Compensation Committee oversees the Company's strategies and policies related to human capital management, including employee engagement, inclusion, workplace environment and culture, and talent development and retention. Certain highlights of our core pillars, Responsible Business Practices, People & Culture, Data Responsibility, and Environmental Stewardship, are provided in the table below:

Core Sustainability Pillars	Sustainability Strategy	Highlights of our Sustainability Practices and Initiatives
Responsible Business Practices	We endeavor to promote sound governance and compliance, responsible business practices, and the highest standards of ethics to help us achieve business success and enhance long-term shareholder value.	Governance and Board Composition. • Five of our seven directors are independent. • Two of our seven directors self-identify as racial/ethnic minorities. • Two of our seven directors self-identify as female. Business, Ethics, and Compliance. • We maintain a Code of Conduct and Compliance Handbook for our directors, officers, and employees. • We provide global 24/7 access to anonymous reporting of violations of our Code of Conduct, Compliance Handbook, or any law, rule, or regulation. • We maintain a Supplier Code of Conduct.

Core Sustainability Pillars	Sustainability Strategy	Highlights of our Sustainability Practices and Initiatives
People & Culture	We aim to create a safe environment where our employees enjoy and thrive at work each day to support our customers and grow our business.	Our people are one of our most important assets. The impact of our employee-first strategy is highlighted by the multiple employer awards we received in 2024, including: • Stevie Award for Great Employers • Timmy Award for Best Tech Work Culture • Great Places to Work Certification
Data Responsibility	We strive to earn our customers' trust each day by working to keep their valued customer data safe and responsibly managing our security and privacy governance and protocols to promote strong data protection.	We use various internal organizational cybersecurity and privacy safeguards, controls and procedures for the discovery, identification, classification, assessment, and management of cybersecurity incidents and risks, including: • Endpoint and cloud threat detection and response systems, • Network application and API security services, • Cloud security posture management solutions, • Enterprise data loss prevention ("DLP") and governance services, • Cloud-native security scanners, and • Source code analysis tooling.
Environmental Stewardship	We strive to minimize the environmental impact of our operational footprint through energy-efficient and eco-friendly sustainable business practices.	We have adopted eco-friendly business practices, including: • Regular e-waste recycling, • Data center outsourcing to reduce carbon footprint, • Reduced shipments and packaging material through a redesign of our hardware products and packaging process, • Promoting a location flexible work environment to reduce our operational environmental impact, and • PAR Planet, which receives employee ideas on how to further reduce PAR's carbon footprint, improve energy efficiency, and increase our use of sustainable materials. Our suppliers are required to comply with PAR's Supplier Code of Conduct, which, among other things, requires suppliers to comply with the U.S. laws and regulations regarding conflict minerals sourcing.

Report of the Audit Committee

To the Board of Directors of PAR Technology Corporation:

The Audit Committee is responsible for appointing the Company's independent registered public accounting firm. For the fiscal year ended December 31, 2024, Deloitte & Touche LLP served as the Company's independent registered public accounting firm. With respect to the Company's financial reporting process, management is responsible for establishing and maintaining internal controls and preparing the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). The responsibility for auditing the Company's consolidated financial statements and providing an opinion as to whether the Company's consolidated financial statements fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company in conformity with U.S. GAAP rests with Deloitte & Touche LLP, as the Company's independent registered public accounting firm. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare or certify the Company's financial statements. These are the fundamental responsibilities of management.

In the performance of its oversight function, the Audit Committee reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2024 with the Company's management and Deloitte & Touche LLP. In addition, the Audit Committee discussed with Deloitte & Touche LLP, with and without management present, Deloitte & Touche LLP's evaluation of the overall quality of the Company's financial reporting. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The Audit Committee also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence and discussed with Deloitte & Touche LLP its independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Audit Committee

Cynthia A. Russo (Chair)
Douglas G. Rauch
James C. Stoffel

Transactions With Related Persons

The Board of Directors has adopted a written "Related Party Transactions Policy & Procedure" ("Policy"), which provides that the Company will only enter into a related party transaction, when the Board, acting through the Audit Committee, determines that the transaction is not inconsistent with the interests of the Company and its shareholders. Pursuant to the Policy, the Audit Committee reviews and either approves or disapproves all transactions, arrangements or relationships in which the Company or any of its subsidiaries (i) was, is or is to be a participant, and (ii) in which a director, director nominee, executive officer, a person who beneficially owns more than 5% of the Company's common stock, or any immediate family member of any of the foregoing persons (a "related person"), has or will have a direct or indirect interest.

Under the Policy, the following related party transactions are deemed to be pre-approved by the Audit Committee: (i) compensation paid to a director if the compensation is required to be reported in the Company's proxy statement; (ii) employment of an executive officer if the related compensation is required to be reported in the Company's proxy statement, or the executive officer is not an immediate family member of another executive officer or director, the related compensation is required to be reported in the Company's proxy statement and the Compensation Committee approved (or recommended the approval of) the related compensation; and (iii) any ordinary course and arms-length transaction with a related person in which the amount of the transaction involved does not exceed $50,000.

The following related party transactions require disclosure under Item 404 of Regulation S-K: (i) on January 2, 2024 the Company entered into a consulting agreement (the "Consulting Agreement") with PAR Act III, LLC ("PAR Act III") pursuant to which PAR Act III provides the Company with strategic consulting, M&A technology due diligence, and other professional and expert services that may be requested from time to time by the Company's Chief Executive Officer. In consideration for the consulting services, the Company amended its common stock purchase warrant issued to PAR Act III on April 8, 2021 to extend the termination date of the warrant to April 8, 2028, if on April 8, 2026, the Consulting Agreement remains in effect. The warrant provides PAR Act III the right to purchase 510,287 shares of Company common stock at an exercise price of $74.96 per share. The warrant provides for adjustments to reduce the exercise price and increase the number of shares covered by the warrant for certain issuances of common stock by the Company at a price less than the daily volume weighted average price immediately prior to such issuance. As of January 2, 2024 (the effective date of the Consulting Agreement), the fair market value of the warrant was $8.2 million, Keith Pascal, a director of the Company, serves as the vice president and secretary of PAR Act III and holds a 0.1% ownership interest in PAR Act III and a 2.5% time-based profits interests, of which less than 1% is vested. The warrant remains unexercised; and (ii) Jeremy Pascal, the son of Keith E. Pascal, a director of the Company, is a non-executive employee of the Company. From January 1, 2024 through the date of this proxy statement, his total compensation was approximately $140,918, including base salary, a cash bonus and the value of certain employee benefits. His compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities.

Security Ownership of Certain Beneficial Owners and Management

Stock Ownership of Directors, Director Nominees and Officers

The shares of PAR common stock beneficially owned by our directors, director nominees, named executive officers, directors and executive officers as a group, and the holders of more than 5% of PAR's outstanding common stock as of April 9, 2025 is set forth below. On April 9, 2025, there were 40,497,502 shares of common stock outstanding. Under the rules of the SEC, a person's beneficial ownership of PAR common stock includes shares of common stock as to which the person has sole or shared voting or dispositive power and shares as to which the person has the right to acquire within 60 days of determination, including through the exercise of stock options or the vesting/settlement of restricted stock units payable in shares of PAR common stock. Except as otherwise indicated, the information provided in the tables below is based on our records, information filed with the SEC, and information provided to PAR.

The following table sets forth the beneficial ownership of our common stock as of April 9, 2025 by all directors and director nominees, each of the named executive officers listed in the Summary Compensation Table, and our directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares of common stock beneficially owned, subject to community property laws where applicable.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Directors and Director Nominees		
Linda M. Crawford	5,380[1]	*%
Keith E. Pascal	14,529[1]	*%
Douglas G. Rauch	12,760[1]	*%
Cynthia A. Russo	48,720[1]	*%
Narinder Singh	14,289[1]	*%
Savneet Singh	See holdings below	See percent below
James C. Stoffel	28,460[1]	*%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Named Executive Officers		
Savneet Singh	1,164,380[2]	2.9 %
Bryan A. Menar	106,051[3]	*%
Cathy A. King	93,782[4]	*%
Michael D. Nelson	4,388	*%
Raju Malhotra	24,960	*%
Current directors and executive officers as a group (9 persons)	1,488,351[5]	3.7 %

* Less than 1%

1. Consists of 3,395 unvested restricted stock units that vest on the earlier of August 12, 2025 and the date of the Annual Meeting.

2. Includes 575,000 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days; and 179,955 shares are owned by SS2018 LLC, a Delaware limited liability company. 50% of the limited liability company interests of SS2018 LLC is held by an irrevocable trust with an independent trustee for which Mr. Singh's minor children are beneficiaries, and 50% is held by a separate irrevocable trust with an independent trustee for which Mr. Singh's spouse and minor children are beneficiaries. Mr. Singh disclaims beneficial ownership of the shares owned by the irrevocable trusts, except to the extent of his pecuniary interest therein.

3. Includes 34,570 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days.

4. Includes 29,530 shares subject to a currently exercisable stock option or a stock option that will be exercisable within 60 days.

5. Includes 639,100 shares subject to currently exercisable stock options or stock options that will be exercisable within 60 days and 20,370 unvested restricted stock units that vest on the earlier of August 12, 2025 and the date of the Annual Meeting.

Stock Ownership of Certain Beneficial Owners

The following table provides information regarding the beneficial ownership of each person known by us to beneficially own more than 5% of PAR common stock as of April 9, 2025 (percent of class is calculated based on the shares outstanding as of April 9, 2025).

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
T. Rowe Price Investment Management, Inc. 101 E. Pratt Street Baltimore, MD 21201	3,732,164[1]	9.2 %
ADW Capital Partners, L.P. 6431 Allison Road Miami Beach, FL 33141	2,597,229[2]	6.4 %
Capital Research Global Investors 333 South Hope Street 55th Fl Los Angeles, CA 90071	2,462,202[3]	6.1 %
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	2,294,356[4]	5.7 %

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	2,108,590[5]	5.2 %
FMR LLC 245 Summer Street Boston, MA 02210	2,032,919[6]	5.0 %

1. T. Rowe Price Investment Management, Inc. has sole voting power with respect to 3,726,847 shares and sole dispositive power with respect to 3,732,164 shares. This information has been obtained from a Schedule 13G/A filed by T. Rowe Price Investment Management, Inc. with the SEC on January 8, 2025.

2. ADW Capital Partners, L.P., ADW Capital Management, LLC, and Adam D. Wyden have shared voting power and shared dispositive power with respect to 2,597,229 shares. This information has been obtained from a Schedule 13G/A jointly filed by ADW Capital Partners, L.P., ADW Capital Management, LLC and Adam D. Wyden with the SEC on February 14, 2025. ADW Capital Partners, L.P. is the record and direct beneficial owners of the shares covered by the Schedule 13G/A.

3. Capital Research Global Investors has sole voting power and sole dispositive power with respect to 2,462,202 shares. This information has been obtained from a Schedule 13G/A filed by Capital Research Global Investors with the SEC on February 9, 2024.

4. BlackRock, Inc. has sole voting power with respect to 2,238,713 shares and sole dispositive power with respect to 2,294,356 shares. This information has been obtained from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 25, 2024.

5. The Vanguard Group has shared voting power with respect to 21,119 shares, shared dispositive power with respect to 46,864 shares, and sole dispositive power with respect to 2,061,726 shares. This information has been obtained from a Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024.

6. FMR LLC has sole voting power with respect to 2,031,453 shares and sole dispositive power with respect to 2,032,919 shares. Abigail P. Johnson, a Director, the Chairman and the Chief Executive Officer of FMR LLC, has sole dispositive power with respect to 2,032,919 shares. This information has been obtained from a Schedule 13G jointly filed by FMR LLC and Abigail P. Johnson with the SEC on February 12, 2025.

Delinquent Section 16(a) Reports

Our directors and officers and the beneficial owners of more than ten percent (10%) of the Company's common stock are required under the Exchange Act to file with the SEC reports of ownership and changes of ownership in the Company's common stock.

Based solely on a review of Section 16 filings filed electronically with the SEC and, as applicable, written representations that no other reports were required, the Company believes that during the fiscal year ended December 31, 2024 our directors and officers and the beneficial owners of more than ten percent (10%) of the Company's common stock filed the required reports under Section 16(a) of the Exchange Act on a timely basis, except Michael Steenberge, our Chief Accounting Officer, had one late filing to report one transaction. The late filing was the result of administrative error.

Director Compensation

2024 Director Compensation

Compensation for our non-employee directors in 2024 consisted of a mix of cash and equity. Directors who are also our employees do not earn any additional compensation for service as a director.

In June 2024, the Compensation Committee was provided with an analysis of non-employee director compensation, including a review of non-employee director compensation of the 2024 peer group of companies used to evaluate 2024 executive compensation and is described below in "Compensation Discussion and Analysis – Market Data and External Pay Considerations".

Based on the Compensation Committee's review of peer group compensation and other relevant market data, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, to maintain the same non-employee director compensation for 2024 as for 2023, except for an increase to the cash compensation for the Chairman of the Board to align closer with market practices. For 2024, the non-employee director compensation consisted of the following:

Cash Retainers:	($)
Annual Cash Retainer	40,000
Annual Chairman Retainer	50,000
Audit Committee Retainers:	
Chair	20,000
Non-Chair Member	10,000
Compensation Committee Retainers:	
Chair	15,000
Non-Chair Member	7,500
Nominating and Corporate Governance Committee Retainers:	
Chair	10,000
Non-Chair Member	5,000
Equity Retainer:	
Annual Equity Grant (Grant Date Fair Value)	175,000

Cash retainers are paid to our non-employee directors quarterly in arrears. Our non-employee directors do not receive additional fees for Board or committee meeting attendance. However, we do reimburse our non-employee directors for reasonable expenses incurred to attend Board and committee meetings.

For 2024, each non-employee director received an annual award of 3,395 restricted stock units ("RSUs") having a grant date value of $175,000, which vest on the earlier of August 12, 2025 or the date of the Annual Meeting, subject to continued service through that date. The 2024 grants were made under the Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (the "2015 Equity Incentive Plan").

The 2024 compensation earned by or paid to our non-employee directors was as follows:

Name of Director	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	Total ($)
Linda M. Crawford	51,538	174,978	226,516
Keith E. Pascal	40,000	174,978	214,978
Douglas G. Rauch	63,173	174,978	238,151
Cynthia A. Russo	69,615	174,978	244,593
Narinder Singh	52,500	174,978	227,478
James C. Stoffel	99,250	174,978	274,228

1. Compensation is prorated for the number of days served on the Board and, as applicable, service in any particular role or on any particular committee.
2. This column includes the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") with respect to stock awards made to non-employee directors in 2024, calculated based on the closing price of our common stock on August 12, 2024 of $51.54. Each non-employee director had 3,395 unvested RSUs outstanding as of December 31, 2024.

Stock Ownership Guidelines for Non-Employee Directors

Our non-employee directors are required to hold shares of the Company's common stock with a fair market value equal to three times the amount of the annual cash retainer payable to the non-employee director. All shares of common stock bought by a non-employee director or the director's immediate family member residing in the same household, all shares held in trust for the benefit of a non-employee director or his or her family, and all shares granted under the 2015 Equity Incentive Plan count toward the satisfaction of these requirements. Each non-employee director is required to attain such ownership within five years of the later of, either: (a) the effective date of the policy (June 8, 2018) or (b) joining the Board. As of December 31, 2024, each of our non-employee directors satisfied these guidelines.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation for 2024, including the compensation of our named executive officers ("NEOs"), and illustrates the objectives, elements and philosophy of our executive compensation programs.

Our NEOs for 2024 were:

NEO	Title
Savneet Singh	Chief Executive Officer and President ("CEO")*
Bryan A. Menar	Chief Financial Officer*
Cathy A. King	Chief Legal Officer and Corporate Secretary*
Michael D. Nelson	Former President, PAR Government Systems Corporation**
Raju Malhotra	Former Chief Product and Technology Officer***

* **Executive Officers**: Savneet Singh, Bryan A. Menar, and Cathy A. King.

Information about Mr. Singh can be found under "Proposal 1. Election of Directors".

Mr. Menar (age 49) has served as Chief Financial Officer since January 2017. Mr. Menar also served as the Company's Chief Accounting Officer until March 1, 2023.

Ms. King (age 62) has served as Chief Legal Officer since February 2023 and Corporate Secretary since July 2016. From July 2016 to February 2023, Ms. King served as Vice President, General Counsel and Corporate Secretary.

** Mr. Nelson's employment terminated in June of 2024, in connection with the divestiture of PAR Government Systems Corporation.

*** Effective February 9, 2024, the position of Chief Product and Technology Officer was eliminated and Mr. Malhotra's employment with the Company was terminated without cause.

Advisory Vote on Executive Compensation

At our 2024 annual meeting of shareholders, we submitted a proposal to our shareholders for a non-binding advisory vote to approve the compensation of our NEOs as disclosed in last year's proxy statement. The proposal received a favorable vote from approximately 95.7% of the votes cast. We value the opinions expressed by shareholders in their say-on-pay vote and in the course of regular shareholder engagement meetings and calls, and our Compensation Committee considers this feedback in its evaluation of executive compensation decisions.

Compensation Governance Best Practices

We are committed to strong governance practices with respect to our compensation programs. We believe that our practices are consistent with our emphasis on tying executive compensation to the achievement of short-term and long-term performance targets while discouraging excessive risk-taking. The following chart highlights some of our governance practices with respect to executive compensation:

What We Do	What We Do Not Do
✓ Maintain formulaic annual performance-based incentives	X No excise tax gross-ups upon a change-in-control
✓ Maintain a robust clawback policy	X No hedging or speculative transactions are permitted by our employees, including our NEOs
✓ Work with an independent compensation consultant that only reports to the Compensation Committee	X No re-pricing of underwater stock options
✓ Allocate time for executive sessions for the Compensation Committee without management present	X No stock option grants with an exercise price less than fair market value on the grant date
✓ Maintain open lines of communication with shareholders	X No excessive perquisites to our employees, including our NEOs
✓ Maintain significant stock ownership guidelines for executives	
✓ Double trigger change-in-control provisions for equity awards	

Compensation Objectives

Our executive compensation programs are built to drive creation of shareholder value by linking company and individual performance. The 2024 executive compensation programs were designed to create incentives that are proportional to the financial returns that executives are able to deliver to shareholders through the achievement of short-term and long-term performance targets. To achieve this, we seek to achieve and maintain the following characteristics within our compensation programs:

- Pay-for-Performance. The majority of executive compensation is variable and comes from our performance-based short-term cash incentive ("STI") and long-term equity incentive ("LTI") programs. The STI and LTI programs are structured to create strong ties between compensation and performance. STI bonuses are tied to the achievement of performance targets linked to established financial measures and behaviors that reinforce our core values of urgency, ownership, delivering outcomes, never settling and winning together. LTI awards seek to incentivize the growth of shareholder value over time.

- Competitive Compensation. We provide compensation opportunities that are competitive with the compensation levels and practices of our peers. However, we do not target any specific percentile relative to the compensation of our peers or other market data. Instead, we seek to attract, retain, develop, and incentivize top performers in a highly competitive global market for talent by aligning their interests with the interests of our shareholders.

Process for Setting Executive Compensation

Role of the Compensation Committee and CEO

The Compensation Committee establishes and approves the annual compensation and pay elements of our NEOs and certain other senior officers. Our CEO partners with the Compensation Committee to set performance priorities, establish target compensation ranges, and assess the performance of our other NEOs (based on market data and other insight provided by our compensation consultant (described below)).

Our CEO does not make recommendations regarding his own compensation. At least annually, the Compensation Committee: reviews and approves corporate goals and objectives relevant to the compensation of our CEO; evaluates our CEO's performance in light of those goals and objectives; and based on this evaluation, determines and approves our CEO's compensation (including his cash and equity incentive components). In determining the incentive components of our CEO's compensation, the Committee considers: the Company's performance and relative shareholder return; the value of similar incentive awards to chief executive officers at comparable companies; awards that have been given historically to our CEO; and the recommendations of our compensation consultant (discussed below).

Role of the Compensation Consultant

The Compensation Committee continued to engage FW Cook as its independent compensation consultant to provide information and advice concerning executive compensation for 2024. FW Cook was asked to include an annual analysis of executive compensation compared to peer company practice and data. The Compensation Committee determined that FW Cook has the appropriate independence and necessary skills, knowledge, industry expertise, and experience to provide such services. FW Cook also had the necessary resources to provide a comprehensive approach to executive compensation analysis, planning, and strategy.

During 2024, the Compensation Committee, in conjunction with FW Cook and management, assessed our compensation policies and practices. Our Board and our Compensation Committee aim to structure our executive and non-executive compensation programs to incentivize the creation and preservation of shareholder value and discourage excessive or unnecessary risk taking. Considerations in the compensation risk assessment included: the balance between short-term and long-term incentives; the diversity of metrics used to assess performance and payouts under our incentive programs; capped incentive award payout opportunities; and the scope of our Clawback and Forfeiture Policy.

Market Data and External Pay Considerations

In its oversight of the compensation practices for our CEO and other NEOs, the Compensation Committee reviews industry and peer compensation data specific to comparable technology companies to confirm that executive compensation is within an appropriate competitive range. The Compensation Committee considers this external pay comparison data as a market check on its compensation decisions but not for tying any component of our executive compensation to any specific level relative to our peers or other compensation data. The composition of the peer group is reviewed annually, with adjustments made as appropriate to maintain comparability and reflect any mergers, acquisitions or significant changes among the peer group companies.

With input from FW Cook, the Compensation Committee selected a peer group of 17 companies to guide its compensation decisions for 2024 executive compensation based primarily on maintaining a close balance of smaller and larger companies compared to the Company's annual revenues and market capitalization. To achieve this goal, the Compensation Committee focused its search on peer group companies with the following characteristics (based on information available at the time of selection in September 2023):

- Software, internet and technology industries;
- Revenues (trailing four quarters) between $150 million and $1.0 billion; and
- Market capitalization between $500 million and $5 billion.

The Compensation Committee also considered FW Cook's assessment of the strength of comparability relative to a variety of business characteristics, including headcount, operating cash flow, revenue growth, product offerings, end markets, and length of time since initial public offering.

Four companies that were in the 2023 peer group were not included in the 2024 peer group, ChannelAdvisor Corporation, EVO Payments, Inc., and Sumo Logic, Inc., because they were acquired, and Upland Software, Inc., because its market capitalization fell below the desired range; Agilysys Inc., Consensus Cloud Solutions, Inc., Model N., Inc. and OneSpan Inc. were added as peer group companies. The added peer group companies had trailing four quarter revenues ranging from $198 million to $365 million and market capitalizations (on June 30, 2023) between $593 million to $1.35 billion. The following companies constitute our 2024 peer group:

2024 Peer Group

Agilysys Inc.	Alteryx, Inc.	Big Commerce Holdings, Inc.
Consensus Cloud Solutions, Inc.	Domo, Inc.	E2open Parent Holdings, Inc.
Everbridge, Inc.	Fastly, Inc.	Flywire Corporation
Harmonic, Inc.	Model N, Inc.	Olo, Inc.
OneSpan Inc.	PagerDuty, Inc.	PROS Holdings, Inc.
SPS Commerce Inc.	Zuora, Inc.	

With input from FW Cook, the Compensation Committee selected a peer group of 20 companies in September 2024 to guide its executive compensation decisions moving forward, based primarily on maintaining a close balance of smaller and larger companies compared to the Company's annual revenues and market capitalization.

Ten companies that were in the 2024 peer group were not included in the 2025 peer group, Alteryx, Inc., Everbridge, Inc. and Model N, Inc. were excluded because they were acquired and the other seven were excluded because their market capitalizations fell below the Committee's desired market capitalization range; thirteen companies were added as peer group companies. The added peer group companies had trailing four quarter revenues ranging from $308 million to $915 million and market capitalizations (on August 30, 2024) between $1.67 billion to $4.47 billion. The adjusted peer group resulted in the Company's projected 2024 revenue and market capitalization on August 30, 2024 being at the median of the updated peer group.

2025 Peer Group

Agilysys Inc.	AvidXchange Holdings, Inc.^	E2open Parent Holdings, Inc.
EverCommerce Inc. ^	Fastly, Inc.	Flywire Corporation
Jamf Holding Corporation^	JFrog Limited^	LiveRamp Holdings, Inc.^
MeridianLink, Inc.^	N-able, Inc.^	nCino, Inc.^
PagerDuty, Inc.	Progress Software Corporation^	PROS Holdings, Inc.
Q2 Holdings, Inc.^	Sprout Social, Inc.^	Verint Systems Inc.^
Workiva, Inc.^	Zuora Inc.	

^ New peers added at September 2024 Compensation Committee meeting.

Executive Compensation

2024 Executive Compensation Programs

The Compensation Committee's actions with respect to our executive compensation programs reflect a deliberative process intended to ensure that the objectives of our compensation programs are based on pay-for-performance principles and designed to attract, retain, and reward top performers within competitive compensation ranges. Decisions regarding 2024 NEO compensation included consideration of each of our NEO's individual experience, expertise, skills, responsibilities, commitment, and current and anticipated sustained contributions to the Company's corporate goals and objectives. The 2024 NEO compensation decisions also considered prior annual compensation adjustments, prior award accumulation, contractual commitments (if any), and the competitiveness of our 2024 NEO compensation relative to market data.

Base Salary

The Compensation Committee chose not to increase any of the NEOs' base salaries in 2024 because the Compensation Committee determined that such salary levels were at a competitive level and fairly match each NEO's experience, performance, duties and responsibilities. In making these decisions, the Compensation Committee considered (i) the salary amount relative to peer group data, and (ii) its subjective assessment of the NEOs' performance, experience, and breadth of responsibilities. The following sets forth each NEO's base salary for 2024. Each of Mr. Nelson's and Mr. Malhotra's 2024 base salary reflects the annualized base salary in effect prior to their respective terminations of employment.

NEO	2023 Base Salary ($)	2024 Base Salary ($)	% Increase
Savneet Singh	620,000	620,000	— %
Bryan A. Menar	416,000	416,000	— %
Cathy A. King	416,000	416,000	— %
Michael D. Nelson	338,000	338,000	— %
Raju Malhotra	416,000	416,000	— %

Short-Term Incentive Compensation

Each NEO is eligible to receive short-term incentive ("STI") compensation, with annual target awards established by the Compensation Committee at levels intended to provide a competitive short-term incentive opportunity. For 2024, the Compensation Committee determined not to increase the STI target opportunity for any NEOs. In making these decisions, the Compensation Committee considered (i) the total amount of short-term compensation relative to peer group data, and (ii) its subjective assessment of the NEO's performance, experience and breadth of responsibilities. The following sets forth each NEO's annual STI target for 2024, which were consistent with STI targets for 2023, other than for Mr. Malhotra (whose employment terminated prior to the establishment of the 2024 STI program and target opportunities):

NEO	2023 STI target as (% of Base Salary)	2024 STI target as (% of Base Salary)	% Increase
Savneet Singh	100	100	— %
Bryan A. Menar	65	65	— %
Cathy A. King	50	50	— %
Michael D. Nelson	40	40	— %

The Compensation Committee selected management performance measures for the 2024 STI program that aligned with the Company's corporate goals and objectives, focusing on what the Compensation Committee believed to be the most impactful drivers of shareholder return. The following served as the foundation for measuring our NEOs' performance in 2024, which remained the same as the measures used for our 2023 STI program:

Financial Measure	Rationale	Weighting
Annual Recurring Revenue (ARR)[1]	A key performance indicator that enables the measurement of the financial progress of the Company.	50% (Mr. Singh, Mr. Menar & Ms. King)
Non-GAAP Adjusted EBITDA (Total Company)[2]	Used to measure the core business operating results and profitability of the total Company.	50% (Mr. Singh)
Non-GAAP Adjusted EBITDA (R/R Segment)[3]	Used to measure the core business operating results and profitability of the Company's restaurant/retail segment.	50% (Mr. Menar & Ms. King)
Government Segment Net Income Before Taxes	Used to measure the operating profitability of PAR Government Systems Corporation.	100% (Mr. Nelson)

1. ARR is the annualized recurring revenue from our subscription services, which includes subscription fees for our Software as a Service ("SaaS") solutions, related support, and transaction-based fees for payment processing services. We calculate ARR by annualizing the monthly recurring revenue for all active sites as of the last day of each month for the respective reporting period, adjusted to exclude ARR that may not be indicative of management's performance.
2. Non-GAAP Adjusted EBITDA (Total Company) is the net loss before income taxes, interest expense and depreciation and amortization of the total Company, as adjusted to exclude certain non-cash and non-recurring charges, such as stock-based compensation, acquisition expenses, certain pending litigation expenses and other extraordinary business items that may not be indicative of management's performance.
3. Non-GAAP Adjusted EBITDA (R/R Segment) is the net loss before income taxes, interest expense and depreciation and amortization of the Company's Restaurant/Retail segment, as adjusted to exclude certain non-cash and non-recurring charges, such as stock-based compensation, acquisition expenses, certain pending litigation expenses and extraordinary business items that may not be indicative of management's performance.

At the beginning of 2024, the Compensation Committee reviewed the Company's annual operating plan, selected financial measures and set STI performance targets. Following the end of 2024, the Compensation Committee determined management's level of achievement measured against the established STI performance targets.

The following tables set forth the 2024 STI performance targets for the NEOs (other than Mr. Nelson who did not receive an STI award in 2024 following the termination of his employment in June 2024), actual results of the selected financial measures, and payout percentages (as a percentage of the NEO's base salary). Failure to achieve the threshold performance level results in no STI payout, and there is no additional STI payout for achievement in excess of the maximum performance level. For performance between the threshold and target performance levels or between the target and maximum performance levels, the STI payout percentage is interpolated between the levels on a straight-line basis. The 2024 STI performance targets presented reflect increased ARR and Non-GAAP Adjusted EBITDA targets to take into account the impact of the Company's acquisition of Stuzo LLC in March 2024 and the divestiture of PAR Government Systems Corporation and Rome Research Corporation at the end of the 2024 second quarter on these performance measures; these transactions were not considered by the Compensation Committee when it established the 2024 STI performance targets at the beginning of the year. The Compensation Committee determined in September 2024 that the adjustments to the STI performance targets were necessary to ensure that the performance measurements remained challenging, yet achievable with exceptional performance.

Mr. Singh

	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	2024 Actual Results	Relative Weight	Weighted Payout
ARR [1]	$190.5 million	$211.7 million	$254.0 million	$212.2 million	50 %	51 %
Non-GAAP Adjusted EBITDA (Total Company) [2]	($20.2) million	($18.4) million	($12.3) million	($10.4) million	50 %	100 %
Combined Payout						151 %

1. Prior to adjustment, the ARR target was $164.8 million. Absent the adjustment, ARR performance would have resulted in a maximum payout of 200%.
2. Prior to adjustment, the Non-GAAP Adjusted EBITDA (Total Company) target was ($28.6 million). Absent the adjustment, Non-GAAP Adjusted EBITDA performance would have resulted in a maximum payout of 200%.

Mr. Menar & Ms. King

Performance Goal	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	2024 Actual Results	Relative Weight	Weighted Payout
ARR [1]	$190.5 million	$211.7 million	$254.0 million	$212.2 million	50 %	51 %
Non-GAAP Adjusted EBITDA (R/R Segment) [2]	($24.8) million	($22.5) million	($15.0) million	($14.4) million	50 %	100 %
Combined Payout						151 %

1. Prior to adjustment, the ARR target was $164.8 million. Absent the adjustment, ARR performance would have resulted in a maximum payout of 200%.
2. Prior to adjustment, the Non-GAAP Adjusted EBITDA (R/R Segment) target was ($32.7 million). Absent the adjustment, Non-GAAP Adjusted EBITDA performance would have resulted in a maximum payout of 200%.

For 2024, the payout of STI awards to our NEOs was determined by multiplying their respective annual STI target opportunities by the payout percentages shown above. As a result of his separation in June 2024, Mr. Nelson was not eligible to receive a STI payment for 2024. Accordingly, the following NEOs earned the STI payouts below:

NEO	2024 STI Target ($)	2024 STI Payout (%)	2024 STI Payment ($)
Savneet Singh	620,000	150.6 %	933,910
Bryan A. Menar	270,000	150.5 %	407,078
Cathy King	208,000	150.5 %	313,137

Long-Term Incentive Compensation

We grant equity awards under the 2015 Equity Incentive Plan to our NEOs to align their interests with our shareholders, incentivize retention, and drive long-term performance. For 2024, we generally maintained the same LTI program as used for 2023 and granted LTI awards in the form of (i) 40% time-vesting RSUs and 60% performance-vesting RSUs ("PRSUs") to our CEO under the ongoing program, and (ii) 100% time-vesting RSUs to our other NEOs. The number of shares of our common stock subject to a LTI award is generally determined based on the LTI target amount and the closing price of our common stock on the date of grant.

The following table reflects the LTI awards granted to our NEOs in March 2024:

NEO	Time Vesting RSUs ($) [1]	Time Vesting RSUs (#)	Performance Vesting RSUs ($) [1]	Performance Vesting RSUs (#)
Savneet Singh [2]	2,880,000	65,723	4,320,000	138,306
Bryan A. Menar	1,000,000	22,820	—	—
Cathy King	800,000	18,256	—	—
Michael D. Nelson	95,000	2,167	—	—

1. The award values in this table differ slightly from the grant date fair values of the awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards table. The award values in this table represent the values targeted by the Compensation Committee while the grant date fair value of each award reported in the Summary Compensation Table and the Grants of Plan-Based Awards table is the award value for accounting purposes, which is based on the Monte Carlo valuation model for PRSUs.
2. This excludes the CEO's 2024 recognition grant, which had a $4.5 million grant value and was awarded outside of the Company's annual LTI program as described below.

2024 Time-Based RSU Awards

Time-vesting RSUs granted to our NEOs pursuant to the annual LTI program in 2024 vest ratably in one-third increments on each of March 1, 2025, March 1, 2026 and March 1, 2027, subject to the NEOs' continued employment through the applicable vesting dates.

CEO 2024 PRSU Award

To closely align our CEO's compensation with the interests of our shareholders and the Company's business strategy, 60% of the CEO's 2024 LTI award was granted as PRSUs. The PRSUs are eligible to vest in tranches over a three-year overall performance period containing three equally weighted one-year, two-year, and three-year measurement periods beginning on January 1, 2024 and ending on each of December 31, 2024, December 31, 2025 and December 31, 2026. PRSUs are earned based on our relative TSR compared to the Information Technology sector of the Russell 2000 Index companies, requiring continued TSR success over short- and long-term measurement periods.

TSR for purposes of the 2024 PRSU award is calculated using (i) the average closing stock price of the Company's common stock and each company in the TSR comparison group over the 20 trading days ending January 1, 2024 as the beginning average share price, and (ii) the average closing stock price of the Company's common stock and each company in the TSR comparison group over the 20 trading days ending December 31 of the end of the applicable measurement period as the ending average share price. To the extent dividends are paid by a company in the peer group during the measurement period, that company's cumulative TSR calculation assumes reinvestment of such dividends in additional shares of the issuing company's common stock on the ex-dividend date.

The following table illustrates the relationship between relative TSR achievement and the percentage of shares eligible to be earned under the 2024 PRSUs. Results between threshold and target and target and maximum performance will be linearly interpolated.

Performance Level	Relative TSR Ranking	Percentage of Target PRSUs Earned
Below Threshold	Below 25th Percentile	0 %
Threshold	25th Percentile	50 %
Target	50th Percentile	100 %
Maximum	75th Percentile	200 %

Achievement of Tranche 1 of the 2024 PRSU Award

As noted above, the first performance period of the 2024 PRSUs ended on December 31, 2024. The Compensation Committee determined that the Company achieved a relative TSR rank in the 89th percentile, resulting in 200% of the first tranche of the 2024 PRSUs becoming earned, or 65,722 PRSUs, which vested upon the Compensation Committee's certification of performance.

Achievement of Tranche 2 of the 2023 PRSU Award

The 2023 PRSUs granted to the CEO contained the same structure as the 2024 PRSUs described above and the second performance period of the 2023 PRSUs also ended on December 31, 2024 (covering the period from January 1, 2023 through December 31, 2024). The Compensation Committee determined that the Company achieved a relative TSR rank in the 90th percentile, resulting in 200% of the second tranche of the 2023 PRSUs becoming earned, or 72,584 PRSUs, which vested upon the Compensation Committee's certification of performance.

CEO 2024 Recognition Grant

In late 2024, the Compensation Committee decided to recognize Mr. Singh's exceptional leadership and performance throughout 2024. In its evaluation of Mr. Singh's compensation, the Committee identified a significant deviation between the compensation benchmarks attributable to the 2024 peer group, which the Committee referenced when it established Mr. Singh's 2024 compensation, and the compensation benchmarks attributable to the 2025 peer group selected by the Committee in September 2024. Specifically, the RSU portion of Mr. Singh's February 2024 equity awards, which at the time of the award was in the 40th percentile of RSU grant values relative to the 2024 peer group, benchmarked at the 25th percentile of RSU grant values when compared to the 2025 peer group. In consideration of this information and the Committee's decision to recognize Mr. Singh's exceptional leadership and performance, the Compensation Committee determined that an additional RSU award, with back-loaded vesting, was appropriate to address the market gap in RSU grant value and properly recognized Mr. Singh for his outstanding leadership and performance in 2024, including the acquisitions of Stuzo LLC and TASK Group Holdings Ltd., the divestiture of PAR Government Systems Corporation and Rome Research Corporation, securing a $90.0 million credit facility, and the refinancing of a portion of the Company's 2026 convertible notes. Accordingly, on December 30, 2024, the Compensation Committee approved a recognition grant to the CEO of 61,282 time-vesting RSUs, with a $4.5 million grant date value, which will vest 15% on January 1, 2026, 15% on January 1, 2027, and 70% on January 1, 2028, respectively, subject to Mr. Singh's continued employment. The back-loaded vesting structure of this equity award is intended to incentivize retention in a shareholder-aligned manner.

Benefits

Our NEOs are eligible to participate in the same benefit plan programs as all other Company employees, including: medical insurance; dental insurance; vision insurance; group life insurance; voluntary benefits; short-term disability coverage; long-term disability coverage; partial reimbursement of health club/gym membership fees; the Company's 401(k) retirement plan ("retirement plan"); and our employee stock purchase plan.

Our retirement plan allows U.S. employees that meet eligibility requirements to contribute pre-tax (401(k)) or post-tax (Roth 401(k)) earnings up to the applicable annual IRS limits. Except for certain excluded employees of PAR Government Systems Corporation, the Company matches 50% of each participating eligible employee's annual contributions to the retirement plan, up to 6% of such employee's compensation for such fiscal year. Company matching contributions are subject to a three-year vesting period. The retirement plan also has a deferred profit-sharing component. Contributions to the profit-sharing component of the retirement plan are made at the discretion of the Board. No profit-sharing contributions were made to the plan in 2024.

Deferred Compensation Plan

While we do sponsor a non-qualified deferred compensation plan for a select group of highly compensated employees, no NEOs participate in the plan.

Other Compensation-Related Policies

Clawback and Forfeiture Policy

Our Clawback and Forfeiture Policy provides for the recoupment of erroneously awarded cash and equity incentive compensation paid to the Company's executive officers, including the NEOs, Section 16 officers and any other officers designated by the Board ("Covered Officers") in the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws. The Clawback and Forfeiture Policy is intended to comply with, and shall be interpreted and administered consistent with, Rule 10D-1 of the Exchange Act and NYSE 303A.14. Further, the Clawback and Forfeiture Policy permits the Compensation Committee to recover time-based and performance-based incentive compensation in the event a Covered Person engages in injurious conduct, including gross or intentional misconduct, embezzlement, theft, fraud or a breach of a fiduciary duty.

Stock Ownership Guidelines

To strengthen the alignment of our executive officers' interests with those of our shareholders, the Company has established stock ownership guidelines mandating that executive officers (including our NEOs) and other officers identified by the Compensation Committee own an amount of the Company's common stock valued as a multiple of his or her annual base salary, as outlined in the table below, within five years of becoming subject to the guidelines.

Position	Guideline
CEO	6x Base Salary
Other Officers	1x Base Salary

The Compensation Committee assesses the stock ownership of officers on an annual basis. Until the officer satisfies the applicable guideline, the officer must retain at least 50% of the net after tax shares of stock acquired upon the vesting of any incentive equity awards granted by the Company. Each NEO who was employed as of the last measurement date had achieved compliance with the necessary ownership requirement.

Mr. Singh's Employment Agreement

We have an amended and restated employment letter with Mr. Singh (the "Employment Letter") that set forth the terms of his employment, including initial base salary, eligibility for short- and long-term incentive compensation, severance entitlements (described further in Potential Payments Upon Termination or Change of Control below), and certain restrictive covenants. Additionally, the Employment Letter provides for a Company-paid long-term disability ("LTD") policy payable in the amount of 60% of his base salary, which payment is reduced by payments made to Mr. Singh under the Company's LTD plan, and a Company-paid life insurance policy in the amount of $5,000,000. In March 2024, we entered into an amendment to the Employment Letter which discontinued our payments for life insurance policy premiums and decreased our payment of his annual physical and medical examination from $15,000 to $2,000.

Equity Grant Timing

We maintain an Equity Grant Policy which was amended in October 2024. Under the Equity Grant Policy, as amended, annual equity awards and out-of-cycle equity awards to employees, including to our NEOs, are granted on the second full NYSE trading day following the Company's filing of its annual report on Form 10-K or quarterly report on Form 10-Q, as applicable, following the date of approval of such awards. Annual equity awards to non-employee directors are granted in conjunction with the annual meeting of shareholders unless such meeting is not during an open trading window, in which case they will be granted on the second full NYSE trading day following the Company's filing of its next annual report on Form 10-K or quarterly report on Form 10-Q, as applicable, under the Equity Grant Policy, as amended. During 2024, the Compensation Committee did not take into account any material nonpublic information when determining the terms of equity incentive awards; however, the annual grants to non-employee directors were delayed to avoid such grants being made during an event specific closed trading window in accordance with the Equity Grant Policy. During 2024, we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation, and we did not grant any stock options or stock appreciation rights.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this proxy statement. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Annual Report on Form 10-K of PAR Technology Corporation for the fiscal year ended on December 31, 2024.

Compensation Committee

Linda M. Crawford (Chair)
Cynthia A. Russo
Narinder Singh
James C. Stoffel

Executive Compensation Tables

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for the years ended December 31, 2024, 2023, and 2022 by our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Savneet Singh CEO and President	2024	620,000	—	13,841,184	—	933,910	11,828	15,406,922
	2023	620,000	—	8,555,929	—	463,140	18,559	9,657,628
	2022	611,346	—	766,800	—	750,200	26,753	2,155,099
Bryan A. Menar Chief Financial Officer	2024	416,000	—	999,972	—	407,078	11,160	1,834,210
	2023	412,923	—	599,985	—	217,942	10,710	1,241,560
	2022	379,713	—	468,515	—	242,000	10,231	1,100,459
Cathy A. King Chief Legal Officer and Corporate Secretary	2024	416,000	—	799,978	—	313,137	13,914	1,543,029
	2023	412,923	—	599,985	—	167,648	13,464	1,194,020
	2022	377,615	—	518,510	—	242,000	11,692	1,149,817
Michael D. Nelson Former President, PAR Government	2024	205,400	—	280,201	—	—	5,444	491,045
	2023	335,500	14,292	84,965	—	159,401	11,142	605,300
	2022	325,000	13,910	64,986	—	143,130	10,446	557,472
Raju Malhotra Chief Product and Technology Officer	2024	202,667	—	25,295	165,036	—	143,355	536,353
	2023	412,923	—	1,499,998	—	293,384	7,546	2,213,851
	2022	400,000	250,000	1,499,976	—	423,500	9,960	2,583,436

1. Amounts shown represent, as applicable, the grant date fair values computed in accordance with FASB ASC Topic 718 of (i) time-vesting RSUs calculated based on the closing price of our common stock ($43.82 for February 29, 2024, and $73.43 for December 30, 2024) and (ii) PRSUs calculated using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $43.82, (b) simulation term of 2.84 years, (c) volatility of 54.88% (d) a dividend yield of 0.00%, and (e) a risk free investment rate of 4.41%. If maximum performance were assumed, the PRSUs granted to Mr. Singh in 2024 would have had a value of $8,639,989. For Mr. Nelson, amounts in this column also include the incremental value of the accelerated vesting of outstanding RSUs in connection with the divestiture of PAR Government Systems Corporation (see "Grants of Plan-Based Awards" below for additional information). For Mr. Malhotra, amounts in this column also include the incremental value of the continued vesting of outstanding RSUs upon his termination without cause by the Company (see "Grants of Plan-Based Awards" below for additional information).

2. Amounts in this column for Mr. Malhotra include the incremental value of the continued vesting of outstanding stock options upon his termination without cause by the Company (see "Grants of Plan-Based Awards" below for additional information).

3. Amounts shown for 2024 represent the STI bonuses earned for 2024 by our NEOs. See "Compensation Discussion and Analysis—2024 Executive Compensation Program—Short-Term Incentive Compensation" for additional information about the STI bonuses for 2024.

4. Amounts shown for 2024 represent 401(k) employer matching contributions ($10,350 – Mr. Singh, $10,350 – Mr. Menar, $10,350 – Ms. King, $4,680 – Mr. Nelson, and $960 – Mr. Malhotra) and the Company's payment of premiums on term life insurance ($938 company paid and $540 group policy - Mr. Singh, $810 – Mr. Menar, $3,564 – Ms. King, $764 – Mr. Nelson, and $239 – Mr. Malhotra). For Mr. Malhotra, amounts also include severance payments paid upon his termination without cause by the Company consisting of: (i) $138,667 in cash severance representing four months of his base salary and (ii) $3,489 representing the employer's portion of his COBRA medical coverage for two months.

Grants of Plan-Based Awards

The following table provides information regarding the grant of plan-based awards to our NEOs in 2024.

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[2] | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)[3] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Savneet Singh			310,000	620,000	1,240,000	–	–	–	–	–	–	–
	2/29/24	2/8/24	–	–	–	–	–	–	65,723	–	–	2,879,982
	2/29/24[4]	2/8/24	–	–	–	49,293	98,585	197,170	–	–	–	6,461,265
	12/30/24	12/30/24	–	–	–	–	–	–	61,282	–	–	4,499,937
Bryan A. Menar			135,200	270,400	540,800	–	–	–	–	–	–	–
	2/29/24	2/8/24	–	–	–	–	–	–	22,820	–	–	999,972
Cathy A. King			104,000	208,000	416,000	–	–	–	–	–	–	–
	2/29/24	2/8/24	–	–	–	–	–	–	18,256	–	–	799,978
Michael D. Nelson			67,600	135,200	270,400	–	–	–	–	–	–	–
	2/29/24	2/8/24	–	–	–	–	–	–	2,167	–	–	94,958
	6/7/24[5]	6/6/24	–	–	–	–	–	–	4,314	–	–	185,243
Raju Malhotra[6]	2/9/24	2/8/24	–	–	–	–	–	–	–	2,360	9.94	100,683
	2/9/24	2/8/24	–	–	–	–	–	–	–	1,681	9.94	64,353
	2/9/24	2/8/24	–	–	–	–	–	–	526	–	–	25,295

1. Reflects NEOs' 2024 STI awards. The threshold and maximum payouts for 2024 were 50% and 200% of the target award, respectively, if the corresponding performance goals are achieved.

2. Represents time-vesting RSUs that vest ratably in one-third increments on March 1, 2025, March 1, 2026 and March 1, 2027, subject to continued employment through the applicable vesting dates, with the exception of time-vesting RSUs granted to Mr. Singh on December 30, 2024, which vest 15%, 15% and 70% on January 1, 2026, January 1, 2027 and January 1, 2028, respectively, subject to Mr. Singh's continued service.

3. Amounts reflect the aggregate grant date fair value of the equity awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures for tax withholding purposes. For each NEO, the grant date fair value of time-vesting RSUs reflects the market value of the shares underlying each time-vesting RSU award based on the closing price of our common stock on the grant date ($43.82 for February 29, 2024, and $73.43 for December 30, 2024).

4. Represents PRSUs granted to Mr. Singh that are eligible to vest based on the extent of achievement of performance targets for the applicable performance period ranging from January 1, 2024 through December 31, 2026 (as discussed above in "Compensation Discussion and Analysis—2024 Executive Compensation Program—Long-Term Incentive Compensation") and subject to Mr. Singh's continued service.

5. On June 6, 2024, the Board approved the acceleration of Mr. Nelson's outstanding RSUs to be effective upon the divestiture of PAR Government Systems Corporation. This amount represents the incremental fair value determined accordance with FASB ASC 718 as of June 7, 2024 in connection with the modification of such awards, calculated based on the closing price of our common stock on such date of $42.94.

6. The Company provided for the continued vesting of certain of Mr. Malhotra's outstanding RSUs, and stock options in connection with his termination of employment without cause in consideration for a release of claims in favor of the Company. These amounts represent the incremental fair value determined in accordance with FASB ASC 718 as of February 9, 2024 in connection with the modification of such awards, calculated based on (i) Black-Scholes value of $48.09 per share on such date for 2,360 stock options, (ii) a Black-Scholes value of $38.28 per share on such date for 1,681 stock options and (iii) the closing price of our common stock on such date of $48.09 for the RSUs.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding stock options, RSUs and PRSUs held by our NEOs as of December 31, 2024.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Savneet Singh	575,000	—	12.64	03/17/30	72,584[2]	5,274,679	72,586[3]	5,274,825
	—	—	—	—	65,722[4]	4,776,018	131,448[5]	9,552,326
	—	—	—	—	6,667[6]	484,491	—	—
	—	—	—	—	48,390[7]	3,516,501	—	—
	—	—	—	—	65,723[8]	4,776,090	—	—
	—	—	—	—	61,282[10]	4,453,363	—	—
Bryan A. Menar	26,000	—	8.82	12/08/27	4,074[6]	296,058	—	—
	3,188	—	22.18	08/13/28	11,167[9]	811,506	—	—
	5,382	—	24.87	08/08/29	22,820[8]	1,658,329	—	—
Cathy A. King	20,000	—	5.12	07/29/26	4,508[6]	327,596	—	—
	3,188	—	22.18	08/13/28	11,167[9]	811,506	—	—
	5,382	—	24.87	08/08/29	18,256[8]	1,326,664	—	—
	960	—	35.17	08/11/30	—	—	—	—
Michael D. Nelson	—	—	—	—	—	—	—	—
Raju Malhotra	—	—	—	—	—	—	—	—

1. Amounts reflect the market value of the shares based on the closing price of our common stock on December 31, 2024 ($72.67).

2. A portion of the PRSUs granted on May 15, 2023 which were eligible to vest based on relative TSR performance during the second performance period of such award from January 1, 2023 through December 31, 2024. These PRSUs vested on March 1, 2025 following certification of performance for such period.

3. A portion of the PRSUs granted on May 15, 2023 based on maximum performance which are eligible to vest based on relative TSR performance during the third performance period of such award from January 1, 2023 through December 31, 2025. The earned PRSUs, if any, will vest on the first day of the last month of the fiscal quarter in which performance is certified following the end of the performance period.

4. A portion of the PRSUs granted on February 29, 2024 which were eligible to vest based on relative TSR performance during the first performance period of such award from January 1, 2024 through December 31, 2024. These PRSUs vested on March 1, 2025 following certification of performance for such period.

5. A portion of the PRSUs granted on February 29, 2024 based on maximum performance which are eligible to vest based on relative TSR performance as to one-half during the second performance period of such award from January 1, 2024 through December 31, 2025 and as to one-half during the third performance period of such award from January 1, 2024 through December 31, 2026. The earned PRSUs, if any, will vest on the first day of the last month of the fiscal quarter in which performance is certified following the end of the applicable performance period.

6. Time-vesting RSUs granted on March 4, 2022. These RSUs vested on March 1, 2025.

7. Time-vesting RSUs granted on May 15, 2023. The RSUs vest ratably in one-third increments on March 1, 2024, March 1, 2025 and March 1, 2026, subject to continued employment through the applicable vesting dates.

8. Time-vesting RSUs granted on February 29, 2024. The RSUs vest ratably in one-third increments on March 1, 2025, March 1, 2026 and March 1, 2027, subject to continued employment through the applicable vesting dates.

9. Time-vesting RSUs granted on March 3, 2023. The RSUs vest ratably on March 1, 2025 and March 1, 2026, subject to continued employment through the applicable vesting dates.

10. Time-vesting RSUs granted on December 30, 2024. The RSUs vest 15% on each January 1, 2026 and January 1, 2027, and 70% on January 1, 2028, subject to continued employment through the applicable vesting dates.

Option Exercises and Stock Vested

The following table provides information regarding options exercised and RSUs and PRSUs that vested during 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercises ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Savneet Singh	—	—	159,602	7,177,241
Bryan A. Menar	8,500	308,231	11,177	483,718
Cathy A. King	—	—	11,924	516,553
Michael D. Nelson	—	—	5,669	243,440
Raju Malhotra	92,709	3,124,247	27,425	1,177,904

1. Amounts reflect the market value of the shares based on the closing price of our common stock on the date of exercise, less the applicable exercise price, excluding the effect of any shares withheld for tax withholding purposes.

2. Amounts reflect the market value of the shares based on the closing price of our common stock on the date of vesting, excluding the effect of any shares withheld for tax withholding purposes.

Potential Payments Upon Termination or Change of Control

The amounts in the following table generally estimate potential payments that would have been paid if an NEO's employment terminated or a change of control occurred effective December 31, 2024, under each of the circumstances specified below. Messrs. Nelson and Malhotra are not included in the table below because their employments terminated during 2024. Additional information regarding their terminations are included under "NEO Separations" below.

Name	Cash Severance Payment ($)	Continuation of Medical/ Welfare Benefit ($) [1]	Acceleration and Continuation of Equity Awards ($) [2]	Total Termination Benefits ($)
Savneet Singh[3]				
Voluntary Termination or Resignation Without Good Reason	11,923	—	—	11,923
Without Cause or For Good Reason[4]	1,720,643	34,794	18,255,939	20,011,376
Without Cause or For Good Reason During Change of Control Protection Period[5]	1,875,643	41,753	18,255,939	20,173,335
Death[6]	1,445,643	—	18,255,939	19,701,582
Bryan A. Menar[7]				
Voluntary Termination or Resignation Without Good Reason	8,000	—	—	8,000
Without Cause or For Good Reason	8,000	—	—	8,000
Without Cause During Change of Control Protection Period[8]	8,000	—	2,765,893	2,773,893
Death[9][10]	924,000	—	2,765,893	3,689,893
Cathy A. King[11]				
Voluntary Termination or Resignation Without Good Reason	8,000	—	—	8,000
Without Cause or For Good Reason	8,000	—	—	8,000
Without Cause During Change of Control Protection Period[12]	8,000	—	2,465,766	2,473,766
Death[9][13]	508,000	—	2,465,766	2,973,766

1. Amounts reflect the present value of continued medical and welfare benefit plan participation based on rates as of January 1, 2025.
2. Amounts reflect the market value of the shares underlying equity awards based on the closing price of our common stock on December 31, 2024 ($72.67).
3. Mr. Singh's potential termination payments are based on his Employment Letter. Upon termination of his employment for any reason, Mr. Singh would receive his accrued but unpaid base salary, accrued but unused vacation ($11,923), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. With the exception of a voluntary termination or resignation without good reason, Mr. Singh would receive the cash value of his STI payment for 2024 totaling $933,720. Any COBRA continuation of medical/welfare benefits for Mr. Singh includes the full value of medical, dental, and vision insurance (estimated at $2,320 per month).

4. Upon a termination without cause or for good reason, Mr. Singh would receive 15 months of base salary severance; his earned, but unpaid STI bonus for 2024; and 15 months of COBRA continuation. In addition, Mr. Singh's unvested RSUs would vest as if he remained employed for 15 months following termination, and his PRSUs that would have vested if he remained employed for 15 months following termination would remain eligible to vest based on the actual level of achievement during the performance period in which his employment was terminated. Payment of separation payments to Mr. Singh is subject to the Company's receipt of a fully executed and effective release, continued compliance with their respective non-disclosure agreements and any post-employment covenants set forth in the Employment Letter.

5. Upon a termination without cause or for good reason during the change of control protection period (from the three months before to 13 months following the change in control), Mr. Singh would receive 18 months of severance; his earned, but unpaid STI bonus for 2024, and 18 months of COBRA continuation. In addition, Mr. Singh's unvested RSUs would fully vest and Mr. Singh's PRSUs (which would have converted into time-vesting RSUs upon the change in control) would vest.

6. Upon termination due to death or disability, Mr. Singh's unvested time-vesting RSUs would vest on a prorated basis and a prorated portion of his PRSUs would remain eligible to vest based on actual performance.

7. Upon termination of his employment for any reason, Mr. Menar would receive his accrued but unpaid base salary, accrued but unused vacation ($8,000), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. Mr. Menar's potential payments upon termination for acceleration and continuation of equity awards are based on the terms of the grant agreements covering his equity awards outstanding at termination.

8. Upon a change of control, a portion of Mr. Menar's unvested time vesting restricted stock units would fully vest at a value of $1,107,563. Upon a termination without cause during a change of control protection period, a portion of Mr. Menar's unvested time vesting restricted stock units at a value of $1,658,329 would also fully vest.

9. Our NEOs are insured for basic life insurance (premiums paid by the Company) in the amount of $500,000, which is the policy maximum. Mr. Menar is insured for supplemental life insurance (premiums paid by himself) in the amount of $416,000.

10. Upon a termination due to death, Mr. Menar's unvested time-vesting RSUs would vest.

11. Upon termination of her employment for any reason, Ms. King would receive her accrued but unpaid base salary, accrued but unused vacation ($8,000), unreimbursed business expenses and nonforfeitable benefits under the terms of any welfare benefit plan or retirement benefit plan maintained by the Company. Ms. King's potential payments upon termination are based on the terms of the grant agreements covering her equity awards outstanding at termination.

12. Upon a change of control, a portion of Ms. King's unvested time vesting restricted stock units would fully vest at a value of $1,139,102. Upon a termination without cause during a change of control protection period, a portion of Ms. King's unvested time vesting restricted stock units at a value of $1,326,664 would also fully vest.

13. Upon a termination due to death, Ms. King's unvested time-vesting RSUs would vest.

NEO Separations

In connection with our divestiture of PAR Government Systems Corporation, Mr. Nelson's employment terminated in June 2024. Other than the acceleration of his outstanding RSUs, Mr. Nelson did not receive any severance payments upon his termination.

Mr. Malhotra's employment was terminated by the Company without cause effective February 9, 2024. In consideration for his execution and non-revocation of a release of claims in favor of the Company, Mr. Malhotra received the following separation payments and benefits: (i) severance payments equal to four months of his base salary and the Company's payment of the employer's portion of his COBRA medical coverage for two months, (ii) payment of his 2023 STI bonus based on actual performance, and (iii) continued vesting in (A) the portion of his RSUs otherwise scheduled to vest in early March 2024, and (B) the portion of his time-based stock options otherwise scheduled to vest in February 2024 and March 2024. The remainder of his unvested equity awards were forfeited upon his termination in accordance with the terms of the applicable award agreements.

CEO Pay Ratio

As set forth in the Summary Compensation Table, our CEO's annual total compensation for 2024 was $15,406,922. Our median employee's annual total compensation for 2024 was $68,819 resulting in a CEO pay ratio of 224:1.

For purposes of determining the 2024 CEO pay ratio, our median employee for 2024 was identified using the following methodology and material assumptions, adjustments, and estimates:

- We identified the individuals employed by the Company and its consolidated subsidiaries as of December 31, 2024, including full-time, part-time, seasonal and temporary workers for a total of 1,312 employees (excluding the CEO).

- As permitted by the SEC rules, we did not include 212 employees of TASK Group Holdings Ltd. and its affiliated entities acquired in July 2024 and 82 employees of Delaget LLC acquired in December 2024.

- As permitted by the SEC rules, we excluded 69 employees located outside the United States from the 1,381 total employees (which excludes those employees noted above due to acquisitions). The countries in which such excluded employees are located are Serbia (52 employees), Spain (8 employees), United Arab Emirates (6 employees), and United Kingdom (3 employees).

- We annualized compensation for employees who were employed for less than the full fiscal year 2024.

- We reviewed the Company's payroll records and ranked all included Company employees high to low based on their IRS Form W–2 Box 5 compensation (or country equivalent wages) as of December 31, 2024. For employees receiving their compensation in a currency other than USD, we converted their compensation into USD using the exchange rate as of December 31, 2024.

- We calculated the annual total compensation of our median employee for 2024 using the same rules that apply to reporting the annual total compensation of our NEOs, including our CEO, in the Summary Compensation Table.

The CEO pay ratio information is being provided for the purposes of compliance with the pay ratio disclosure requirement and is intended to be a reasonable estimate calculated in a manner consistent with the SEC rules. Neither the Company's Compensation Committee nor the Company's management used the CEO pay ratio in making compensation recommendations or decisions.

Given the different methodologies that various public companies use to determine their estimates of pay ratio, including the different assumptions, exclusions, estimates and methodologies allowed under the SEC rules, and differing employment and compensation practices among companies, our reported pay ratio may not be comparable to the pay ratio reported by other companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K of the Exchange Act, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to Compensation Discussion and Analysis above.

Year	Summary Compensation Table Total for the PEO ($) [1][2]	Compensation Actually Paid to the PEO ($) [3]	Average Summary Compensation Table Total for the Non-PEO NEOs ($) [2]	Average Compensation Actually Paid to the Non-PEO NEOs ($) [3]	Value of Initial Fixed $100 Investment Based On:		Net Income (Loss) ($ in thousands) [6]	Non-GAAP Adjusted EBITDA ($ in thousands) [7]
					Total Shareholder Return ($) [4]	Peer Group Total Shareholder Return ($) [5]		
2024	15,406,922	30,904,810	1,101,159	978,020	236.40	162.79	(4,987)	(6,350)
2023	9,657,628	15,184,662	1,310,110	1,858,109	141.64	131.92	(69,752)	(25,783)
2022	2,155,099	(7,771,695)	1,347,796	649,506	84.81	103.62	(69,319)	(18,845)
2021	1,124,454	1,928,070	516,345	1,617,502	171.67	162.45	(75,799)	(17,793)
2020	8,220,228	55,524,053	447,781	1,024,510	204.26	142.50	(36,562)	(12,453)

1. Savneet Singh served as the principal executive officer ("PEO") of the Company for 2020, 2021, 2022, 2023, and 2024.

2. The dollar amounts reported as total compensation for the Company's PEO and the average of the amounts reported for the Company's other NEOs as a group (excluding the PEO) for each corresponding year are the amounts reported in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – 2024 Summary Compensation Table" of this Proxy Statement and the Company's proxy statements for 2020, 2021, and 2022. The names of each of the NEOs (excluding the PEO) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, 2023, and 2022, Bryan A. Menar, Cathy King, Raju Malhotra, and Michael Nelson; (ii) for 2021, Bryan A. Menar, Raju Malhotra, Michael Nelson, and Matthew R. Cicchinelli; and (iii) for 2020, Bryan A. Menar and Matthew R. Cicchinelli.

3. The dollar amounts reported as "compensation actually paid" to the PEO and the average amount reported as "compensation actually paid" to the NEOs as a group (excluding the PEO), are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to such PEOs and NEOs during the applicable year. The valuation methodologies and assumptions used when calculating the equity values included in compensation actually paid are not materially different than those used when calculating the amounts included in the Summary Compensation Table. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the PEOs' total reported compensation and non-PEO NEOs' average total reported compensation for each year to determine the compensation actually paid:

2024 Adjustments	PEO ($)	Average for Non-PEO NEOs ($)
Reported Summary Compensation Table Total	15,406,922	1,101,159
Less, value of Stock Awards and Option Awards reported in Summary Compensation Table	(13,841,184)	(567,621)
Plus, year-end fair value of outstanding and unvested equity awards granted during the year	22,827,604	746,249
Plus (less), change in fair value from prior year-end to fiscal year-end of outstanding and unvested equity awards granted during prior years	6,305,547	225,146
Plus, fair value as of vesting date of equity awards granted in fiscal year than vested during the fiscal year	—	23,263
Plus (less), change in fair value from prior year-end to vesting date of equity awards granted in prior years that vested during the year	205,921	(6,992)
Less, fair value as of prior year-end of equity awards granted in prior years that failed to meet vesting conditions during the fiscal year	—	(543,184)
Equals, Compensation Actually Paid	30,904,810	978,020

4. Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends on our common stock for the measurement period (if any), assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

5. Represents the peer group TSR. The peer group used for this purpose is the Russell 2000 Technology Index.

6. The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

7. The dollar amounts reported represent the amount of adjusted EBITDA reflected in the Company's audited financial statements for the applicable year (see "Compensation Discussion and Analysis—2024 Executive Compensation Program—Short-Term Incentive Compensation" above for more information). For 2024, adjusted EBITDA excludes income from discontinued operations related to the divestiture of PAR Government Systems Corporation.

Description of Certain Relationships between Information Presented in the Pay Versus Performance Table

As described in more detail above in the Compensation Discussion and Analysis, our executive compensation programs reflect a variable pay-for-performance philosophy. While we use multiple performance measures to align executive compensation with our performance, all of those performance measures are not presented in the Pay Versus Performance table. Moreover, we generally seek to incentivize long-term term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with the SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation actually paid is significantly influenced by changes in our stock price and has thus varied from year to year. In particular, compensation actually paid in 2024 was heavily influenced by our stock price increasing 69% from the beginning to the end of the year, which in turn had a meaningful positive impact on the value of our NEOs' equity awards that year (including an increase of the estimated earn out level of in-progress relative TSR PRSUs).

PAR & Peer TSR vs. Compensation Actually Paid



PAR Technology Net Income vs. Compensation Actually Paid





PAR Technology Adjusted EBITDA vs. Compensation Actually Paid

Legend: PEO CAP | Average Non-PEO NEO CAP ($M) | Adjusted EBITDA ($M)

Most Important Performance Measures

As described in greater detail in the Compensation Discussion and Analysis, our executive compensation programs reflect a variable pay-for-performance philosophy. The metrics that we use for both long-term and short-term incentive awards are selected with the goal of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures we used to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

Most Important Financial Performance Measures
Non-GAAP Adjusted EBITDA (Total Company)
Annual Recurring Revenue (ARR)
Non-GAAP Adjusted EBITDA (R/R Segment)

Proposal 2.

Approval of Amendments to PAR's Bylaws to Enhance Advance Notice Procedures and to Make Certain Other Administrative, Technical, and Conforming Changes

PAR's Board of Directors has adopted and declared advisable, and resolved to recommend to the Company's shareholders that they approve and adopt, amendments to the Company's Bylaws to (a) enhance the procedural mechanics and disclosure requirements relating to proposals of business and, including the requirement under the federal proxy rules to use a "universal proxy card" in public solicitations involving director election contests ("universal proxy rules"), director nominations made by shareholders and (b) make certain other administrative, technical, and conforming changes (the "Proposed Bylaw Amendments").

The following description is a summary only and is qualified in its entirety by reference to Appendix A to this proxy statement, which marks those changes specifically (additions to the Bylaws are indicated by bold and underlining and deletions are indicated by a strikethrough).

Purpose and Effect of the Proposed Bylaw Amendments

Summary of Amendments to Advance Notice Procedures

As part of the Proposed Bylaw Amendments, Section 3 of Article III of the Bylaws would be amended to require additional background information and disclosures regarding proposing shareholders, proposed director nominees, and certain other control persons (as defined below) related to a shareholder's director nominations. Specifically, Section 3 of Article III, as amended, would require that the proposing shareholder's notice contain the following additional information with respect to each proposed director nominee:

- a completed and signed questionnaire in the same form as required of PAR's directors and director nominees; and

- a written statement executed by the proposed director nominee (i) confirming the proposed director nominee consents to being named as a nominee in a proxy statement and form of proxy relating to the meeting at which directors are to be elected in accordance with universal proxy rules and to serving as a director if elected, and currently intends to serve as a director for the full term for which the proposed director nominee is standing for election and (ii) making certain other standard representations, including regarding disclosure relating to third-party compensation and indemnification, certain voting arrangements and compliance with various Company policies related to board members.

Additionally, Section 3 of Article III, as amended, would require that the proposing shareholder's notice also contain the following additional information:

- the name and address of any beneficial owner on whose behalf the nomination is made and any affiliate who controls either of the proposing shareholder or beneficial owner, directly or indirectly (a "control person") and the class and number of shares of PAR stock beneficially owned by such persons;

- a representation that the shareholder (or a qualified representative of the shareholder) intends to appear at the meeting to propose the nomination; and

- in the case of any solicitation that is subject to Rule 14a-19 of the Exchange Act, a representation confirming that the proposing shareholder, beneficial owner, control person or any other participant will deliver a proxy statement and form of proxy to holders of at least 67% of the voting power of PAR's stock entitled to vote generally in the election of directors and a representation that after soliciting such holders of PAR's stock, such shareholder, beneficial owner, control person or participant will provide PAR with documents specifically demonstrating that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of such percentage of PAR's stock.

Section 3 of Article III, as amended, would also (i) require the proposing shareholder (and any beneficial owner on whose behalf a nomination is made or other business is proposed, and if such shareholder or beneficial owner is an entity, any control person) to comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in Section 3 of Article III of the Bylaws and (ii) clarify that the chairperson of the meeting, or any other person designated by the Board, has the authority to determine whether a shareholder nomination proposed to be brought before a meeting was made or proposed in accordance with Section 3 of Article III and, if not so made, has authority to disregard it, notwithstanding that proxies and votes in respect of any such nomination or other business may have been received by PAR.

As part of the Proposed Bylaw Amendments, certain changes would also be made to Section 7(b) of Article II, which relates to proposals of business made by shareholders. Specifically, Section 7(b) of Article II, as amended, would, among other things, require that the proposing shareholder's notice contain (i) the name and address of any beneficial owner on whose behalf the proposal is made and any control person, the class and number of shares of PAR stock beneficially owned by such persons, and any material interest of such persons in the proposed business and (ii) a representation that the shareholder (or a qualified representative of the shareholder) intends to appear at the meeting to propose such business. Section 7(b) of Article II, as amended, would also clarify that the description of the business desired to be brought before the meeting included in the proposing shareholder's notice is required to include the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment.

Reason for Proposed Amendments to Advance Notice Procedures

Advance notice requirements provide companies with advance notice of a shareholder's intention to nominate directors for election to a company's board or to propose other business to be considered at a shareholder meeting. Currently, our advance notice requirements with respect to director nominees or other business are provided in Section 7 of Article II and Section 3 of Article III of our Bylaws. These requirements are intended to give PAR, the Board and our shareholders sufficient time, and the necessary information, to make an informed judgment about how to respond, consider and ultimately act on such director nominations or other business.

After careful consideration and a review of the Bylaws, the Board determined that it was appropriate and in the best interests of the Company and its shareholders to enhance the procedural mechanics and disclosure requirements relating to proposals of business and director nominations made by shareholders. The Board considered recent amendments to advance notice procedures made by other public companies following the adoption of the "universal proxy rules," as well as developments in Delaware law relating to such matters. The Board believes the Proposed Bylaw Amendments will better enable PAR, the Board and its shareholders to make an informed judgment about how to respond, consider and ultimately act on proposals of business and director nominations made by shareholders, without being overly burdensome or restrictive to shareholders that seek to propose such matters at a meeting of shareholders. In preparing the Proposed Bylaw Amendments, we have sought to minimize the changes being made to the advance notice procedures and have taken a measured approach that the Board believes strikes an appropriate balance between gathering relevant and important information while at the same time not being overly onerous.

Certain Other Administrative, Technical, and Conforming Changes

The Proposed Bylaw Amendments will also make certain other administrative, technical, and conforming changes, which we believe are immaterial changes that do not substantively affect shareholder rights, including the following changes:

- amend Section 6 of Article III to change the threshold required to call a special meeting of the Board of Directors from two directors to a majority of the directors then in office; and

- replace references throughout the Bylaws to chairman with the gender-neutral term "chairperson."

Effectiveness and Vote Required

The Proposed Bylaw Amendments will become effective upon approval by shareholders. If our shareholders do not approve the Proposed Bylaw Amendments, the amendments described in this Proposal 2 will not become effective and the relevant sections of the Bylaws will remain unchanged. Approval of the Proposed Bylaw Amendments is not conditioned on the approval of any other proposal.

Approval of the Proposed Bylaw Amendments requires the affirmative vote of 66 2/3% of the shareholders entitled to vote generally for the election of directors, voting together as a single class. Abstentions and broker non-votes, if any, will have the effect of a vote against the Proposed Bylaw Amendments.

 The Board of Directors unanimously recommends a vote **FOR** the approval of the Proposed Bylaw Amendments.

Proposal 3.

Approval of an Amendment to PAR's Certificate to Limit the Liability of Certain Officers as Permitted by Delaware Law

PAR's Board of Directors has adopted and declared advisable, and resolved to recommend to the Company's shareholders that they approve and adopt, an amendment to the Company's Certificate to add a new Article Thirteenth providing for the elimination of monetary liability of certain officers of the Company in certain limited circumstances (the "Proposed Exculpation Amendment"). The current exculpation protections available to the directors, as set forth in Article Twelfth of the Certificate, remain unchanged as a result of the Proposed Exculpation Amendment. The following description is a summary only and is qualified in its entirety by reference to Appendix B to this proxy statement, which marks those changes specifically (additions to the Certificate are indicated by bold and underlining).

Purpose and Effect of the Proposed Exculpation Amendment

Pursuant to and consistent with Section 102(b)(7) of the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (the "DGCL"), Article Twelfth of the Certificate already eliminates the monetary liability of directors for breaches of the duty of care to the extent permitted by the DGCL. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit Delaware corporations to include in their certificates of incorporation limitations of monetary liability for certain officers of the Company consisting of: (i) the president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) individuals who are or were identified in the corporation's public filings as its most highly compensated officers; and (iii) individuals who, by written agreement with the corporation, consented to be identified as officers for purposes of accepting service of process (together, "covered officers").

Consistent with Section 102(b)(7) of the DGCL, the Proposed Exculpation Amendment would only permit limiting the liability of covered officers of the Company for breaches of the fiduciary duty of care for direct claims. Like the provision limiting the liability of directors, the Proposed Exculpation Amendment does not permit the elimination of liability of covered officers for:

- any breach of the duty of loyalty to the Company or its shareholders;
- any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or
- any transaction from which the officer derived an improper personal benefit.

In addition, the Proposed Exculpation Amendment does not permit the limitation of liability of covered officers of the Company in certain actions brought by the Company itself and claims brought by shareholders in the name of the Company, such as derivative claims.

PAR's Board of Directors believes that it is important to extend exculpation protection to the covered officers, to the fullest extent permitted by the DGCL, to better position the Company to attract and retain qualified and experienced officers. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. Aligning the protections available to our covered officers with those available to our directors to the extent such protections are available under the DGCL would empower our covered officers to exercise their business judgment in furtherance of shareholder interests without the potential for distraction posed by the risk of personal liability.

Notwithstanding the foregoing, consistent with the language for exculpation of directors currently included in Article Twelfth of the Certificate, the Proposed Exculpation Amendment also provides that if, at any time after it becomes effective, the DGCL is amended to authorize any further elimination or limitation of the personal liability of a corporation's officers (including any change in the roles deemed to be covered officers for purposes of Section 102(b)(7) of the DGCL), then such liability shall automatically be eliminated or limited to the fullest extent permitted by the DGCL, as so amended, with respect to the Company's covered officers (including with respect to any role newly deemed to be a covered officer for purposes of Section 102(b)(7)).

Taking into account the narrow class and type of claims for which covered officers currently would be exculpated, and the benefits PAR's Board of Directors believes would accrue to the Company and its shareholders—enhancing our ability to attract and retain talented officers and potentially reducing future litigation costs associated with frivolous lawsuits—PAR's Board of Directors determined that the Proposed Exculpation Amendment is in the best interests of the Company and its shareholders.

Effectiveness and Vote Required

The Company's covered officers will receive the protections from liability afforded by the Proposed Exculpation Amendment effective upon the Company filing a Certificate of Amendment setting forth the Proposed Exculpation Amendment with the Delaware Secretary of State, which we anticipate doing as soon as practicable following shareholder approval of the Proposed Exculpation Amendment. PAR's Board of Directors reserves the right to elect to abandon the Proposed Exculpation Amendment at any time before it becomes effective even if it is approved by the shareholders. If our shareholders do not approve the Proposed Exculpation Amendment, the Certificate will not include a new Article Thirteenth and our covered officers will not be entitled to exculpation under the DGCL, and a Certificate of Amendment setting forth the Proposed Exculpation Amendment will not be filed with the Delaware Secretary of State. Approval of the Proposed Exculpation Amendment is not conditioned on the approval of any other proposal.

Approval of the Proposed Exculpation Amendment requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our common stock. Abstentions and broker non-votes, if any, will have the effect of a vote against the Proposed Exculpation Amendment.

 The Board of Directors unanimously recommends a vote **FOR** the approval of the Proposed Exculpation Amendment.

Proposal 4.

Non-Binding Advisory Vote to Approve the Compensation of the Company's Named Executive Officers ("Say-on-Pay Vote")

The Board and our Compensation Committee are committed to strong corporate governance practices and to executive compensation programs that align the interests of our executives with those of our shareholders. We believe our compensation programs have been structured to align the interests of our executives with those of our shareholders, by balancing near-term results with long-term success, and to enable us to attract, retain, and reward our executive officers for delivering shareholder value. The compensation paid to our NEOs in 2024 is disclosed in the narrative discussion and compensation tables described in detail under the heading "Compensation Discussion and Analysis" of this proxy statement.

Vote Required

This proposal will be approved if a majority of the votes cast vote "For" this proposal. As an advisory vote in accordance with Section 14A of the Exchange Act, this proposal is not binding on the Company, the Board, or the Compensation Committee and failure to approve this proposal will have no effect. However, the Board and the Compensation Committee value the opinions expressed by our shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

 The Board of Directors unanimously recommends a vote **FOR** the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this proxy statement pursuant to SEC rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.

The next non-binding advisory vote regarding the compensation paid to our NEOs will be held at the 2026 annual meeting of shareholders, unless the Company announces otherwise following the Board's consideration of the advisory vote in Proposal 5 of this proxy statement regarding the frequency of future Say-on-Pay Votes.

Proposal 5.

Non-Binding Advisory Vote on the Frequency of Future Say-on-Pay Votes

As described in Proposal 4 above, the Company's shareholders have the opportunity to cast an advisory vote to approve the compensation paid to the Company's NEOs. We are required, at least once every six years, to hold a vote regarding the frequency of holding future advisory votes on the compensation of our NEOs. In accordance with Section 14A of the Exchange Act and Rule 14a-21(b), we are asking our shareholders to indicate whether future advisory votes to approve the compensation of our NEOs should be held every year, every two years, or every three years. Our prior vote on the frequency of future advisory votes to approve the compensation of our NEOs occurred at our 2019 annual meeting of shareholders. At that meeting, our shareholders agreed with the Board's recommendation and voted in favor of holding advisory votes to approve the compensation of our NEOs every year; upon consideration of our shareholders' vote, the Board adopted an annual shareholder advisory vote on the compensation of our NEOs. The Board continues to believe that shareholders should have the opportunity to cast an advisory vote on the compensation of our NEOs every year. In making its recommendation, the Board considered that we make compensation decisions and review compensation policies and practices annually and determined that an annual advisory vote on the compensation of our NEOs is most appropriate to provide more frequent shareholder input on our compensation philosophy, policies, and practices.

Vote Required

The frequency that receives the affirmative vote of at least a majority of the votes cast will be considered the frequency selected by shareholders. Shareholders may vote for the frequency of "1 Year," "2 Years," "3 Years" or "Abstain." Because this proposal has four choices, it is possible that no choice will receive a majority of the votes cast. Therefore, the Board will consider the choice that receives the highest number of votes as the choice supported by shareholders.

 As with the vote in Proposal 4, this vote is advisory and not binding on the Company, the Board or the Compensation Committee and will not be construed as overruling any decision of the Company or the Board. However, we value the opinions of our shareholders, and to the extent there is any significant vote in favor of one frequency over the other frequency options, the Company will consider the shareholders' preference.



The Board of Directors unanimously recommends a vote of **"1 YEAR"** as the frequency of future advisory votes to approve the compensation of our Named Executive Officers.

Proposal 6.

Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Its Fiscal Year Ending December 31, 2025

We are requesting your vote to ratify the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2025. Deloitte & Touche LLP served as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 requires the affirmative vote of a majority of votes cast on this proposal. Ratification of the selection of Deloitte & Touche LLP by shareholders is not required by the Bylaws or otherwise and will have no effect if not approved. However, as a matter of policy, such selection is being submitted to the shareholders for ratification at the Annual Meeting because the Board considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

 The Board of Directors unanimously recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2025.

Principal Accounting Fees and Services

The following table shows the fees billed for audit and other services provided by Deloitte & Touche LLP for the fiscal years ended December 31, 2024 and December 31, 2023:

Type of Fees	Fiscal Year Ended December 31,	
	2024	2023
Audit Fees[1]	$ 1,837,123	$ 1,079,215
Audit-Related Fees	—	—
Tax Fees[2]	104,832	—
All Other Fees[3]	18,185	—
Total:	**$1,960,140**	**$ 1,079,215**

1. Audit Fees are fees for professional services provided in connection with the audit of the Company's financial statements and review of the Company's interim financial statements included in quarterly reports and services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements. Fiscal year ended December 31, 2024, includes fees related to consents issued for certain registration statements.
2. Tax Fees are fees for professional services provided in connection with tax related compliance.
3. All Other Fees are fees associated with the preparation of the Scheme Booklet in relation to the Company's acquisition of TASK Group Holdings Ltd.

All auditing services and permitted non-audit services, including the fees and terms thereof, performed by Deloitte & Touche LLP are pre-approved by the Audit Committee.

One or more representatives of Deloitte & Touche LLP are expected to attend the Annual Meeting, where they will have the opportunity to make a statement, if they so desire, and be available to answer appropriate questions.

Equity Compensation Plan Information

The following table summarizes information about our compensation plans under which shares of our common stock are authorized for issuance as of December 31, 2024.

Plan Category	Shares of common stock to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Shares of common stock available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the Company's shareholders	1,820,173 $	13.46	3,224,154[1]
Equity compensation plans not approved by the Company's shareholders	—	—	—
Total[2]	1,820,173 $	13.46	3,224,154

1.   Reflects 301,677 shares available for issuance under the PAR Technology Corporation 2021 Employee Stock Purchase Plan and 2,922,477 shares available for issuance under the 2015 Equity Incentive Plan.

2.   The table does not include 15,451 shares issuable upon exercise of outstanding options that were assumed by the Company in connection with the acquisition of Punchh Inc. in April 2021 (which have a weighted-average exercise price of $8.68).

2026 Annual Meeting

Shareholder Proposals

For a shareholder proposal under Rule 14a-8 to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices not later than December 18, 2025. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in Company-sponsored proxy materials.

For a shareholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the shareholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary not more than 90 days nor less than 60 days before next year's annual meeting. However, in the event the Company provides less than 70 days' notice or prior public disclosure of the date of next year's annual meeting, a shareholder's proposal must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure was made.

Proposals should be addressed to our Corporate Secretary at PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Director Nominations and Deadlines

Our Bylaws permit shareholders to nominate directors for consideration at an annual meeting. To nominate a director for consideration at an annual meeting, a nominating shareholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws. To nominate a director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), the nomination must be received by the Corporate Secretary not more than 90 days nor less than 60 days before next year's annual meeting. However, in the event the Company provides less than 70 days' notice or prior public disclosure of the date of next year's annual meeting, a shareholder's nomination must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure was made.

In addition, to comply with SEC regulations under Rule 14a-19, the SEC's universal proxy rule, if a shareholder intends to solicit proxies in support of director nominees submitted under our Bylaws for next year's annual meeting, then we must receive proper written notice that sets forth all the information required by Rule 14a-19 by April 3, 2026 (or, if next year's annual meeting is called for a date that is more than 30 days before or more than 30 days after the first anniversary of this year's annual meeting, then notice must be provided not later than the close of business on the later of the 60th day prior to the date of next year's annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our Bylaws as described above.

Director nominations and notices under Rule 14a-19 should be addressed to our Corporate Secretary at PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

By Order of the Board of Directors,



Cathy A. King
Corporate Secretary

April 17, 2025

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including financial statements thereto but not including exhibits, is available without charge upon written request to: PAR Technology Corporation, Attn: Investor Relations, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413.

Appendix A

Amendments to PAR's Bylaws to Enhance Advance Notice Procedures and to Make Certain Other Administrative, Technical, and Conforming Changes

BYLAWS OF

PAR TECHNOLOGY CORPORATION

AS AMENDED AND RESTATED ~~February 8~~[•], 20245

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of PAR Technology Corporation (the "Corporation") shall be fixed in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the "Certificate of Incorporation").

Section 2. Other Offices. The Corporation may also have an office or offices and keep the books and records of the Corporation, except as otherwise may be required by law, in such other place or places, either within or without the State of Delaware, as the Corporation may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. Place of Annual Meetings. The annual meeting of shareholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board of Directors (the "Board" or the "Board of Directors") shall fix. The Board of Directors may postpone, reschedule or cancel any annual meeting of shareholders previously scheduled by the Board.

Section 2. Meetings by Remote Communication. The Board may, in its sole discretion, determine that a meeting of shareholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "DGCL"). If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, shareholders and proxyholders not physically present at a meeting of shareholders may, by means of remote communication: (a) participate in a meeting of shareholders; and (b) be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that: (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a shareholder or proxyholder; (b) the Corporation shall implement reasonable measures to provide such shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (c) if any shareholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 3. Special Meetings. Except as required by law, and subject to the rights of holders of any series of Preferred Stock, established pursuant to Article Fourth of the Certificate of Incorporation, a special meeting of shareholders may be called at any time by the Board of Directors, the ~~Chairman~~**Chairperson** or the President, and shall be called only by the Board of Directors or the ~~Chairman~~**Chairperson** or the President pursuant to a resolution approved by a majority of the then authorized number of Directors of the Corporation (as determined in accordance with Section 2 of Article III of these Bylaws). Any such calls must specify the matter or matters to be acted upon at such meeting and only such matter or matters shall be acted upon thereat.

Section 4.   Notice of Meetings.

(a)   Except as otherwise may be required by law, notice of each meeting of shareholders, whether an Annual Meeting or a special meeting shall state the place, if any, date and hour of the meeting, the record date for determining shareholders entitled to vote at the meeting, the means of remote communication, if any, by which shareholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice shall be given not less than 10 nor more than 60 days before the date of said meeting, to each shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.

(b)   Except as otherwise required by law, notice may be given in writing directed to a shareholder's mailing address as it appears on the records of the Corporation and shall be given: (i) if mailed, when notice is deposited in the U.S. mail, postage prepaid; and (ii) if delivered by courier service, the earlier of when the notice is received or left at such shareholder's address.

(c)   So long as the Corporation is subject to the Securities and Exchange Commission's proxy rules set forth in Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), notice shall be given in the manner required by such rules. To the extent permitted by such rules, notice may be given by electronic transmission directed to the shareholder's electronic mail address, and if so given, shall be given when directed to such shareholder's electronic mail address unless the shareholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the DGCL. If notice is given by electronic mail, such notice shall comply with the applicable provisions of Sections 232(a) and 232(d) of the DGCL.

(d)   Notice may be given by other forms of electronic transmission with the consent of a shareholder in the manner permitted by Section 232(b) of the DGCL and shall be deemed given as provided therein.

(e)   An affidavit that notice has been given, executed by the Secretary of the Corporation, Assistant Secretary or any transfer agent or other agent of the Corporation, shall be prima facie evidence of the facts stated in the notice in the absence of fraud. Notice shall be deemed to have been given to all shareholders who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a-3(e) under the Exchange Act and Section 233 of the DGCL.

(f)   When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice of the adjourned meeting need not be given if the time, place, if any, thereof, and the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting was (i) announced at the meeting at which the adjournment was taken; (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable shareholders and proxyholders to participate in the meeting by means of remote communication; or (iii) set forth in the notice of meeting in accordance with this Section 4. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.. If after the adjournment a new record date for shareholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 6 of Article VI, and shall give notice of the adjourned meeting to each shareholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. Whenever any notice is required to be given under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof, given by the shareholder entitled to such notice in writing or by electronic transmission, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a shareholder at the meeting shall constitute a waiver of notice of such meeting, except when the shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 5.   Quorum. At each meeting of shareholders of the Corporation, the holders of shares having a majority of the voting power of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall be present or represented by proxy to constitute a quorum for the transaction of business, except as otherwise provided by law; provided, however, that where a separate vote by a class or series or classes or series is required, the holders of a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.

Section 6.   Adjournments. Regardless of whether a quorum is present at any meeting of shareholders or any adjournment or adjournments thereof, the ~~chairman~~**chairperson** of the meeting or the holders of shares having a majority of the voting power of the capital stock present or represented by proxy at the meeting and entitled to vote thereon may adjourn the meeting from time to time. Any business may be transacted which might have been transacted at the meeting as originally called.

Section 7.   Order of Business.

(a)   At the Annual Meeting, only such business shall be conducted as shall have been brought before the Annual Meeting (i) by or at the direction of the Board of Directors of (ii) by any shareholder **of the Corporation who is a shareholder of record at the time the notice provided for in this Section 7 is delivered to the Secretary, who is entitled to vote at the meeting and** who complies with the procedures set forth in this Section 7. At any special meeting, only such business shall be conducted as shall have been set forth in the notice of such meeting.

(b)   For business properly to be brought before an Annual Meeting by a shareholder, the shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the Annual Meeting; provided, however, that if the event that less than 70 days' notice or prior public disclosure of the date of the Annual Meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made. To be in proper written form, a shareholder's notice to the Secretary shall be set forth in writing as to each matter the shareholder proposes to bring before the Annual Meeting: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting **(including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment)**; (ii) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business **and the name and address of the beneficial owner, if any, on whose behalf the proposal is made and any affiliate who controls either of the foregoing shareholder or beneficial owner, directly or indirectly (a "control person")**; (iii) the class and number of shares of the Corporation which are beneficially owned by the shareholder**, any beneficial owner on whose behalf the proposal is made and any control person as of the date of the notice**; **(iv) a representation that the shareholder (or a qualified representative of the shareholder) intends to appear at the meeting to propose such business;** and (iv) any material interest of the shareholder**, any beneficial owner on whose behalf the proposal is made or any control person** in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at the Annual Meeting of shareholders except in accordance with the procedures set forth in this Section 7. The ~~chairman~~**chairperson** of an Annual Meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the Annual Meeting in accordance with the provisions of this Section 7 and, if ~~he~~**the chairperson** should so determine, ~~he~~**the chairperson** shall so declare to the Annual Meeting and any such business not properly brought before the Annual Meeting shall not be transacted**, notwithstanding that proxies and votes in respect of any such business may have been received by the Corporation.**

Section 8.   Voting. Except as otherwise provided in the Certificate of Incorporation of the Corporation, at each meeting of shareholders, every shareholder of the Corporation entitled to vote at a meeting of shareholders shall be entitled to one vote for every share outstanding in his or her name on the stock records of the Corporation (a) at the time fixed pursuant to Section 6 of Article VI of these Bylaws as the record date for the determination of shareholders entitled to vote at such meeting, or (b) if no such record date shall have been fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. At each meeting of shareholders, all matters (except as otherwise provided in Section 3 of Article III of these Bylaws and except in cases where a different vote is required by law, the Certificate of Incorporation of the Corporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case, such different vote shall be the applicable vote on the matter) shall be decided by a majority of the votes cast at such meeting, a quorum being present.

Section 9.   Proxies. Any shareholder entitled to vote at any meeting of the shareholders or to express consent to or dissent from corporate action without a meeting may authorize another person or persons to vote at any such meeting and express such consent or dissent for him or her by proxy. No such proxy shall be voted or acted upon after the expiration of three years from the date of such proxy, unless such proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by or by delivering to the Secretary a revocation of the proxy or an executed new proxy bearing a later date. Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use for solicitation by the Board of Directors.

Section 10.   Inspectors of Elections. Preceding any meeting of the shareholders, the Board of Directors may, and shall if required by law, appoint one or more persons to act as Inspectors of Elections. The Corporation may designate one or more alternate inspectors. In the event no inspector or alternate is able to act, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Inspectors may be employees of the Corporation. Each inspector, before entering upon the discharge of the duties of an inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at a meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify his or her determination of the number of shares represented at the meeting, and his or her count of all votes and ballots.

The inspector may appoint or retain other persons or entities to assist in the performance of the duties of inspector.

Section 11.   Organization. The date and time for the opening and the closing of the polls for each matter to be voted upon at a shareholder meeting shall be announced at the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the ~~chairman~~**chairperson** of the meeting of shareholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such ~~chairman~~**chairperson**, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the ~~chairman~~**chairperson** of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to shareholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the ~~chairman~~**chairperson** of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; (f) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); and (g) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting. The ~~chairman~~**chairperson** of the meeting of shareholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such ~~chairman~~**chairperson** should so determine, such ~~chairman~~**chairperson** shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the ~~chairman~~**chairperson** of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III

DIRECTORS

Section 1.   Powers. The business of the Corporation shall be managed under the direction of the Board. The Board may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by law or otherwise directed or required to be exercised or done by the shareholders.

Section 2.   Number, Election and Terms. The authorized number of directors may be determined from time to time by a vote of a majority of the then authorized number of directors; provided, however, that such number shall not be less than a minimum of three nor more than a maximum of fifteen; and provided, further, that such number and such minimum and maximum may be increased or decreased pursuant to resolution of the Board. Subject to Section 9 and 10 of Article III of these By Laws, the directors, other than those who may be elected by the holders of any series of preferred stock, shall serve for a one-year term. Following the 2014 annual meeting of shareholders the Board of Directors will no longer be classified under Section 141(d) of the General Corporation Law of the State of Delaware and directors shall no longer be divided into three classes. The term of all directors currently serving or appointed to serve shall expire at the 2015 annual meeting of shareholders. Effective as of the 2015 annual meeting of shareholders and each annual meeting of shareholders thereafter, all directors (other than those who may be elected by the holders of any series of preferred stock, voting as a separate class) shall be elected for a one-year term expiring at the next annual meeting of shareholders. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. Vacancies and newly created directorships resulting from any increase in the authorized number of directors, and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the Board, or by a sole remaining director, and the directors so chosen shall hold office, subject to Section 9 and 10 of Article III of these Bylaws until the next Annual Meeting of shareholders and until their respective successors are elected and qualified. No decrease in the number of directors constituting the Board shall shorten the terms of any incumbent director.

Section 3.   Nominations of Directors, Elections. Nominations for the election of directors may be made by the Board or a committee appointed by the Board, or by any shareholder **of the Corporation who is a shareholder of record at the time the notice provided for in this Section 3 is delivered to the Secretary, who is** entitled to vote ~~generally in the election of directors~~**at the meeting and** who complies with the procedures set forth in this Section 3. Directors shall be at least 21 years of age. Directors need not be shareholders. At each meeting of shareholders for the election of directors at which a quorum is present, the persons receiving a plurality of the votes cast shall be elected directors. All nominations by shareholders shall be made pursuant to timely notice in proper written form to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. To be in proper written form, such shareholder's notice shall set forth in writing (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, **(a)** all information relating to such person that is required to be disclosed in solicitation of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended **(the "Exchange Act")**, or any successor regulation or law including, without limitation~~, such person's written consent to being named in the proxy statement as a nominee and to serving as director if elected~~**, (b) all completed and signed questionnaires in the same form as required of the Corporation's directors and director nominees (which will be provided within five business days following a request therefor), (c) a written statement executed by such person representing and agreeing that such person (1) consents to being named as a nominee in a proxy statement and form of proxy relating to the meeting at which directors are to be elected and to serving as a director if elected, and currently intends to serve as a director for the full term for which such person is standing for election; (2) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the person, if elected as a director, will act or vote on any issue or question, except as disclosed in such representation and agreement, or that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (3) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or** indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee, except as disclosed in such representation and agreement; and (4) if elected as a director, will comply with all of the Corporation's corporate governance policies and guidelines related to conflict of interest, confidentiality, stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors (which will be provided within five business days following a request therefor); and (ii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made and any control person, (ax) the name and address, as they appear on the Corporation's books, of such shareholder and the name and address of the beneficial owner and any control person, and (by) the class and number of shares of the Corporation which are beneficially owned by such shareholder, the beneficial owner and any control person as of the date of the notice, (c) in the case of any solicitation that is subject to Rule 14a-19 of the Exchange Act, a representation confirming that such shareholder, beneficial owner, control person or any other participant (as defined in Item 4 of Schedule 14A under the Exchange Act) will deliver, through means satisfying each of the conditions that would be applicable to the Corporation under either Exchange Act Rule 14a-16(a) or Exchange Act Rule 14a-16(n), a proxy statement and form of proxy to holders of at least 67% of the voting power of the Corporation's stock entitled to vote generally in the election of directors, (d) a representation that promptly after soliciting the holders of the Corporation's stock referred to in the representation required under clause (ii)(c) of this Section 3, and in any event no later than the tenth day before such meeting of shareholders, such shareholder, beneficial owner, control person or participant will provide the Corporation with documents, which may take the form of a certified statement and documentation from a proxy solicitor, specifically demonstrating that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of such percentage of the Corporation's stock and (e) a representation that the shareholder (or a qualified representative of the shareholder) intends to appear at the meeting to propose such nomination. Notwithstanding any other provision of these Bylaws, a shareholder (and any beneficial owner on whose behalf a nomination is made or other business is proposed, and if such shareholder or beneficial owner is an entity, any control person) shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 3; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 3. In the event that a shareholder seeks to nominate one or more directors, the Secretary shall appoint two inspectors, who shall not be affiliated with the Corporation, to determine whether a shareholder has complied with this Section 3. If the InspectorsThe chairperson of the meeting, or any other person designated by the Board shall determine whether a nomination proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 3. If any proposed nomination is not in compliance with this Section 3, including due to a failure to comply with the requirements of Rule 14a-19 under the Exchange Act, then except as otherwise required by law, the chairperson of the meeting shall determinedeclare that a stockholdershareholder has not complied with this Section 3, the inspectors shall direct the chairman of the meeting to declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the Bylaws of the Corporation, and if the chairmanchairperson shallshould so declare, to the meeting and thesuch defective nomination shall be disregarded, notwithstanding that proxies and votes in respect of any such nomination or other business may have been received by the Corporation.

Section 4.   Place of Meetings. Meetings of the Board shall be held at the Corporation's principal executive office or at such other place, within or without such State, as the Board may from time to time determine or as shall be specified or fixed in the notice or waiver of notice of any such meeting.

Section 5.   Regular Meetings. Regular meetings of the Board shall be held in accordance with a yearly meeting schedule as determined by the Board; or such meetings may be held on such other days and at such other times as the Board may from time to time determine. Notice of regular meetings of the Board need not be given.

Section 6.   Special Meetings. Special meetings of the Board may be called by the ~~Chairman~~**Chairperson** or the President and shall be called by the Secretary at the request of **a majority of the directors then in office**~~any two of the other directors~~.

Section 7.   Notice of Meetings. Notice of each special meeting of the Board stating the time and place, if any, shall be mailed to each director, addressed to each such director's residence or usual place of business, at least five days before the day on which such meeting is to be held, or shall be sent to such director by means of electronic transmission or be given personally or by telephone, in each case, on 24 hours' notice. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 8.   Quorum and Manner of Acting. The presence of at least a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board. If a quorum shall not be present at any meeting of the Board, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Except where a different vote is required or permitted by law or these Bylaws or otherwise, the act of a majority of the directors present at any meeting at which a quorum shall be present shall be the act of the Board. Any action required or permitted to be taken by the Board may be taken without a meeting if all the directors consent in writing or by electronic transmission to the adoption of a resolution authorizing the action. After an action is taken, the consent or consents relating thereto by the directors shall be filed with the minutes of the proceedings of the board. Any one or more directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall be deemed to constitute presence in person at a meeting of the Board.

Section 9.   Resignation. Any director may resign at any time by giving notice in writing or by electronic transmission to the Corporation; provided, however, that notice in writing or by electronic transmission to the Board, the ~~Chairman~~**Chairperson** of the Board, the President, the Chief Executive Officer or the Secretary shall be deemed to constitute notice to the Corporation. Such resignation shall take effect upon receipt of such notice or at any later time specified therein and, unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

Section 10.   Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock any director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 11.   Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation, directors may receive such compensation, if any, for their services on the Board of Directors and its committees, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors.

Section 12.   Waiver of Notice. Whenever any notice is required to be given under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof, given by the director entitled to such notice in writing or by electronic transmission, whether before or after the time stated herein, shall be deemed equivalent thereto. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 13. ~~Chairman~~**Chairperson** of the Board. The ~~Chairman~~**Chairperson** of the Board, if any, shall be elected by a majority vote of the directors. The ~~Chairman~~**Chairperson** of the Board shall, if present, preside at all meetings of the Board and of the shareholders, and shall perform such other duties as the Board of Directors may from time to time determine or as otherwise prescribed by these Bylaws. If the ~~Chairman~~**Chairperson** of the Board is not present at a meeting of the Board of Directors, another director chosen by the Board of Directors shall preside. To the extent there is no ~~Chairman~~**Chairperson** of the Board appointed, the Lead Director shall be deemed to be the ~~Chairman~~**Chairperson** of the Board.

ARTICLE IV

COMMITTEES OF THE BOARD

Section 1. Committees of the Board of Directors. The Board of Directors may designate one or more committees, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the shareholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to shareholders for approval; or (b) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors. The Corporation has elected to be governed by Section 141(c)(2) of the DGCL.

Section 2. Action by Consent: Participation by Telephone or Similar Equipment. Unless the Board shall otherwise provide, any action required or permitted to be taken by any committee may be taken without a meeting if all members of the committee consent in writing or by electronic transmission to the adoption of a resolution authorizing the action. After an action is taken, the consent or consents thereto by the members of the committee shall be filed with the minutes of the proceedings of the committee. Unless the Board shall otherwise provide, any one or more members of any such committee may participate in any meeting of the committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear one another. Participation by such means shall constitute presence in person at a meeting of the committee.

Section 3. Meetings and Action of Committees. Unless the Board of Directors provides otherwise by resolution, any committee of the Board of Directors may adopt, alter and repeal such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper. A majority of the directors then serving on a committee shall constitute a quorum for the transaction of business by the committee except as otherwise required by law, the Certificate of Incorporation or these Bylaws, and except as otherwise provided in a resolution of the Board of Directors; provided, however, that in no case shall a quorum be less than one-third of the directors then serving on the committee. Unless the Certificate of Incorporation, these Bylaws or a resolution of the Board of Directors requires a greater number, the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee.

ARTICLE V

OFFICERS

Section 1.   Officers. The officers of the Corporation shall consist of a President and a Secretary. The Board of Directors, in its sole discretion, may also elect one or more Chief Executive Officers, Chief Financial Officers, Chief Operating Officers, Presidents, Treasurers, Controllers, Assistant Secretaries, Assistant Treasurers and such other officers as the Board of Directors may from time to time determine, each of whom shall be elected by the Board of Directors, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Each officer shall be elected by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person's successor shall have been duly elected and qualified, or until such person's earlier death, disqualification, resignation or removal. Any number of offices may be held by the same person; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate of Incorporation or these Bylaws to be executed, acknowledged or verified by two or more officers. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable.

Section 2.   Compensation. The salaries of the officers of the Corporation and the manner and time of the payment of such salaries shall be fixed and determined by the Board of Directors or by a duly authorized officer and may be altered by the Board of Directors from time to time as it deems appropriate, subject to the rights, if any, of such officers under any contract of employment.

Section 3.   Removal, Resignation and Vacancies. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors or by a duly authorized officer, without prejudice to the rights, if any, of such officer under any contract to which he or she is a party Any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which such officer is a party. If any vacancy occurs in any office of the Corporation, the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly elected and qualified.

Section 4.   President and Chief Executive Officer. The President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Board of Directors. Unless otherwise provided in these Bylaws or determined by the Board of Directors, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the ~~Chairman~~**Chairperson** of the Board of Directors, preside at meetings of the shareholders.

Section 5.   Chief Financial Officer. The Chief Financial Officer, if any, shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the President or the Chief Executive Officer may from time to time determine.

Section 6.   Senior Vice-President(s). The senior vice-president(s), if any, shall have such powers and perform such duties as the Board of Directors, the President or the Chief Executive Officer may from time to time determine.

Section 7.   Vice-President(s). The vice-president(s), if any, shall have such powers and perform such duties as the Board of Directors, the President or the Chief Executive Officer may from time to time determine.

Section 8.   <u>Treasurer and Assistant Treasurers</u>. The Treasurer, if any, shall have general charge of the financial affairs of the corporation. The Treasurer shall have custody of all funds, securities and valuable papers of the Corporation, except as the Board of Directors may otherwise provide. The Treasurer shall keep or cause to be kept full and accurate records of account which shall be the property of the Corporation, and which shall be always open to the inspection of each elected officer and director of the corporation. The Treasurer shall deposit or cause to be deposited all funds of the Corporation in such depository or depositories as may be authorized by the Board of Directors. The Treasurer shall have the power to endorse for deposit or collection all notes, checks, drafts, and other negotiable instruments payable to the Corporation. The Treasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the President, the Chief Executive Officer or the Chief Financial Officer may from time to time determine.

Assistant treasurers, if any, shall have such powers and perform such duties as the Board of Directors, the President, the Chief Executive Officer or the Treasurer or the Chief Financial Officer may from time to time determine.

Section 9.   <u>Secretary and Assistant Secretaries</u>. The Secretary shall keep in safe custody the seal of the Corporation and affix it to any instrument when authorized by the Board of Directors, to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed, and to perform all of the duties incident to the office of Secretary and shall perform all other duties incident to the office of Secretary and such other duties as may be prescribed by the Board of Directors, the President or the Chief Executive Officer. The Secretary (or in such officer's absence, an Assistant Secretary, but if neither is present, another person selected by the ~~chairman~~**chairperson** for the meeting) shall have the duty to record the proceedings of the meetings of shareholders, the Board of Directors and of the committees of the Board of Directors in a book to be kept for that purpose.

Assistant secretaries, if any, shall have such powers and perform such duties as the Board of Directors, the President, the Chief Executive Officer or the Secretary may from time to time designate.

Section 10.   <u>Additional Matters</u>. The President, the Chief Executive Officer and the Chief Financial Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Senior Vice President, Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board of Directors.

Section 11.   <u>Action with Respect to Securities of Other Corporations or Entities</u>. Unless otherwise provided by resolution adopted by the Board, the President, the Chief Executive Officer of the Chief Financial Officer may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other Corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other Corporation or other entity, or to consent in any manner permitted under applicable law, in the name of the Corporation as such holder, to any action by such other Corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 11 which may be delegated to an attorney or agent may also be exercised directly by the President, the Chief Executive Officer of the Chief Financial Officer.

Section 12.   <u>Other Powers and Duties</u>. Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors.

ARTICLE VI

CAPITAL STOCK

Section 1.   Certificates of Stock. The shares of stock of the Corporation shall be either certificated shares or uncertificated shares or a combination thereof. A resolution of the Board of Directors may provide that some or all of any or all classes or series of the shares of the Corporation will be uncertificated shares. Any certificate representing shares of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation, including, without limitation, the Chief Executive Officer, the President, the Chief Financial Officer, the Controller, the Treasurer, an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation. Any or all of the signatures appearing on such certificate or certificates may be a facsimile. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 2.   List of Shareholders Entitled to Vote. The Corporation shall prepare, no later than the tenth day before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting (provided, however, if the record date for determining the shareholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the shareholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Nothing in this section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting for 10 days ending on the day before the meeting date (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to shareholders of the Corporation.

Section 3.   Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by Section 2 of this Article VI or the books of the Corporation, or to vote in person or by proxy at any meeting of shareholders.

Section 4.   Transfers of Capital Stock. Shares of stock shall be transferable on the books of the Corporation pursuant to applicable law and such rules and regulations as the Board of Directors shall from time to time prescribe. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the shareholder entitled thereto, cancel the old certificate and record the transaction upon the Corporation's books. Upon the surrender of any certificate for transfer of stock, such certificate shall at once be conspicuously marked on its face "Canceled" and filed with the permanent stock records of the Corporation.

Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be canceled, issuance of new equivalent shares or certificated shares shall be made to the shareholder entitled thereto and the transaction shall be recorded upon the books of the Corporation. If the Corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile or otherwise electronically transmitted.

The Board of Directors may appoint a transfer agent and one or more co-transfer agents and registrar and one or more co-registrars and may make or authorize such agent to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock. Transfers may also be made in any manner authorized by the Corporation (or its authorized transfer agent) and permitted by Section 224 of the DGCL.

Section 5.   Lost Certificates. The Corporation may direct either (a) a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, or (b) uncertificated shares in place of any certificate or certificates previously issued by the Corporation, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

Section 6.   Fixing of Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividends or other distributions or allotments of any rights, or entitled to exercise any rights in respect to any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of and to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for shareholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareholders entitled to vote in accordance herewith at the adjourned meeting. If no such record date is fixed for any other action, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 7.   Registered Shareholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VII

FISCAL YEAR

Unless otherwise determined by the Board of Directors, the Corporation's fiscal year shall coincide with the calendar year.

ARTICLE VIII

INDEMNIFICATION

Section 1.   Nature of Indemnity. The Corporation shall to the fullest extent permitted by law indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer, of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and may indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding the foregoing, except as otherwise provided in Section 5, the Corporation shall be required to indemnify such a person in connection with an action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by the person was authorized in the specific case by the Board of the Corporation.

The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2.   Successful Defense. To the extent that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 hereof or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 3.   Determination That Indemnification is Proper. Any indemnification of a director or officer of the Corporation under Section 1 hereof (unless ordered by a court) shall be made by the Corporation unless a determination is made that indemnification of the director or officer is not proper in the circumstances because he or she has not met the applicable standard of conduct set forth in Section 1 hereof. Any indemnification of an employee or agent of the Corporation under Section 1 hereof (unless ordered by a court) may be made by the Corporation upon a determination that indemnification of the employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 1 hereof. Any such determination shall be made (1) by the Board of Directors by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

Section 4.   Advance Payment of Expenses. Expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall to the fullest extent permitted by law be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 5.   Procedure for Indemnification of Directors and Officers. Any indemnification of a director or officer of the Corporation under Section 1 and 2 (following the final disposition of the action, suit or proceeding), or advance of expenses to a director or officer under Section 4 of this Article VIII, shall be made promptly, and in any event within 30 days, upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this Article is required (following the final disposition of the action, suit or proceeding), and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved such request. If the Corporation denies a written request for indemnity (following the final disposition of the action, suit or proceeding) or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advancement of expenses as granted by this Article shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification or advancement of expenses, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses and to enforce a claim for the advance of expenses under Section 4 of this Article VIII where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 1 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, its independent legal counsel, and its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 1 of this Article VIII, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 6.   Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director and officer who serves in any such capacity at any time while these provisions as well as the relevant provisions of the DGCL are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such director or officer.

The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7.   Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board.

Section 8.   Severability. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE IX

SEAL

The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary of the Corporation. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by any other officer of the Corporation.

ARTICLE X

WAIVER OF NOTICE

Whenever any notice is required by law, the Certificate of Incorporation or these Bylaws to be given to any director, member of a committee or shareholder, a waiver thereof in writing or by electronic transmission, given by the person entitled to such notice, whether signed before or after the time stated in such waiver, shall be deemed equivalent to such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the shareholders, directors, or members of a committee of directors need be specified in any waiver of notice.

ARTICLE XI

FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of this Article XI, internal corporate claims means claims, including claims in the right of the Corporation: (a) that are based upon a violation of a duty by a current or former director, officer, employee or shareholder in such capacity, or (b) as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

If any provision of this shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII

RESERVED

ARTICLE XIII

AMENDMENTS

These Bylaws or any of them may be amended, repealed, in any respect, and new Bylaws adopted at any time, either (i) at any annual or special shareholders' meeting, by an affirmative vote of 66 2/3% of the shareholders of the Corporation entitled to vote generally in the election of directors provided that any amendment, repeal or new Bylaws proposed to be acted upon at any such meeting shall have been described or referred to in the notice of such meeting or (ii) by an affirmative vote of a majority of the directors present at any organizational, regular, or special meeting of the Board of Directors provided that any amendment, repeal or new by-Law proposed to be acted upon at any such meeting shall have been described or referenced to in the notice of such meeting or an announcement with respect thereto shall have been made at the last previous board meeting. Notwithstanding the foregoing and anything contained in these Bylaws to the contrary, Section 3 ("Special Meetings") or Section 7 ("Order of Business") of Article II ("Meeting of Shareholders") of the Bylaws; Section 2 ("Number, Election and Terms"), Section 3 ("Nominations of Directors, Elections") or Section 6 ("Special Meetings") of Article III ("Directors") of the Bylaws; or Article XII ("Amendments") of the Bylaws shall not be amended or repealed and no provision inconsistent with any thereof shall be adopted without the affirmative vote of the 66 2/3% of the shareholders entitled to vote generally for the election of directors, voting together as a single class. Notwithstanding anything contained in these Bylaws to the contrary, the affirmative vote of the 66 2/3% of the shareholders entitled to vote generally for the election of directors, voting together as a single class shall be required to amend or repeal, or adopt any provision inconsistent with, any provision or this Article XII.

ARTICLE XIV

CONSTRUCTION

All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the Certificate of Incorporation (including any certificate of designation for any Preferred Stock) and applicable law. In the event of any conflict between the provisions of these Bylaws as in effect from time to time and the provisions of the Certificate of Incorporation of the Corporation as in effect from time to time, the provisions of such Certificate of Incorporation shall be controlling.

Appendix B

Amendment to PAR's Certificate to Limit the Liability of Certain Officers as Permitted by Delaware Law

THIRTEENTH

1.   An officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

2.   If, after approval of this Article by the shareholders of the Corporation, the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of officers, the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

3.   Any repeal or modification of this Article by the shareholders of the Corporation shall not adversely affect any right or protection of an officer of the Corporation existing at the time of such repeal or modification.